82-4721

ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО
"ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ"

Россия,350000,г.Краснодар,ул.Карасунская,66
тел. (8612) 53-20-56
телетайп211407 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________
БИК ______________________
Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300,ОКПО 01151037

от 6.11.02. № 23/8-351

на № ________ от ________

**SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA**

SUPPL



Gentlemen:

To maintain the effect of the exemption, allowed for PJSC "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you:

1. Quarterly report of the securities' issuer for the second quarter of the year 2002.
2. Informational report on the results of the Annual General Shareholders' Meeting of "UTK" JSC held on June 21 2002.
3. Reports on material facts affecting the issuer's economic and financial activity (9 reports).



Yours faithfully,

A. Litvinov,
Deputy General Director

1/24

file № 82-4721

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**Location: 66,Karasunskaya St., Krasnodar, 350 000**
**informs on the results of the Annual General Shareholders' Meeting held on June 21, 2002.**
**Record day of shareholders entitled to take part in the Annual General Shareholders' Meeting was May 3, 2002.**



The Annual General Shareholders' Meeting adopted the following resolutions:
1. to approve annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year (2001).
2. to pay dividends for the year 2001 amounting to:
   a) 0.18908 ruble in cash for each preference share on 20 August 2002 at the latest;
   b) 0.18908 ruble in cash for each ordinary share on 31 December 2002 at the latest.
3. to elect the following members of the Board of Directors:
1)Belov Vadim Yevgenyevich
2)Volkovyski Igor Vilgelmovich
3)Gorbachev Vladimir Lukich
4)Yevdokimenko Vitali Mikhaylovich
5)Zabuzova Elena Viktorovna
6) Osipchuk Anton Igorevich
7) Romskiy Georgi Alexeevich
8)Ukhina Irina Petrovna
9)Hern David Alexander
4. to elect the following members of the Company's Auditing Commission:
   1) Andreeva Antonina Mikhailovna;
   2) Kozin Vladimir Vladimirovich;
   3) Prokofyeva Irina Viktorovna.
5. to approve new edition of the Company's Charter.
6. to approve new edition of the Regulations on the procedure for conducting a General Shareholders' Meeting.
7. to approve new edition of the Statute of the Company's Board of Directors.
8. to approve new edition of the Statute of the Company's Administrative Board.
9. to make amendments to the Statute on the Company's Auditing Commission:
10. to approve "Ernst and Young Vneshaudit" CJSC as the Company's auditor.
11. to join the Association of operators of the federal network of business service "Iskra".

**Information on the annual report of "Southern Telecommunications Company" PJSC**

Number of shareholders – holders of voting shares entitled to take part in the annual General Shareholders' Meeting - is 5 154.
The Company's Registrar is Closed Joint Stock Company "Registrator-Svyaz". Location: 27, Presnenskiy val, Moscow, 123 557. Postal address: 1 "A", B.Olenya Street, Moscow, 107014. Phone: (095) 268-70-13. License № N-01147 of 5.10.1996, valid till 8.10.2002, issued by FKCB of the Russian Federeation.
The Company's auditor is Closed Joint Stock Company "Ernst and Young Vneshaudit". Postal address: 20/12, Podsosenskiy pereulok, Moscow, 103062. Phone: (095) 917-33-06. License № 004768 of 13.03.2000, valid till 8.02.2003, issued by Ministry of Finance of the Russian Federaion.

The translation is correct
Deputy General director

**The Company's principal shareholders holding over 1 percent of the Charter (legal) capital as at 11 April 2002**

| № | Name | % of legal capital |
|---|---|---|
| 1 | "Investitsionnaya kompaniya svyazi" OAO - holder | 38.00 |
| 2 | "DKK" ZAO – nominal holder | 14.04 |
| 3 | JSC "Bank Credit Suisse First Boston AO" – nominal holder | 10.61 |
| 4 | KB "JP Morgan Bank Int." (OOO) – nominal holder | 5.92 |
| 5 | JSC "Branswick UBS Warburg Nominis" – nominal holder | 4.76 |
| 6 | KB "CityBank T/O" OOO - nominal holder | 4.26 |
| 7 | ING Bank (Euroasia) JSC/ING Deposit - nominal holder | 4.02 |
| 8 | JSC "ABN AMRO Bank AO" - nominal holder | 1.87 |
| 9 | "ING Bank (Euroasia)" JSC - nominal holder | 1.40 |
| 10 | Lindsell Enterprises Limited - holder | 1.20 |

**The Company's declared and placed shares**

| Category (type) of shares | Number of shares | A share's par value, rubles |
|---|---|---|
| Declared shares (in accordance with the Company's Charter of 26 June 2002) | | |
| ordinary | 1 941 058 484 | 0.33 |
| preference | 621 442 245 | 0.33 |
| Placed shares (in accordance with issue reports) | | |
| ordinary | 1 150 323 325 | 0.33 |
| preference | 383 442 925 | 0.33 |
| | | |

**The Company's net assets ( as at 01.01.2002)**

| | |
|---|---|
| 1. Net assets (thousand rubles) | 2914654 |
| 2. Charter capital (thousand rubles) | 506143 |
| 3. Reserves (thousand rubles) | 47260 |

**Balance sheet of "Southern Telecommunications Company" PJSC for the year 2001**

Million rubles

| Assets | Line code | Opening balance | Closing balance |
|---|---|---|---|
| **I. Long-term assets** | | | |
| Intangible assets | 110 | 6 | 2 |
| Fixed assets | 120 | 2561 | 3153 |
| Unfinished construction | 130 | 236 | 171 |
| Interest investments in material valuables | 135 | - | - |
| Long-term financial investments | 140 | 276 | 318 |
| **Total for Section I** | 190 | **3079** | **3644** |
| **II. Current assets** | | | |
| Inventories and expenses | 210 | 117 | 162 |
| VAT on acquired valuables | 220 | 38 | 40 |

| | | | |
|---|---|---|---|
| Short-term financial investments | 250 | - | - |
| Cash resources | 260 | 17 | 35 |
| Other | 270 | - | - |
| **Total for section II** | 290 | **325** | **436** |
| **BALANCE** | 300 | **3404** | **4080** |
| **Liabilities** | | | |
| **III. Funds and reserves** | | | |
| Charter capital | 410 | 506 | 506 |
| Additional paid-in capital | 420 | 1410 | 1406 |
| Reserves | 430 | 47 | 47 |
| Social fund | 440 | 64 | 9 |
| Retained profit | 470 | 422 | 808 |
| **Total for section III** | 490 | **2449** | **2776** |
| **IV. Long-term liabilities** | | | |
| Loans and credits | 510 | 188 | 185 |
| Other long-term liabilities | 520 | 244 | 333 |
| **Total for section IV.** | 590 | **432** | **518** |
| **V. Short-term liabilities** | | | |
| Loans and credits | 610 | 92 | 183 |
| Accounts payable | 620 | 282 | 421 |
| Dividend settlements | 630 | 99 | 41 |
| Deferred income | 640 | 50 | 141 |
| Other short-term liabilities | 660 | - | - |
| **Total for section V** | 690 | **523** | **786** |
| **BALANCE** | 700 | **3404** | **4080** |

General Director V.L. Gorbachev

1st Deputy Chief Accountant A. A. Pustovit

**Profit and Loss Statement of "Southern Telecommunications Company" PJSC for the year 2001**

Million rubles

| **Description** | **Line code** | **2001** | **2000** |
|---|---|---|---|
| **I. Profits and losses from current activities** | | | |
| Net revenue from sales (with the exception of VAT, excises and other compulsory payments) | 010 | 2597 | 2174 |
| Cost price of goods, services sold | 020 | (1961) | (1624) |
| Gross profit | 029 | 636 | 550 |

| | | | |
|---|---|---|---|
| Management expenses | 040 | | |
| Profit (loss) from sales(lines 010-020-030-040) | 050 | 636 | 545 |
| **II. Operating profits and losses** | | | |
| Interest income | 060 | - | - |
| Interest expenses | 070 | (50) | (41) |
| Income from participation in other organizations | 080 | 12 | 2 |
| Other operating income | 090 | 58 | 297 |
| Other operating expenses | 100 | (110) | (269) |
| **III. Non-sales profits and losses** | | | |
| Non-sales income | 120 | 21 | 29 |
| Non-sales expenses | 130 | (120) | (93) |
| Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130) | 140 | 447 | 470 |
| Profit tax and other similar obligatory payments | 150 | (117) | (90) |
| Profit/loss from usual activities | 160 | 330 | 380 |
| **IV. Extraordinary profits and losses** | | | |
| Extra profit | 170 | - | - |
| Emergency losses | 180 | (4) | (2) |
| Net profit (retained profit (loss) in the reported period)(lines 160+170-180) | 190 | 326 | 378 |

General Director V.L. Gorbachev

1st Deputy Chief Accountant A. A. Pustovit

**Allocation of retained profit for the year 2001**

Thousand rubles

| Description<br>1 | Line code<br>2 | Allocation of the current year's profit |
|---|---|---|
| Retained profit (uncovered loss) | 0070 | 326525 |
| Allocation of profit: | 0080 | 306005 |
| -reimbursement of expenses of the past years | 0090 | |
| - dividend payments | 0100 | 290005 |
| - formation of reserves pursuant to current legislation | 0110 | 16000 |
| -formation of special joint stock fund for the Company's employees (in accordance with foundation documents) | 0120 | |
| Balance of retained profit<br>**Total**: | **0150** | **20520** |

General Director V.L. Gorbachev

file № 82-4721

8 May 2002 Supplement to "Vestnik FKCB Rossii" № 34 (447)

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 29.03.2002
Code of the fact (event, action): 0400062A29032002

Closed Joint Stock Company "Kuban-GSM"
Location and mailing address: 61, Gimnazicheskaya Str., Krasnodar, 350000
Share of "UTK" PJSC in "Kuban-GSM" CJSC's legal capital constituted 24% before the change and 0% after the change.
Date when the change took place: 29.03.2002.

Deputy General director A.A. Litvinov

The translation is correct
Deputy General director
A.A. Litvinov

ИНН 2308025192
г. КРАСНОДАР

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A

Date of the occurrence of the fact (event, action): 29.03.2002
Code of the fact (event, action): 0200062A29032002

Anna Mikhailovna Sadokhina – member of the Board of Directors and the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's legal capital constituted 2% before the change and 0% after the change.
Date of the change: 29.03.2002

Leonid Leontyevich Laskavy – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's legal capital constituted 3% before the change and 0% after the change.
Date of the change: 29.03.2002

Ivan Fyodorovich Ignatenko – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's legal capital constituted 1% before the change and 0% after the change.
Date of the change: 29.03.2002

Victor Alexandrovich Kruzhkov – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's legal capital constituted 2% before the change and 0% after the change.
Date of the change: 29.03.2002

Alexander Petrovich Shipulin – member of the Administrative Board of "UTK" PJSC
Share in "Kuban-GSM" PJSC's legal capital constituted 2.5% before the change and 0% after the change.
Date of the change: 29.03.2002

Deputy General Director A.A. Litvinov

PUBLIC JOINT STOCK COMPANY
"SOUTHERN TELECOMMUNICATIONS COMPANY"
66,Karasunskaya St., Krasnodar 350 000

# Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 10.01.2002
Code of the fact (event, action): 0900062A10012002
Profit before taxation for the third quarter of 2001: - 169 219 thousand rubles
Profit before taxation for the forth quarter of 2001: - 69 145 thousand rubles
Absolute profit reduction constituted 100 074 thousand rubles or 59.14%.
Profit reduction is caused by decrease of long-distance and international traffic in 4Q01 as compared to 3Q01.

Deputy General Director: A.A. Litvinov

Chief Accountant S.G. Fefilova

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer’s economic and financial activity

The issuer’s code: 00062-A
Date of the occurrence of the fact (event, action): 21.06.2002
Code of the fact (event, action): 1100062A21062002

Class, category (type) of securities: ordinary registered book-entry share
Date of adopting the resolution on dividend payment: 21 June 2002
Date of dividend payment: 31 December 2002 at the latest
The issuer’s body which adopted the resolution on dividend payment: Annual General Shareholders’ Meeting
Size of dividend paid on each ordinary registered book-entry share – 0.18908 ruble
Number of ordinary registered book-entry shares on which dividends are to be paid: 1 150 268 825 shares
Form of dividend payment: in cash
Class, category (type) of securities: preference registered book-entry type A share
Date of adopting the resolution on dividend payment: 21 June 2002
Date of dividend payment: 20 August 2002 at the latest
The issuer’s body which adopted the resolution on dividend payment: Annual General Shareholders’ Meeting
Size of dividend paid on each preferred registered book-entry type A share – 0.18908 ruble
Number of preference registered book-entry type A shares on which dividends are to be paid: 383 421 125 shares
Form of dividend payment: in cash

Deputy General Director A.A. Litvinov

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

# Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 21.06.2002
Code of the fact (event, action): 0100062A21062002

The Company's governing organ that was changed: Board of Directors
The following persons were elected the members of the Board of Directors:

1. Volkovyskiy Igor Viljgelmovich. Share in "UTK" PJSC's legal capital : 0%
2. Zabuzova Elena Viktorovna. Share in "UTK" PJSC's legal capital : 0%

Date of the changes: 21 June 2002.
The issuer's authorized body which adopted the resolution dealing with these changes: Annual General Shareholders' Meeting (Protocol №12 of 21 June 2002).
Powers of the following members of the Board of Directors were terminated:

1. Apaljko Alexander Valentinovich. Share in "UTK" PJSC's legal capital: 0.05%
2. Sadokhina Anna Mikhailovna. Share in "UTK" PJSC's legal capital: 0.11%

Date of the changes: 21 June 2002.
The issuer's authorized body which adopted the resolution dealing with these changes: Annual General Shareholders' Meeting (Protocol №12 of 21 June 2002).
The Company's governing body that was changed: Administrative Board
The following persons were elected the members of the Administrative Board:

1. Apaljko Alexander Valentinovich. Share in "UTK" PJSC's authorized capital: 0.05%
2. Kraev Alexey Olegovich. Share in "UTK" PJSC's authorized capital : 0%
3. Statuev Vladislav Andreevich. Share in "UTK" PJSC's authorized capital: 0%.
4. Fefilova Svetlana Gennadyevna. Share in "UTK" PJSC's authorized capital: 0%
5. Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's authorized capital: 0%

Date of the changes: 21 June 2002.
The issuer's authorized body which adopted the resolution dealing with these changes: Board of Directors (Protocol №1 of 21 June 2002).

Deputy General director A.A. Litvinov

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 21.06.2002
Code of the fact (event, action): 1200062A21122001

Type of general meeting - Annual
Form of the annual general shareholders' meeting – in praesentio (joint personal presence)
Date: 21 June 2002
Venue: Olginka, Health complex "Orbita"CJSC, Tuapse District, Krasnodar Territory
As at the record date of shareholders entitled to take part in the Annual General Shareholders' Meeting ( 3 May 2002) the Company's legal capital is divided into 1 150 323 325 ordinary and 383 442 925 preference shares.
54 500 placed ordinary and 21 800 placed preferred shares that had been redeemed from the shareholders on their request pursuant to Article 75 of the Federal Law "On Joint Stock companies", associated with the resolution on the Company's reorganization through merger of 9 telecom operators of the Southern Federal District into it approved on 21 December 2001, were entered in the Company's balance.
1 150 268 825 (one billion one hundred fifty million two hundred sixty-eight thousand eight hundred and twenty-five) registered common shares, entitling to vote on the issues of the General Meeting's agenda, were taken into consideration to determine the quorum.
690 shareholders and their authorized proxies were registered with number of votes totaling 824 704 487 that constituted 71.697% of total amount of votes represented by the Company's placed voting shares determining the quorum.
CJSC "Kubanski Registration Center" functioning as the Calculating Committee pursuant to Article 56 of the Federal Law "On Joint Stock Companies" concluded that the Annual General Shareholders' Meeting had a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares. The items put to vote:

1. Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year (2001).
2. Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001.
3. Election of the members to the Company's Board of Directors.
4. Election of the members to the Company's Auditing Commission.
5. Approval of new edition of the Company's Charter.
6. Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.
7. Approval of new edition of the Statute of the Company's Board of Directors.
8. Approval of new edition of the Statute of the Company's Administrative Board.
9. Making amendments in the Statute on the Company's Auditing Commission.
10. Approval of the Company's auditor for the year 2002.
11. About "UTK" PJSC's participation in the Association of operators of the federal network of business service "Iskra".

Voting results.

Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 14 (31283 votes, 0.00%)
"IN FAVOR": 824 365 571 votes (99.96%)
"AGAINST": 7 739 votes (0.00%)
"ABSTAINED FROM VOTING": 25 506 votes (0.00%)

On the second item:
On the first sub-item of the voting paper "To pay dividends for the year 2001 amounting to 0.18908 ruble in cash for each preference share on 20 August 2002 at the latest".
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 686 (822 477 473 votes)
"INVALID": 17 (41311 votes, 0.00%)
"IN FAVOR": 821 558 494 votes (99,62%)
"AGAINST": 10 355 votes (0.00%)
"ABSTAINED FROM VOTING": 867 313 votes (0,11%)
On the second sub-item of the voting paper "To pay dividends for the year 2001 amounting to 0.18908 ruble in cash for each ordinary share on 31 December 2002 at the latest".
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 686 (822 477 473 votes)
"INVALID": 17 (41311 votes, 0.00%)
"IN FAVOR": 821 548 030 votes (99,62%)
"AGAINST": 21 473 votes (0.00%)
"ABSTAINED FROM VOTING": 866 659 votes (0,11%)

On the third item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (822 477 473 votes)
"INVALID": 129

| Name of the candidate | Number of votes casted in favor of each candidate |
|---|---|
| 1.Belov Vadim Yevgenyevich | 810 528 342 |
| 2.Volkovyski Igor Vilgelmovich | 657 831 048 |
| 3.Gorbachev Vladimir Lukich | 1 737 807 216 |
| 4.Yevdokimenko Vitali Mikhaylovich | 569 579 489 |
| 5.Zabuzova Elena Viktorovna | 657 917 996 |
| 6. Osipchuk Anton Igorevich | 657 834 176 |
| 7.Poyarkov Yevgeni Nikolaevich | 6 307 995 |
| 8. Romski Georgi Alexeevich | 661 975 332 |
| 9.Ukhina Irina Petrovna | 660 703 210 |
| 10.Furschik Moisey Alexandrovich | 499 370 |
| 11.Hern David Alexander | 893 167 290 |

On the forth item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 682 (813 292 043 votes)
Number of votes casted in favor of each candidate to the Company's Auditing Commission:

| № in the voting paper | Number of votes casted | | | |
|---|---|---|---|---|
| | in favor | | against | abstained from voting |
| | amount | % | | |
| Andreeva Antonina | | | | |

| | | | | |
|---|---|---|---|---|
| Mikhailovna | 813 041 888 | 98.59% | 4 687 | 41 638 |
| Kozin Vladimir Vladimirovich | 812 840 129 | 98.56% | 66 817 | 51 012 |
| Prokofyeva Irina Viktorovna | 812 848 522 | 98.56% | 45 453 | 52 865 |

On the fifth item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 8 (14 824 votes, 0.00%)
"IN FAVOR": 824 246 216 votes (99.94%)
"AGAINST": 7 194 votes (0.00%)
"ABSTAINED FROM VOTING": 161 865 votes (0.02%)

On the sixth item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 687 (824 429 118 votes)
"INVALID": 6 (10 137 votes, 0.00%)
"IN FAVOR": 824 264 637 votes (99.95%)
"AGAINST": 872 votes (0.00%)
"ABSTAINED FROM VOTING": 153 472 votes (0.02%)

On the seventh item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 6 (11 881 votes, 0.00%)
"IN FAVOR": 824 246 761 votes (99.94%)
"AGAINST": 5 668 votes (0.00%)
"ABSTAINED FROM VOTING": 165 789 votes (0.02%)

On the eighth item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 7 (321 332 votes, 0.04%)
"IN FAVOR": 823 935 348 votes (99.91%)
"AGAINST": 3 270 votes (0.00%)
"ABSTAINED FROM VOTING": 170 149 votes (0.02%)

On the ninth item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 8 (479 273 votes, 0.06%)
"IN FAVOR": 823 833 106 votes (99.89%)
"AGAINST": 22 018 votes (0.00%)
"ABSTAINED FROM VOTING": 95 702 votes (0.01%)

On the tenth item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 7 (14 606 votes, 0.00%)
"IN FAVOR": 824 255 699 votes (99.95%)

"AGAINST": 30 629 votes (0.00%)
"ABSTAINED FROM VOTING": 129 165 votes (0.02%)

On the eleventh item:
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 8 (18 748 votes, 0.00%)
"IN FAVOR": 821 443 195 votes (99.60%)
"AGAINST": 13 952 votes (0.00%)
"ABSTAINED FROM VOTING": 2 954 204 votes (0.36%)

Resolutions approved:
On the first item: to approve annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported fiscal year (2001).

On the second item: To pay dividends for the year 2001 amounting to:

a) 0.18908 ruble in cash for each preference share on 20 August 2002 at the latest;
b) 0.18908 ruble in cash for each ordinary share on 31 December 2002 at the latest.

On the third item: to elect the following members of the Board of Directors:
1.Belov Vadim Yevgenyevich
2.Volkovyski Igor Vilgelmovich
3.Gorbachev Vladimir Lukich
4.Yevdokimenko Vitali Mikhaylovich
5.Zabuzova Elena Viktorovna
6. Osipchuk Anton Igorevich
7. Romski Georgi Alexeevich
8.Ukhina Irina Petrovna
9.Hern David Alexander

On the forth item: to elect the following members of the Company's Auditing Commission:

1. Andreeva Antonina Mikhailovna, head of the department for notes payable and receivable, "Southern Telecommunications Company" PJSC;
2. Kozin Vladimir Vladimirovich – deputy director – head of the section of direct investments and property, "Svyazinvest"PJSC;
3. Prokofyeva Irina Viktorovna – deputy director – head of the section of the department of internal audit and economic analysis, "Svyazinvest"PJSC.

On the fifth item: to approve new edition of the Company's Charter.

On the sixth item: to approve new edition of the Regulations on the procedure for conducting a General Shareholders' Meeting.

On the seventh item: to approve new edition of the Statute of the Company's Board of Directors.

On the eighth item: to approve new edition of the Statute of the Company's Administrative Board.

On the ninth item: to make amendments to the Statute on the Company's Auditing Commission:

1) in item 1.3 the words "3 persons in number" should be replaced by the words "5 persons in number";

2) in the first paragraph of item 7.4 the words "constituting 25%" should be replaced by the words "constituting 50%".

On the tenth item: to approve "Ernst and Young Vneshaudit" CJSC as the Company's auditor.

On the eleventh item: to join the Association of operators of the federal network of business service "Iskra".

Deputy General Director A.A. Litvinov

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 18.06.2002
Code of the fact (event, action): 1300062A18062002

"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on 18 June, 2002 (Protocol №44 of 18.06.2002):

1. to increase the Charter capital of "Southern Telecommunications Company" Public Joint Stock Company up to the amount of 1 297 854 028.35 rubles by emission of additional ordinary registered book-entry shares 1 810 350 993 (one billion eight hundred ten million three hundred fifty thousand nine hundred and ninety three) in number with a par value of 0.33 (thirty-three kopecks) ruble each and additional preferred registered book-entry type A shares 588 773 752 (five hundred eighty eight million seven hundred seventy three thousand seven hundred and fifty two) in number with a par value of 0.33(thirty-three kopecks) ruble each. Including:
    - 44 028 862 ordinary shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary shares owned by the shareholders of "Electrosvyaz of Adygeya Republic" Public Joint Stock Company into them.

Shares of "Electrosvyaz of Adygeya Republic" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz of Adygeya Republic" Public Joint Stock Company in the United state register of legal persons.

- 148 520 731 ordinary and 49 506 176 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Svyazinform" Public Joint Stock Company, Astrakhan Region, into them.

Shares of "Svyazinform" Public Joint Stock Company, Astrakhan Region are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Svyazinform" Public Joint Stock Company, Astrakhan Region in the United state register of legal persons.

- 502 291 425 ordinary and 167 430 475 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Volgograd Region, into them.

Shares of "Electrosvyaz " Public Joint Stock Company, Volgograd Region are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz" Public Joint Stock Company, Volgograd Region in the United state register of legal persons.

- 61 419 993 ordinary and 20 472 552 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of

"Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them.

Shares of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company in the United state register of legal persons.

- 21 116 502 ordinary and 7 039 501 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electricheskaya svyaz " Public Joint Stock Company, Kalmykia Republic, into them.

Shares of "Electricheskaya svyaz " Public Joint Stock Company, Kalmykia Republic are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electricheskaya svyaz " Public Joint Stock Company, Kalmykia Republic in the United state register of legal persons.

- 14 716 589 ordinary and 4 906 184 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company into them.

Shares of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company in the United state register of legal persons.

- 642 598 877 ordinary and 214 199 531 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Rostov Region, into them.

Shares of "Electrosvyaz " Public Joint Stock Company, Rostov Region are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz" Public Joint Stock Company, Rostov Region in the United state register of legal persons.

- 123 702 369 ordinary and 41 234 118 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.

Shares of "Sevosetinelectrosvyaz" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Sevosetinelectrosvyaz" Public Joint Stock Company in the United state register of legal persons.

- 251 955 645 ordinary and 83 985 215 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Stavropol Territory, into them.

Shares of "Electrosvyaz " Public Joint Stock Company, Stavropol Territory are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz" Public Joint Stock Company Stavropol Territory in the United state register of legal persons.

Additional share are to be place within the limits of declared shares. Total volume of issues to be placed (registered value) amounts to 791 711 165.85 rubles including:

- ordinary shares for the amount of 597 415 827.69 rubles,
- preferred shares for the amount of 194 295 338.16 rubles

2.

- to place 500 registered book-entry interest-bearing bonds of K-1 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 500 rubles for the total amount of 250 000 rubles by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them (registration number 4-05-30167-E).
- to place 500 registered book-entry interest-bearing bonds of K-2 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 500 rubles for the total amount of 250 000 rubles by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them (registration number 4-06-30167-E).
- to place 10 450 registered book-entry interest-bearing bonds of S-1 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 2 500 rubles for the total amount of 26 125 000 rubles by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them (registration number 10-2-004).
- to place 7 000 registered book-entry interest-bearing bonds of S-2 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 300 rubles for the total amount of 2 100 000 rubles by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them (registration number 4-03-30274-E).

3. to approve the following Resolutions on the securities' issue of "Southern Telecommunications Company" Public Joint Stock Company:
   1) Resolution on issue of 44 028 862 (forty-four million twenty-eight thousand eight hundred and sixty-two) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 14 529 524.46 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Electrosvyaz of Agygeya Republic" Public Joint Stock Company into them.
   2) Resolution on issue of 148 520 731 (one hundred forty-eight million five hundred twenty thousand seven hundred and thirty-one) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 49 011 841.23 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Svyazinform" Public Joint Stock Company, Astrakhan Region, into them.
   3) Resolution on issue of 49 506 176 (forty-nine million five hundred and six thousand one hundred and seventy-six) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 16 337 038.08 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Svyazinform" Public Joint Stock Company, Astrakhan Region, into them.
   4) Resolution on issue of 502 291 425 (five hundred and two million two hundred ninety-one thousand four hundred and twenty-five) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 165 756 170.25 rubles to

convert ordinary registered book-entry shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Volgograd Region, into them.

5) Resolution on issue of 167 430 475 (one hundred sixty-seven million four hundred thirty thousand four hundred and seventy-five) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 55 252 056.75 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Volgograd Region, into them.
6) Resolution on issue of 61 419 993 (sixty-one million four hundred nineteen thousand nine hundred and ninety-three) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 20 268 597.69 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Kabardino-Balkarskie telecommunications " Public Joint Stock Company into them.
7) Resolution on issue of 20 472 552 (twenty million four hundred seventy-two thousand five hundred and fifty-two) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 6 775 942.16 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Kabardino-Balkarskie telecommunications " Public Joint Stock Company into them.
8) Resolution on issue of 21 116 502 (twenty-one million one hundred sixteen thousand five hundred and two) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 6 968 445.66 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Elektricheskaya svyaz" Public Joint Stock Company, Kalmykia Republic into them.
9) Resolution on issue of 7 039 501 (seven million thirty-nine thousand five hundred and one) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 2 323 035.33 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Elektricheskaya svyaz" Public Joint Stock Company, Kalmykia Republic into them.
10) Resolution on issue of 14 716 589 (fourteen million seven hundred sixteen thousand five hundred and eighty-nine) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 4 856 474.37 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company into them.
11) Resolution on issue of 4 906 184 (four million nine hundred and six thousand one hundred and eighty-four) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 1 619 040.72 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company into them.
12) Resolution on issue of 642 598 877 (six hundred forty-two million five hundred ninety-eight thousand eight hundred and seventy-seven) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 212 057 629.41 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Rostov Region, into them.
13) Resolution on issue of 214 199 531 (two hundred fourteen million one hundred ninety-nine thousand five hundred and thirty-one) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 70 685 845.23 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Rostov Region, into them.
14) Resolution on issue of 123 702 369 (one hundred twenty-three million seven hundred and two thousand three hundred and sixty-nine) ordinary registered

rubles to convert ordinary registered book-entry shares owned by the shareholders of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.

15) Resolution on issue of 41 234 118 (forty-one million two hundred thirty-four thousand one hundred and eighteen) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 13 607 258.94 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.
16) Resolution on issue of 251 955 645 (two hundred fifty-one million nine hundred fifty-five thousand six hundred and forty-five) ordinary registered book-entry shares with a par value of 0.33 ruble amounting to 83 145 362.85 rubles to convert ordinary registered book-entry shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Stavropol Territiry into them.
17) Resolution on issue of 83 985 215 (eighty-three million nine hundred eighty-five thousand two hundred and fifteen) preferred registered book-entry type A shares with a par value of 0.33 ruble amounting to 27 715 120.95 rubles to convert preferred registered book-entry type A shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Stavropol Territory into them.

4. According to the resolution of the Board of Directors on "Placement of bonds of "Southern Telecommunications Company" Public Joint Stock Company by conversion of the bonds of the Public Joint Stock Companies merged into "Southern Telecommunications Company" Public Joint Stock Company, into them"
to approve the following Resolutions on issue of the bonds of "Southern Telecommunications Company" Public Joint Stock Company:
   1) Resolution on issue of 500 registered book-entry interest-bearing bonds of K-1 series with a par value of 500 rubles for the total amount of 250 000 rubles to be placed by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them.
   2) Resolution on issue of500 registered book-entry interest-bearing bonds of K-2 series with a par value of 500 rubles for the total amount of 250 000 rubles to be placed by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them.
   3) Resolution on issue of 10 450 registered book-entry interest-bearing bonds of S-1 series with a par value of 2 500 rubles for the total amount of 26 125 000 rubles to be placed by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.
   4) Resolution issue of 7 000 registered book-entry interest-bearing bonds of S-2 series with a par value of 300 rubles for the total amount of 2 100 000 rubles to be placed by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.

9 out of 9 members of the Board take part in the voting. The quorum for conducting the Board of Directors' meeting is reached.

The resolutions were approved by a unanimous vote.

Deputy General Director A.A. Litvinov

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer's economic and financial activity

The issuer's code: 00062-A
Date of the occurrence of the fact (event, action): 10.07.2002
Code of the fact (event, action): 0900062A10072002
Profit before taxation for the first quarter of 2002: - 1 095 172 thousand rubles
Profit before taxation for the second quarter of 2002: - 79 570 thousand rubles
Absolute profit reduction constituted 1 015 602 thousand rubles or 92.73%.
Profit decrease in the second quarter as compared to the first quarter is caused by the fact that selling a 24%-stake of "Kuban GSM" CJSC shares increased the Company's profit before taxation in 1 quarter 2002 by the sum of sales profit amounting to 1043616000 rubles.

Deputy General Director: A.A. Litvinov

Chief Accountant S.G. Fefilova

**PUBLIC JOINT STOCK COMPANY**
**"SOUTHERN TELECOMMUNICATIONS COMPANY"**
**66,Karasunskaya St., Krasnodar, 350 000**

## Information on the material fact (event, action) affecting the issuer’s economic and financial activity

The issuer’s code: 00062-A
Date of the occurrence of the fact (event, action): 9.08.2002
Code of the fact (event, action): 0100062A09082002

The Company’s governing body that was changed: Administrative Board
Powers of the following member of the Administrative Board were terminated:

1. Sadokhina Anna Mikhailovna. Share in “UTK” PJSC’s legal capital: 0.11%

Date of the change: 09 August 2002.
The issuer’s authorized body which adopted the resolution dealing with this change: Board of Directors (Protocol №6 of 9 August 2002).

Deputy General Director A.A. Litvinov

file № 82-4721



УТВЕРЖДЕН
Совет директоров ОАО "ЮТК"
Протокол №5 от 7.08.2002

Председатель Совета директоров Белов В.Е. ____________
(подпись)

М.П.

# ЕЖЕКВАРТАЛЬНЫЙ ОТЧЕТ

## ЭМИТЕНТА ЭМИССИОННЫХ ЦЕННЫХ БУМАГ

## за: II квартал 2002 г

***Открытое акционерное общество "Южная телекоммуникационная компания"***

***Код эмитента: 00062-А***

***Место нахождения: 350000, г. Краснодар, ул. Карасунская,66***
***Почтовый адрес: 350000, г. Краснодар, ул. Карасунская,66***

***Информация, содержащаяся в настоящем ежеквартальном отчете, подлежит раскрытию в соответствии с законодательством Российской Федерации о ценных бумагах***

Генеральный директор В.Л. Горбачев ____________
(подпись)

Главный бухгалтер С.Г. Фефилова ____________
(подпись)

7.08.2002

(М.П.)

The translation is correct
Deputy General director
A.A. Litvinov

Контактное лицо: *Литвинов Андрей Александрович*
*заместитель генерального директора*
Тел.: *(8612) 53-47-75* Факс: *(8612) 53-19-69*
Адрес электронной почты: *litvinov@mail.stcompany.ru*

ADOPTED
By the Board of Directors of "UTK" PJSC
Minutes №_5_ of August 7, 2002
Chairman of Board of Directors V.E.Belov____________
(signature)
Seal

# QUARTERLY REPORT

## OF THE EMISSIVE SECURITIES' ISSUER

## for: II quarter of 2002

***Public Joint-Stock Company "Southern Telecommunications Company"***

***Issuer's code: 00062-A***

***Location: 66, Karasunskaya St., Krasnodar***
***Postal address: 66, Karasunskaya St., Krasnodar, 350000***

***Information contained in this quarterly report shall be made public in accordance with legislation of the Russian Federation on securities***

General Director V.L. Gorbachev______________________
(signature)
Chief Accountant S.G. Fefilova

__________________________
(signature)
7.08.2002

Contact person : ***Andrey Alexandrovich Litvinov***
***Deputy General Director***
Phone***(8612) 53-47-75*** Fax: ***(8612) 53-19-69***
E-mail: ***litvinov@mail.stcompany.ru***

## A. Information about the issuer.

**9. Issuer's full registered name:**
*Public Joint-Stock company "Southern Telecommunications Company"*

**10. Abbreviated name:**
*PJSC "UTK"*

**11. Information about the changes in the issuer's name and legal status.**
*Public Joint-Stock Company "Southern Telecommunications Company"*
*PJSC "UTK"*
Introduced: *28.06.2001*

*Public Joint-Stock Company "Kubanelectrosvyaz"*
*PJSC "Kubanelectrosvyaz"*
Introduced: *6.06.1996*

*Open-type Joint-Stock Company "Kubanelectrosvyaz"*
*OJSC "Kubanelectrosvyaz"*
Introduced: *20.05.1994*

Present-day name was introduced on *28.06.2001*

**12. Information about the issuer's state registration and licenses.**
Date of the issuer's state registration: *20.05.1994*
Certificate of state registration number: *№ 494*
Registered by *the Krasnodar Registration Board*

Licenses:
Number: *3035*
Date of issue: *4.11.1996*
Valid till: *1.10.2004*
Issued by: *Ministry of Communications of the Russian Federation.*
Activities covered by the license: *Rendering telecommunication services*

Number: *15692*
Date of issue: *8.09.2000*
Valid till: *8.09.2003*
Issued by: *Ministry of Communications of the Russian Federation.*
Activities covered by the license: *Rendering paging services*

Number: *17012*
Date of issue: *25.01.2001*
Valid till:*25.01.2006*
Issued by: *Ministry of Communications of the Russian Federation.*
Activities covered by the license: *Rendering mobile wireless communication services*

Number: *4031*

Date of issue: *19.11.1999*
Valid till:*19.11.2004*
Issued by: *Ministry for Press, Television and Radio Broadcasting and Mass Communication Media of the Russian Federation*
Activities covered by the license: *Radio broadcasting*

Number: *2959*
Date of issue: *2.02.1998*
Valid till:*2.02.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activities covered by the license: *Television and radio broadcasting in the territory of the Russian Federation*

Number: *3167*
Date of issue: *20.04.1998*
Valid till:*20.04.2003*
Issued by: *Federal Television and Radio Broadcast Service*
Activities covered by the license: *Television and radio broadcasting in the territory of the Russian Federation*

Number: *2169*
Date of issue: *28.06.2000*
Valid till:*28.06.2005*
Issued by: *Ministry of Press, Television and Radio Broadcast and Mass Communication Media of the Russian Federation*
Activities covered by the license: *Publishing business*

Number: *GS-3-23-02-22-0-2308025192-001425-4*
Date of issue: *12.04.2002*
Valid till:*12.04.2007*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activities covered by the license *Construction of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *GS-3-23-02-21-0-2308025192-001423-4*
Date of issue: *12.04.2002*
Valid till:*12.04.2007*
Issued by: *State Committee of the Russian Federation for Construction and Housing and Communal Services*
Activities covered by the license: *Design of buildings and facilities of the I or II levels of responsibility according to national standard*

Number: *9550*
Date of issue: *10.10.1997*
Valid till:*10.10.2002*
Issued by: *State Committee of the Russian Federation for Communication and Informatisation.*
Activities covered by the license: *Rendering sound programs' broadcast services*

**13. Tax-payer identification number:**
*2308025192*

**14. The issuer's sector of industry.**
Codes OKONH:
*52300*

**15. Location, postal address and contact phone numbers:**
Location: ***66, Karasunskaya St., Krasnodar 350 000***
Mail address: ***66, Karasunskaya St., Krasnodar, 350000***
Tel: ***(8612) 53-20-56*** Fax: ***(8612) 53-19-69***
E-mail: securdep@mail.stcompany.ru

**16. Information about the issuer's auditor.**
Name: ***Closed Joint Stock Company " Ernst and Young Vneshaudit"***
Location: ***Moscow, Russia***
INN: *7717025097*
Postal address: ***20/12 Podsosenski pereulok, Moscow 103 062***
Tel: ***(095) 917-33-06*** Fax: ***(095) 917-24-10***
E-mail :

Information about the auditor's license:
Number: ***004768***
Date of issue: ***13.03.2000***
Valid till: ***08.02.2003***
The license is issued by: ***Ministry of Finance of the Russian Federation***

**17. Information about the organizations that record the rights to the issuer's securities.**
Registrar:
Name: ***Closed Joint-Stock Company "Kubanski Registration Center"***
Location: ***113, Krasnoarmeyskaya Str., Krasnodar, 350 015***
Mail address: ***113, Krasnoarmeyskaya Str., Krasnodar, 350 015***
Tel: *75-12-76* Fax: *75-22-37*
E-mail : ***audi@aacorp.ru***

License:
Number: ***01142***
Date of issue: ***5.10.1996***
Valid till: ***9.01.2003***
The license is issued by: ***Federal Commission on Securities' Market of the Russian Federation***
This Registrar has kept the issuer nominal securities' register since:
***1.10.1997***

***Centralized deposit of the issued securities did not take place during the reported quarter.***

**18. The issuer's depositary.**
*No depositary*

**19. The issuer's shareholders**
Total shareholders' number: *8 581*
Shareholders possessing at least 5% of the issuer's authorized capital:

19.1. Name: ***Open Joint Stock Company "Investtsionnaya Kompania Svyazi"***
Location: ***55/2, Plushchikha St., Moscow , 119121***
Mail address: ***55/2, Plushchikha St., Moscow , 119121***
The issuer's authorized capital share: *38%*
Shareholders(participants) possessing at least than 25% of the charter capital of the issuer's shareholder:

19.1.1 Name: ***Ministry of State Property of the Russian Federation***
Location***: Moscow***
Mail address: ***9, Nikolski per., Moscow 103685***
The shareholder's charter capital share: ***50% + 1***

19.1.2 Name: ***Mustcsom Limited***
Location***: 3 Themistokles Dervis Street Julia House CY-1066 Nicosia, Cyprus***
Mail address: ***22/13, Voznesenski pereulok, Moscow, 103 009***
The shareholder's charter capital share: ***25% + 1***

19.1.3 Name: ***Russian Fund of Federal Property***
Location***: 9, Leninski prospect, Moscow, 117 049***
Mail address: ***9, Leninski prospect, Moscow, 117 049***
The shareholder's charter capital share: ***25%***

19.2.Name: ***Closed Joint Stock Company "Depositary and Clearing Company"(nominal holder)***
Location: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
Mail address: ***4, 14/2 Staraya Basmannaya St., Moscow, 103064***
The issuer's authorized capital share: ***15.87 % (nominal holder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: ***do not exist***

19.3.Name: ***ING Bank (Euroasia) Closed Joint Stock Company/ ING Deposit. (nominal holder)***
Location: ***31, Krasnaya Presnya Str., Moscow , 123022***
Mail address: ***31, Krasnaya Presnya Str., Moscow , 123022***
The issuer's authorized capital share: ***7.89% (nominal shareholder)***
Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder:
***do not exist***

19.4Name: ***CB "J.P. Morgan Bank International"(Limited)***
Location***: 2/1 Paveletskaya ploschad, Moscow***
Mail address: ***2/1 Paveletskaya ploschad, Moscow***
The shareholder's charter capital share: ***5.93% ( nominal holder)***

Shareholders(participants) possessing not less than 25% of the charter capital of the issuer's shareholder: *none*

20 **The issuer's management structure.**

*Top governing body of the issuer is a General Shareholders' Meeting.*

*Board of Directors is a collective governing body exercising general management of the Company's activity.*

*Board of Directors is elected annually by the General Shareholders' Meeting in number of 11 persons by cumulative voting.*

*The General Shareholders' Meeting can take a decision on early termination of the Board of Directors' powers. Such decision can be approved only regarding all members of the Company's Board of Directors simultaneously.*

*In case of early termination of the Board of Directors' powers, powers of new members of the Board of Directors are legal till the nearest Annual General Shareholders' Meeting .*

*Administrative Board is a collective executive organ of the Company providing realization of the resolutions adopted by a General Shareholders' Meeting and the Company Board of Directors.*

*Number of members, personal structure and term of office of the Administrative Board are to be approved by the Board of Directors' resolution by presentation of the General Director.*

*Board of Director can adopt a resolution on early termination of powers of the Administrative Board's members.*

*General Director is an individual executive power appointed by a General Shareholders' Meeting for a term of no more than five years. He exercises management of the Company's current activity and acts on behalf of the Company without Power of Attorney.*

*General Director can take decisions on the matters not referred by the present Charter to the sole competence of a General Shareholders' Meeting, Board of Directors and Administrative Board.*

*General Director acts as a Chairman of the Company's Administrative Board.*

*General Director presides at a General Shareholders' Meeting if not decided otherwise by the Company's Board of Directors.*

The General Shareholders' Meeting's terms of reference according to the Company's Charter (constitutive documents) cover:

*1)making amendments and supplements to the Company's Charter and approving the Charter's new edition (except the cases falling under the Federal Law "On Joint Stock Companies"), decisions on matters that must be voted in favor of them by ¾ of voting shareholders present at the General Shareholders' Meeting);*

*2) the Company's reorganization that must be voted in favor of it by ¾ of voting shareholders present at the General Shareholders' Meeting;*

*3)the Company's liquidation, appointing liquidation commission and approving liquidation balances (interim and final ) that must be voted in favor of them by ¾ of voting shareholders present at the General Shareholders' Meeting;*

*4) election of the Board of Directors' members by a cumulative voting;*

*5) early termination of powers of the Board of Director's members that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*
*6) Appointing the individual executive power (General Director) and early termination of his terms of reference that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*
*7)determining amount, nominal value, category (type) of the Company's declared shares and rights given to their holders that must be voted in favor of them by 3/4 of voting shareholders present at the General Shareholders' Meeting;*
*8) increase of the Company's charter capital by increasing the shares' nominal value that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*
*9) increase of the Company's charter capital by placement of additional shares by means of public subscription, in case the amount of additional shares constitutes more than 25% of the Company's ordinary shares that have already been placed, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;*
*10) increase of the Company's charter capital by placement of additional shares by means of close subscription, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;*
*11)reduction of the Company's charter capital by*
*decreasing the shares' nominal value;*
*canceling the placed shares bought by the Company in accordance with the resolution of its Board of Directors and not sold during a year since the moment of their acquisition;*
*purchasing the part of the Company's shares to reduce their total number;*
*canceling the shares redeemed by the Company;*
*that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;*
*12)election of the members of the Company's Auditing Commission and early termination of their terms of reference that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;*
*13)approving the Company's auditor, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*
*14)approving the Company's annual reports, balance sheets, income and loss statements, allocation of profits and losses that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;*
*15)procedure for conducting a General Shareholders' Meeting, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*
*16) split-up and consolidation of the Company's shares, that must be voted in favor of them by majority of voting shareholders present at the General Shareholders' Meeting;*
*17)making decision on conclusion of contracts, when there is a self-interest in such contracts, in accordance with Part XI of the Federal law "On Joint Stock Companies";*
*18)making decision on concluding large bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the*

*Company's property value of which exceeds 50% of the balance sheet assets at the last reported date excluding the bargains to be concluded in the process of the Company's current activity or connected with the placement by subscription of the Company's ordinary shares and placement of the issued securities converted into the Company's ordinary shares, that must be voted in favor of them by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;*

*19 )participating in holdings, financial and industrial groups, associations and other commercial entities, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*

*20) approving regulations dealing with functioning of the Company's organs, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*

*21) placement of the Company's bonds and other emissive securities to be converted into shares if they are placed by means of close subscription or public subscription, in case the bonds (emissive securities)can be converted into the Company's ordinary shares constituting more than 25% of the Company's ordinary shares that have already been placed, that must be voted in favor of it by at least 3/4 of voting shareholders present at the General Shareholders' Meeting;*

*22)reimbursement of the expenses for preparing and conducting an Extraordinary Shareholders' Meeting by the Company in case the Board of Directors violated the current legislation of the Russian Federation and had not approved the resolution on calling an Extraordinary General Shareholders' Meeting and such Meeting was called by other persons. The resolution must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting;*

*23) release of a person who alone or together with his affiliated persons bought over 30% the Company's placed ordinary shares from obligations to buy shares from other Company's shareholders, that must be voted in favor of it by majority of voting shareholders present at the General Shareholders' Meeting with the exception of votes possessed by this person or his affiliated persons;*

*24) delegation of the authority of the Company's individual executive power to the managing organization or the manager;*

*25) other matters specified by the Federal law "On Joint Stock Companies" and the present Charter.*

*General Shareholders' Meeting has the right to take decision on issues mentioned in paragraphs 2,8,9,,10,16-20,24 only on suggestion of the Board of Directors. Other persons entitled by the current legislation of the Russian Federation to introduce suggestions into the agenda of an Annual or Extraordinary General Shareholders' Meeting cannot demand introduction of the mentioned issues into the Meeting's agenda.*

*General Shareholders' Meeting has no right to take decisions on matters outside its competence in accordance with the Federal Law "On Joint Stock Companies".*

*General Shareholders' Meeting has no right to approve resolutions on issues not included in the agenda or to make changes in the agenda.*

Board of Directors' terms of reference according to the Company's Charter cover:

1) *Determination of the priority directions of the Company's activity including approval of budgets, business-plans, the Company's strategies and development programs;*
2) *Calling Annual and Extraordinary General Shareholders' Meetings except for the cases mentioned in paragraph 8 of Article 55 of the Federal law "On Joint-Stock Companies";*
3) *Approval of a General Shareholders' Meeting's agenda;*
4) *Setting record date for shareholders entitled to participate in a*

*General Shareholders' Meeting and other questions referred to the competence of the Board of Directors according to Part VII of the Federal Law "On Joint-Stock Companies" and connected with preparing and conducting a General Shareholders' Meeting;*

5) *Preliminary approval of the Company's annual report;*
6) *increase of the Company's charter capital by placement of additional shares at the expense of the Company's property within the number of declared shares specified by the present Charter;*
7) *increase of the Company's charter capital by placement of additional shares by means of public subscription within the number of declared shares, if the amount of additional shares constitutes no more than 25% of the Company's ordinary shares that have already been placed;*
8) *placement of the Company's bonds and other emissive securities if they cannot be converted into the Company's shares under the terms of the placement;*
9) *placement of the Company's bonds and other emissive securities to be converted into shares if they are placed by means of public subscription, in case the bonds (emissive securities)can be converted into the Company's ordinary shares constituting no more than 25% of the Company's ordinary shares that have already been placed;*
10) *determining property value, price of placement and redemption of the emissive securities in cases specified by the Federal Law "On Joint-Stock Companies";*
11) *approving resolutions on securities' issue, the emissions' prospects and reports on the results of the Company's securities' issue, quarterly reports of the emissive securities' issuer;*
12) *recommendations on bonuses and compensations' rates for the members of the Company's Auditing Commission and amount of payment to the auditor;*
13) *recommendations on size, form and time of dividend payments;*
14) *using the Company's reserve and other funds;*
15) *approving the Company's internal regulations dealing with matters referred to the competence of the Company's Board of Directors with the exception of internal documents to be approved by a General Shareholders' Meeting or the Company's executive bodies according to the Company's Charter;*
16) *approving bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 1 – 25 % of the Company's balance sheet assets at the last reported date with the exception of the bargains made in the process of regular economic activity;*
17) *approving bargains dealing with acquisition, expropriation or possibility of expropriation directly or indirectly of the Company's property value amounting to 25 – 50 % of the Company's balance sheet assets at the last*

*reported date with the exception of the bargains made in the process of regular economic activity, the transactions connected with placement of the Company's ordinary shares by means of subscription (sale), and transactions connected with placement of the emissive securities converted into the Company's ordinary shares;*

18) *approving bargains when there is a self-interest in them in cases specified by the Part XI of the Federal Law "On Joint-Stock Companies";*
19) *acquisition of the Company's placed shares, bonds and other securities;*
20) *approving resolutions on the Company's participation ( termination of participation, change of share holding) in other organizations by means of selling and buying the shares of other organizations;*
21) *approving resolutions on the agenda issues of General Shareholders' Meetings of the Company's branch establishments in which the Company is the sole participant;*
22) *determining the order of the Company's cooperation with organizations in which the Company is a shareholder;*
23) *approving the Company's registrar and terms of the agreement with it, cancellation of the agreement with the registrar;*
24) *electing (reelecting) the Board of Director's Chairman and the Vice-chairman;*
25) *appointing the Board of Directors' Secretary and determining size of his reward;*
26) *determining the number of the Administrative Board's members and their appointment, early termination of their powers;*
27) *approving persons to be appointed Directors of a Subsidiary or agency and their dismissal;*
28) *establishing the Company's new subsidiaries and agencies and their liquidation, approving Statutes on subsidiaries and agencies;*
29) *approving terms of contracts(agreements), concluded with the General Director, members of the Administrative Board, directors of subsidiaries and agencies; examining cases when the decisions must be taken by the Board of Directors in accordance with these contracts (agreements);*
30) *prolongation of the Contract with the General Director within the period determined by this Charter;*
31) *prolongation of the Contracts with the members of the Administrative Board, directors of the subsidiaries and agencies;*
32) *approving the Company's structure;*
33) *suspension of the General Director's powers and the powers of a managing organization (a manager);*
34) *appointment an acting( temporal) General Director;*
35) *other questions specified by the Federal Law "On joint-stock companies" and by this Charter.*

***Decisions on the matters, referred to the competence of the Board of Directors, cannot be taken by the Company's collective or individual executive organ.***

Individual and collective executive organs' terms of reference according to the Company's Charter cover:

1) *developing the Company's technical, financial, economic and tariff policy;*

2) *working out suggestions on the main directions of the Company's activities including draft budgets, business plans, strategies and development programs;*
3) *controlling the Company's economic and financial activity;*
4) *developing the Company's social and personnel policy;*
5) *preparing materials and draft resolutions on issues that must be considered by a General Shareholders' Meeting including suggestions on bargains to be approved by a General Shareholders' Meeting and the Board of Directors, the Company's participation in other organizations, etc.;*
6) *organizational and technical support of the Company's administrative and controlling bodies;*
7) *analysis of the results of the Company's structural units including separate ones and working out mandatory instructions on improvement of their activity;*
8) *approving internal document regulating the matters referred to the competence of the Company's Administrative Board excluding the documents to be approved by a General Shareholders' Meeting and the Board of Directors.*

*Administrative Board can take decisions on other issues of the Company's current activities on the instructions of the Company's Board of Directors or by proposal of the General Director.*

**21.Members of the issuer's Board of Directors (supervisory board) .**

Board of Directors
Chairman: ***Vadim Yevguenjevich. Belov***

Members of the Board of Directors:
***Vadim Yevguenjevich Belov***

Date of birth: ***1958***

Posts held during the last 5 years:
Period: ***1997 – 1998***
Company: ***" MFK – Renaissance"***
Industry: ***Investments***
Post: ***Vice-chairman of the Administrative Board***

Period: ***1998 – 1999***
Company: ***"SPK Capital Limited "***
Industry: ***Investments***
Post: ***Managing director of the Moscow Agency***

Period: ***1999--present time***
Company: ***"Central Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2000***

Company: *"Kirovelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2002*
Company: *"Volgogradelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2002*
Company: *"Electrosvyaz" PJSC, Stavropol Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-present time*
Company: *"Uralsvyazinform" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Period: *1999-2000*
Company: *"Electrosvyaz" PJSC, Primorski Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1999-2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2000 – present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2000-present time*
Company: *"Rostelecom" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2002*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-present time*

Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-2002*
Company: *"Sibirtelecom" PJSC*
Industry: *Communications*
Post: *member of the Board of Directors*

Period: *2001-present time*
Company: *"Uraltelecom" PJSC, Sverdlovsk Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001-2001*
Company: *"Electrosvyaz" PJSC, Novosibirsk Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-2001*
Company: *"Uraltelecom" PJSC, Sverdlovsk Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Rostov Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2002-present time*
Company: *"Svyaz-Bank" AKB*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Chelyabinsksvyazinform" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"North-Western Telecom" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"RTK-Invest" CJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2002-present time*

Company: *"Central telegraph" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *150 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *150 000*

*Igor Vilguelmovich Volkovyski*
Date of birth: *1945*

Posts held during the last 5 years:
Period: *1997 – 2000*
Company: *Armed Forces of Russia*
Industry: *Military service*
Post: *1st Deputy Commander-in-Chief of Army No 41 – head of the Army headquarters*

Period: *2001 –present time*
Company: *Staff of the Presidential Plenipotentiary for the Southern Federal District*
Industry: *Administration*
Post: *Head of the Administrative Department*

Period: *2002 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *member of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *0*

*Vladimir Lukich Gorbachev*
Date of birth: *1950*

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***General Director***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Chairman of the Board of Directors***

Period: ***1998-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Communications***
Post: ***President***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" Public Joint Stock Company***
Industry: ***Communications***
Post: ***General Director***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" Public Joint Stock Company***
Industry: ***Communications***
Post: ***Chairman of the Administrative Board***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" Public Joint Stock Company***
Industry: ***Communications***
Post: ***Vice-Chairman of the Board of Direct***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Adygueya Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Rostov Region***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-2002***
Company: ***"Health-care complex "Orbita"CJSC***
Industry: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***202 500***
Bonus payments (RUR): ***1 509 000***
Commission (RUR): ***0***
Other allowances (RUR): ***170 068.78***
Total (RUR): ***1 881 568.78***

***Vitaly Mikhailovich Yevdokimenko***
Date of birth: ***1949***

Posts held during the last 5 years:
Period: *2000 –present time*
Company: ***Government of the Krasnodar Territory***
Industry: ***administrative***
Post: ***General Director of Transport and Communications Department***

Period: ***2001 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***150 000***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***150 000***

***Elena Viktorovna Zabuzova***
Date of birth: ***1950***

Posts held during the last 5 years:
Period: ***1998 –2001***
Company: ***"United Energy Systems of Russia" JSC***
Industry: ***production, transmission and distribution of heat and electric energy***
Post: ***Deputy Director of the Treasury board***

Period: ***2001 –present time***
Company: ***"Svyazinvest"PJSC***
Industry: ***Communications***
Post: ***Deputy Director - head of the unit in the Department for Economic and Tariff Policy***

Period: ***2002 –present time***
Company: ***"Rostovelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2002 –present time***
Company: ***"Smolensksvyazinform" PJSC***
Industry: ***Communications***

Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *0*

*Anton Igorevich Osipchuk*
Date of birth: *1967*

Posts held during the last 5 years:
Period: *1997 –2000*
Company: *"Telecominvest" PJSC*
Industry: *Communications*
Post: *Deputy General Director on Economics and Finances*

Period: *2000 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *First Deputy General Director*

Period: *2001 –present time*
Company: *"Rostelecom" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Uralsvyazinform" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2002*
Company: *"Svyazinform" PJSC, Nizhegorodskaya Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001 –present time*
Company: *"Svyazinform" PJSC, Samara Region*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2001 –2001*
Company: *"PTS" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"MGTS" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecom" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Mobitel" CJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"North-Western Telecombank" CJSC*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"RTComm.RU" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Svyazinvest" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2002 –present time*
Company: *"Svyaz-Bank" AKB*
Industry: *Banking*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *Non-commercial partnership "Research center on telecommunication problems"*
Industry: *Investigations*

Post: ***Chairman of the Board of Partnership***

Period: ***2002 –present time***
Company: ***"VolgaTelecom" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***0***
Bonus payments (RUR): ***150 000***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***150 000***

***Georgy Alexeevich Romski***
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1995 –2000***
Company: ***"Saint-Petersburg Long-distance And International telephone" PJSC***
Industry: ***communications***
Post: ***Technical director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***communications***
Post: ***Deputy General Director***

Period: ***2000 –present time***
Company: ***"Svyazinvest" PJSC***
Industry: ***communications***
Post: ***Member of the Administrative Board***

Period: ***2001 –2002***
Company: ***"Central Telegraph" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –2002***
Company: ***"MGTS" PJSC***
Industry: ***communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***communications***

Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Electrosvyaz" PJSC, Kaliningrad Region*
Industry: *communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Giprosvyaz" PJSC*
Industry: *communications*
Post: *Chairman of the Board of Directors*

Period: *2002 –present time*
Company: *"Globus-Telecom" CJSC*
Industry: *communications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"MobiTel" CJSC*
Industry: *communications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Sibirtelecom" PJSC*
Industry: *communications*
Post: *Chairman of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *150 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *150 000*

***Irina Petrovna Ukhina***
Date of birth: *1945*

Posts held during the last 5 years:
Period: *1997 –1999*
Company: *"Svyazinvest" PJSC*
Industry: *Communications, investments*
Post: *Deputy Chief of the Department of share portfolio management*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1998 –2000*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1998 –present time*
Company: *"Yartelecom" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *1998 –present time*
Company: *"Svyaz" PJSC, Komi Republic*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *1998 –present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *1999 – present time*
Company: "*Svyazinvest" PJSC*
Industry: *Communications, investments*
Post: *Deputy Director of the Department of Corporate Management*

Period: *2000 –present time*
Company: *"Murmanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Board of Directors*

Period: *2002 –present time*
Company: *"Electrosvyaz" PJSC, Volgograd region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Cherepovetselectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period:*2001- present time*
Company: *"Bryansksvyazinform" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002- present time*
Company: *"Sevosetinelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Electrosvyaz " PJSC, Vologda Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *150 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *150 000*

*David Alexander Hern*
Date of birth: *1971*

Posts held during the last 5 years:
Period: *1998 – 2000*
Company: *Investment fund "Company UNIFUND"*
Industry: *Investments*
Post: *Manager*

Period: *2000 – present time*
Company: *Investment fund "Branswick Capital Management"*
Industry: *Investments*
Post: *Manager*

Period: *2000 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *RAO "United Energy Systems of Russia"*
Industry: *Power engineering and electrification*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Torgovy dom "CUM" PJSC*
Industry: *Commerce*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *Cordiant Communications Group*
Industry: *Advertising*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"CUM-Invest" PJSC*
Industry: *Commerce*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Federalno-Setevaya Company" PJSC*
Industry: *Electroenergetics*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Setevoy operator" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): *0*
Bonus payments (RUR): *75 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *75 000*

**22. The issuer's individual and collective management organs and their officials.**

Individual executive organ and members of the issuer's collective executive organ:
*Alexander Valentinovich Apalko*
Date of birth: *1947*

Posts held during the last 5 years:
Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1996 – 2001*
Company: "*Sochielectrosvyaz*"
Industry: ***Communications***
Post: ***Director of the subsidiary, Deputy General Manager of "Kubanelectrosvyaz" JSC***

Period: *1997 –present time*
Company: "*Kuban-GSM" CJSC*
Industry: ***Cellular communications***
Post: *Member of the Board of Directors*

Period: *1999 – 2000*
Company: "*Kubintersvyaz"CJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001- present time*
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Industry: ***Communications***
Post: ***Director of the subsidiary, Deputy General Director of "UTK"PJSC***

Period: *2001- 2002*
Company: *"Southern Telecommunications Company" PJSC*
Industry: ***Communications***
Post: *Member of the Board of Directors*

Period: *2001- present time*
Company: ***Public Joint-Stock Company "Southern Telecommunications Company"***
Industry: ***Communications***
Post: *Member of the Administrative Board*

Share in the issuer's authorized capital: *0,05%*
Share in the issuer's subsidiaries/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *112 500*
Bonus payments (RUR): *115 750*
Commission (RUR): *0*
Other allowances (RUR): *27 000*
Total (RUR): *255 250*

*Vladimir Lukich Gorbachev*
Date of birth: *1950*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: ***Communications***
Post: *General Director*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors.*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Chairman of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1997-present time*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Chairman of the Board of Directors*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *General Director*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Chairman of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Vice-chairman of the Board of Directors*

Period: *2001-present time*
Company: *"Electrosvyaz" PJSC, Adygueya Republic*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001-present time*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: ***2001-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Volgogradelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kabardino-Balkarskie telecommunications" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***Association of telecom operators of the Northern Caucasus***
Industry: ***Communications***
Post: ***President***

Period: ***2001-2002***
Company: ***"Health-care complex "Orbita"CJSC***
Industry: ***health and resort services***
Post: ***Chairman of the Board of Directors***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Stavropol Territory***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,23 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***202 500***
Bonus payments (RUR): ***1 509 000***
Commission (RUR): ***0***
Other allowances (RUR): ***170 068,78***
Total (RUR): ***1 881 568,78***

***Leonid Leontyevich Laskavy***
Date of birth: ***1938***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***First Deputy General Director – Technical Director***

Period: ***1996 – 2001***

Company: *"Kubanelectrosvyaz" PJSC*
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1996-1998***
Company: ***"SFMT-Krasnodar" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1997-2002***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***1998-2001***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2001-present time***
Company: ***"Electrosvyaz" PJSC, Kalmykia Republic***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***First Deputy General Director – Technical Director***

Share in the issuer's authorized capital: ***0,15 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***194 400***
Bonus payments (RUR): ***582 000***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***776 400***

***Ivan Fyodorovich Ignatenko***

Date of birth: ***1945***

Posts held during the last 5 years:
Period: ***1994 – 1999***
Company: ***City Telephone Exchange , "Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Director***

Period:***1999– 2001***
Company: ***Krasnodar City Telecommunication Center , "Kubanelectrosvyaz " PJSC***
Industry: ***Communications***
Post: ***Director, Deputy General Director of "Kubanelectrosvyaz" JSC***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director – Director of Krasnodar City Telecommunications Center***

Period: ***1996 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996-present time***
Company: ***"Kubintersvyaz" CJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***1999-2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2000-present time***
Company: ***"TeleRoss-Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Share in the issuer's authorized capital: ***0,09%***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***112 500***
Bonus payments (RUR): ***445 792,5***
Commission (RUR): ***0***
Other allowances (RUR): ***62 350***
Total (RUR): ***620 642,5***

***Victor Alexandrovich Kruzhkov***
Date of birth: ***1952***

Posts held during the last 5 years:
Period: ***1994 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director for Construction and Investment Policy***

Period: ***1996 –2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***1996 – present time***
Company: ***"Kubintersvyaz" CJSC***
Industry: ***Communications***
Post: ***Chairman of the Board of Directors***

Period: ***1999 – 2002***
Company: ***"Avtocentre-Yug" CJSC***
Industry: ***car sale and repair***
Post: ***Member of the Board of Directors***

Period: ***1999 – 2002***
Company: ***"Armavir communication facilities plant" CJSC***
Industry: ***cable production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – 2002***
Company: ***"Health-care complex "Orbita" CJSC***
Industry: ***resort and health services***
Post: ***Member of the Board of Directors***

Period: ***2001 – 2002***
Company: ***"Center of material and technical maintenance" CJSC***
Industry: ***Production***
Post: ***Chairman of the Board of Directors***

Period: ***2001 – 2002***

Company: *"Yugsvyazstroy" CJSC*
Industry: *Construction*
Post: *Chairman of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board.*

Period: *2001 – present time*
Company: *"Electrosvyaz" PJSC, Astrakhan Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002 – present time*
Company: *"Electrosvyaz of Adygeya Republic" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Share in the issuer's authorized capital: *0,22 %*
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): *175 500*
Bonus payments (RUR): *591 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *766 500*

*Andrey Alexandrovich Litvinov*
Date of birth: *1973*

Posts held during the last 5 years:
Period: *1997 – 2001*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Economist, head of securities department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Deputy General Director*

Period: *2001-present time*

Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2002-present time*
Company: *"Kabardino-Balkarskie telecomunikatsii" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002-present time*
Company: *"Svyazinform" PJSC, Astrakhan Region*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *145 707,58*
Bonus payments (RUR): *514 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *659 707,58*

*Alexander Petrovich Shipulin*
Date of birth: *1953*

Posts held during the last 5 years:
Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *1996-1998*
Company: *"SFMT-Krasnodar" CJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Deputy General Director for External Economic Links, Marketing and Advertising*

Period: *1998-present time*
Company: *"TeleRoss-Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: ***2000-present time***
Company: ***"Yuzhni Telecom Ltd."***
Industry: ***Communications***
Post: ***Director***

Period: ***2001-present time***
Company: ***Association of the telecom operators of the Northern Caucasus.***
Industry: ***Communications***
Post: ***Executive director***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2001-present time***
Company: ***"Kuban-GSM" CJSC***
Industry: ***Cellular communications***
Post: ***Member of the Board of Directors***

Period: ***2001-present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Member of the Administrative Board***

Period: ***2002-present time***
Company: ***"Karachaevo-Cherkesskelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***0,09 %***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***199 109,18***
Bonus payments (RUR): ***556 713,6***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***755 822,78***

***Nina Igorevna Ignatenko***
Date of birth: ***1960***

Posts held during the last 5 years:
Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***

Post: *Head of Legal Department*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Head of Legal Department*

Period: *1996 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001-present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 – 2002*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *resort and health services*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,0007 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *90 901,77*
Bonus payments (RUR): *256 368*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *347 269,77*

*Anna Mikhailovna Sadokhina*
Date of birth: *1946*

Posts held during the last 5 years:
Period: *1994 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *First Deputy General Director*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *1997 –2002e*
Company: *"Kuban-GSM" CJSC*
Industry: *Cellular communications*
Post: *Member of the Board of Directors*

Period: *1996 –2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 – present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *First Deputy General Director*

Period: *2001 –2002*
Company: *"Health-care complex "Orbita" CJSC*
Industry: *Health and resort services*
Post: *Member of the Board of Directors*

Period: *2001 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Administrative Board*

Period: *2001 –2002*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Period: *2002 –present time*
Company: *"Rostovelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Member of the Board of Directors*

Share in the issuer's authorized capital: *0,11 %*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *183 300*
Bonus payments (RUR): *720 000*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *903 300*

*Alexey Olegovich Krayev*
Date of birth: *1974*

Posts held during the last 5 years:
Period: *1997 – 2001*
Company: *"Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *Head of Securities and Property Department*

Period: ***2001 –2001***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Head of Securities and Property Department***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***144 000***
Bonus payments (RUR): ***45 000***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***189 000***

***Vladislav Andreevich Statuyev***
Date of birth: ***1956***

Posts held during the last 5 years:
Period: ***1997 – 2001***
Company: ***"Kubanelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Head of Security Department***

Period: ***2001 –2001***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Head of Security Department***

Period: ***2001 –present time***
Company: ***"Southern Telecommunications Company" PJSC***
Industry: ***Communications***
Post: ***Deputy General Director***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***144 000***
Bonus payments (RUR): ***5 000***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***149 000***

***Svetlana Gennadyevna Fefilova***

Date of birth: *1970*

Posts held during the last 5 years:
Period: *1996 – 2000*
Company: *"Arttelecom" PJSC*
Industry: *Communications*
Post: *senior programmer, senior accountant*

Period: *2001 –2002*
Company: *"Arttelecom" PJSC*
Industry: *Communications*
Post: *Chief Accountant*

Period: *2002 –present time*
Company: *"Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *Chief Accountant*

Share in the issuer's authorized capital: *none*
Share in the issuer's branch establishments/subordinate companies: *none*

Remuneration paid during the quarter under review:
Salary (RUR): *108 423,2*
Bonus payments (RUR): *0*
Commission (RUR): *0*
Other allowances (RUR): *0*
Total (RUR): *108 423,2*

*Sergey Nikolaevich Kharchenko*
Date of birth: *1969*

Posts held during the last 5 years:
Period: *1997 –1999*
Company: *Krasnodar GUES – subsidiary of "Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *acting chief engineer*

Period: *1999-2001*
Company: *Krasnodar GUES – subsidiary of "Kubanelectrosvyaz" PJSC*
Industry: *Communications*
Post: *1st Deputy Director – Technical Director*

Period: *2001 – 2001*
Company: *Krasnodar GUES – subsidiary of "Southern Telecommunications Company" PJSC*
Industry: *Communications*
Post: *1st Deputy Director – Technical Director*

Period: *2001-present time*

Company: *"Southern Telecommunications Company" PJSC*
Industry: ***Communications***
Post: ***Deputy General Director***

Period: ***2002-present time***
Company: ***"Sevosetinelectrosvyaz" PJSC***
Industry: ***Communications***
Post: ***Member of the Board of Directors***

Share in the issuer's authorized capital: ***none***
Share in the issuer's branch establishments/subordinate companies: ***none***

Remuneration paid during the quarter under review:
Salary (RUR): ***144 000***
Bonus payments (RUR): ***5 000***
Commission (RUR): ***0***
Other allowances (RUR): ***0***
Total (RUR): ***149 000***

The person , acting as the issuer's individual executive organ: ***Gorbachev Vladimir Lukich***

**23. Remuneration paid to the Board of Directors'(supervisory board) members and to other officials of the issuer.**

Sum total of Remuneration paid to the persons, listed in items 21 and 22, during the period under review.
Salary (RUR): ***1 956 841,73***
Bonus payments (RUR): ***6 170 624,1***
Commission (RUR): ***27 000***
Other allowances (RUR): ***232 418,78***
Total (RUR): ***8 386 884,61***

***See also items 21 and 22.***

**24. Information about the legal persons where the issuer has stockholdings.**

Legal persons where the issuer 's share accounts for not less than 5 % of their authorized capital :

Name: ***"Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment***
Location: ***1a, Urupskaya St., Armavir, Krasnodar Region***
Postal address: ***1a, Urupskaya St., Armavir, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***

Name: ***"Yugsvyazstroy" Close Joint Stock Company***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***

The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Health-care complex "Orbita" Close Joint Stock Company*
Location: *Olginka, Tuapse district, Krasnodar Region*
Postal address: *Olginka, Tuapse district, Krasnodar Region, 352840*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Material and Technical Supplies Center" Close Joint Stock Company*
Location: *5/2, Vishnyakovoy St., Krasnodar*
Postal address:*5/2, Vishnyakovoy St., Krasnodar, 350 001*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"Avtocenter-Yug " Close Joint-Stock Company*
Location: *48, Myskhakskoye Avenue, Novorossiysk*
Postal address:*48, Myskhakskoye Avenue, Novorossiysk, 353 919*
The issuer's share in the legal person's authorized capital: *100 %*

Name: *"TeleRoss-Kubanelectrosvyaz " Close Joint-Stock Company*
Location: *110/1, Ayvazovskogo Str.,Krasnodar*
Postal address: *110/1, Ayvazovskogo Str.,Krasnodar*
The issuer's share in the legal person's authorized capital: *50 %*

Name: *" Krasnodarbank " Commercial Joint-Stock Bank*
Location: *Krasnodar*
Postal address:*70, Karasunskaya St., Krasnodar 350 000*
The issuer's share in the legal person's authorized capital: *13,5 %*

**25. Stockholding in the issuer's authorized capital of all legal persons and their officials, where the issuer's share accounts for more than 5% of the authorized capital:**

25.1. Name: *"Armavir Communication Facilities Plant" Close Joint-Stock Company-Branch Establishment*
Location: *1a, Urupskaya St., Armavir, Krasnodar Region*
Postal address: *1a, Urupskaya St., Armavir, Krasnodar Region*
The issuer's share in the legal person's authorized capital: *100 %*
This person's share in the issuer's authorized capital: *none*
Officials:

25.1.1. *Vladimir Yaroslavovich Stasyuk*
Function: *Member of the Board of Directors*
Share in the issuer's charter capital: *0%*

25.1.2. *Vasili Georguievich Kuskov*
Function: *Member of the Board of Directors*
Share in the issuer's charter capital: *0,13462%*

25.1.3. *Mikhail Georgievich Baryshnikov*
Function: *Member of the Board of Directors*
Share in the issuer's charter capital: *0,00099%*

25.1.4. ***Nikolay Nikolaevich Mikhaylichenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00004%***

25.1.5. ***Vitali Ivanovich Kondratyev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,01755%***

25.2. Name: ***Close Joint-Stock Company "Health-care complex "Orbita"***
Location: ***Olginka, Tuapse District, Krasnodar Territory***
Postal address: ***Olginka, Tuapse district, Krasnodar Region, 352840***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.2.1. ***Lyudmila Borisovna Sotnikova***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,008%***

25.2.2. ***Zakhar Kevorkovich Avedisyan***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.2.3. ***Julia Yuryevna Lezhnina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.2.4. ***Lyudmila Ivanovna Sidorova***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.2.5. ***Victor Saveljevich Chaban***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,014213%***

25.3. Name: ***Close Joint-Stock Company "Center of material and technical supplies"***
Location: ***5/2, Vishnyakovoy St., Krasnodar***
Postal address: ***5/2, Vishnyakovoy St., Krasnodar, 350 001***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.3.1. ***Nikolay Vladimirovich Martynenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,0004%***

25.3.2. ***Vasili Dmitrievich Voronov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,017917%***

25.3.3. ***Mariya Ivanovna Golubykh***

Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.3.4. ***Alexander Borisovich Shilin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,00007%***

25.3.5. ***Alexander Georguievich Sokolchik***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,003553%***

25.4. Name: ***Close Joint-Stock Company "Yugsvyazstroy"***
Location: ***110/1, Ayvazovskogo St., Krasnodar***
Postal address: ***110/1, Ayvazovskogo St., Krasnodar 350040***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.4.1. ***Schennikov Maxim Gennadyevich***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.2. ***Valeri Ivanovich Kurenoy***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.3. ***Olga Vladimirovna Serbina***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.4.4. ***Nikolay Vasiljevich Serguienko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,052%***

25.4.5. ***Stanislav Leonidovich Novakovski***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,15%***

25.5. Name: ***Close Joint-Stock Company "Avtocenter-Yug"***
Location: ***48, Myskhakskoye Shosse, Novorossiysk***
Postal address: ***48, Myskhakskoye Shosse, Novorossiysk, Krasnodar Region***
The issuer's share in the legal person's authorized capital: ***100 %***
This person's share in the issuer's authorized capital: ***none***
Officials:

25.5.1. ***Sergey Victorovich Salomatin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.5.2. ***Edward Semyonovich Ilyushin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,198788%***

25.5.3. ***Sergey Sergeevich Lychak***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0 %***

25.5.4. ***Valeri Mikhailovich Orlov***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,015%***

25.5.5. ***Eduard Yakovlevich Groysman***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6. Name: ***Close Joint-Stock Company "TeleRossKubanelectrosvyaza"***
Location: ***110/1,Aivazovskogo St., Krasnodar***
Postal address: ***110/1,Aivazovskogo St., Krasnodar, 350 040***
The issuer's share in the legal person's authorized capital: ***50 %***
This person's share in the issuer's authorized capital: ***none***
Officials:
25.6.1. ***Vladimir Lukich Gorbachev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,23%***

25.6.2. ***Ivan Fyodorovich Ignatenko***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.3. ***Alexander Petrovich Shipulin***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0,09%***

25.6.4. ***Alexander Georgievich Kudryavtsev***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.6.5. ***Daniel Horemans***
Function: ***Member of the Board of Directors***
Share in the issuer's charter capital: ***0%***

25.8. Name: ***Joint-Stock Commercial Bank "Krasnodarbank"***
Location: ***70, Karasunskaya St., Krasnodar***
Postal address: ***70, Karasunskaya St., Krasnodar***
The issuer's share in the legal person's authorized capital: ***13,5 %***
This person's share in the issuer's authorized capital: ***none***
Officials:
25.8.1. ***Alexander Vasiljevich Pugachev***
Function: ***Individual executive organ***
Share in the issuer's charter capital: ***0%***

**26. Other issuer's affiliated persons:**

26.1 Name: " *Insurance company "Kostars"Closed Joimt Stock Company*
Location: ***room 33-08, 42/3, Lenunski pr., Moscow, 117119***
Postal address: ***15a, Kalanchevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.2 Name: " *Electrosvyaz" OAO, Volgograd Region*
Location: ***9, Mira St., Volgograd, 400066***
Postal address: ***9, Mira St., Volgograd, 400066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none]***

26.3 Name: ***Closed Joint Stock company "Joint Stock Commercial Innovation Bank of Telecommunications and Informatics Development "Pochtobank"***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.4 Name: ***Closed Joint Stock Company "Altel"***
Location: ***54-B, Lenin pr., Barnaul, 656099***
Postal address: ***54-B, Lenin pr., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.5 Name: ***Closed Joint Stock Company "Astrakhan-Mobile"***
Location: ***37, D.Rid Str., Astrakhan, 414000***
Postal address: ***37, D.Rid Str., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.6 Name: ***Closed Joint Stock Company "BRIZ" Ltd.***
Location: ***17-1, Starokonyushenny per., Moscow, 121002***
Postal address: ***17-1, Starokonyushenny per., Moscow, 121002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.7 Name: ***Closed Joint Stock Company "Bryanskie sotovye seti"***
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.8 Name: ***Closed Joint Stock Company "Westelcom"***
Location: ***26, Suschovski val., Moscow, 12701864***
Postal address: ***26, Suschovski val., Moscow, 127018***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.9 Name: ***Closed Joint Stock Company "Volgograd-Mobile"***

Location: ***13a, Nevskaya St., Volgograd***
Postal address: ***13a, Nevskaya St., Volgograd***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.10 Name: ***Closed Joint Stock Company "VSNET"***
Location: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
Postal address: ***6, Kukuevitskogo St., Surgut, Khanty-Mansiyski autonomous okrug, Tyumenskaya Region, 626400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.11 Name: ***Closed Joint Stock Company " Dag.TV-inform"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***3, Lenin pr., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.12 Name: ***Closed Joint Stock Company " Dagestanskaya sotovaya svyaz"***
Location: ***3, Lenin pr., Makhachkala, 367012***
Postal address: ***7, Oscara St., Makhachkala, 367012***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.13 Name: ***Closed Joint Stock Company " Yeniseitelecom"***
Location: ***102, Mira pr., Krasnoyarsk-17, 660017***
Postal address: ***102, Mira pr., Krasnoyarsk-17, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.14 Name: ***Closed Joint Stock Company " Engineering center"***
Location: ***16, Kazakova St., Moscow, 103064***
Postal address: ***16, Kazakova St., Moscow, 103064***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.15 Name: ***Closed Joint Stock Company " Kaluzhskaya sotovaya svyaz"***
Location: ***38, Teatralnaya St., Kaluga, 248600***
Postal address: ***85/2, Nikitina St., Kaluga, 248003***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.16 Name: ***Closed Joint Stock Company "Kurganski Sotovy Telefon"***
Location: ***13, Sverdlov St., Kurgan, 640003 RF***
Postal address: ***13, Sverdlov St., Kurgan, 640003 RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.17 Name: ***" Lakhdenpokhski telefon" Closed Joint Stock Company***

Location: ***26, Lenin St., Lakhdenpokhya, Karelia Republic, 186730***
Postal address: ***2b, Zakhodskogo St., Lakhdenpokhya, Karelia Republic, 186730***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.18 Name: ***"Nizhegorodskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.19 Name: ***"Nizhegorodski Radiotelefon" Closed Joint Stock Company***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.20 Name: ***" Novgorod Deitacom" Closed Joint Stock Company***
Location: ***22, Industrialnaya St., Pankovka, Velikiy Novgorod***
Postal address: ***20, Mikhaylova St.,Velikiy Novgorod, 173000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.21 Name: ***" Novocom"Closed Joint Stock Company***
Location: ***12, Lenin St., Novosibirsk-99***
Postal address: ***12, Lenin St., Novosibirsk-99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.22 Name: ***" Altayskaya investment company " ALTINCOM"Closed Joint Stock Company***
Location: ***96, Paparanintsev St., Barnaul, 656049***
Postal address: ***96, Paparanintsev St., Barnaul, 656049***
The issuer's share in the affiliated person's authorized capital: ***none***

26.23 Name: ***" Baikalvestcom"Closed Joint Stock Company***
Location: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
Postal address: ***68, 2-nd Zheleznodorozhnaya St., Irkutsk, 664005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.24 Name: ***" Vladimir Teleservice"Closed Joint Stock Company***
Location: ***20, Gorokhovaya St., Vladimir, 600017***
Postal address: ***20, Gorokhovaya St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.25 Name: ***" Volgograd-GSM" Closed Joint Stock Company***
Location: ***21,Komunisticheskaya St., Volgograd***
Postal address: ***21,Komunisticheskaya St., Volgograd***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.26 Name: " ***Vologodskaya sotovaya svyaz"Closed Joint Stock Company***
Location: ***109, Zosimovskaya St., Vologda, 160009***
Postal address: ***109, Zosimovskaya St., Vologda, 160009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.27 Name: " ***Globalstar Cosmicheskie telecommunications"(Globaltel)ZAO***
Location: ***25/2, Dubovaya Roscha St., Moscow, 127427***
Postal address: 5, ***3/25, Sytinski per., Moscow, 103104***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.28 Name: " ***Yermak RMS" Closed Joint Stock Company***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626200***
Postal address: ***3, Kominterna St., Khanty-Mansiysk, 626200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.29 Name: " ***Interelectrosvyaz"Closed Joint Stock Company***
Location: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
Postal address: ***5, 19-go Partsyezda St., Volzhski, Volgograd Region***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.30 Name: " ***Infinvest"Closed Joint Stock Company***
Location: ***68, Lenin Str., Perm, 614096***
Postal address: ***32, Gagarin bulvar., Perm, 614000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.31 Name: " ***Istok i C"Closed Joint Stock Company***
Location: ***23, Geroev St., Balakovo, Saratov region, 423800***
Postal address: ***23, Geroev St., Balakovo, Saratov region, 423800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.32 Name: " ***Kedr RMS"Closed Joint Stock Company***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.33 Name: " ***Mobile telecommunications"Closed Joint Stock Company***
Location: ***55/2, Plyuschikha St., Moscow, 119121***
Postal address: ***22, Marksistskaya St., Moscow, 109147***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.34 Name: " *Narodny Telephone Saratov"Closed Joint Stock Company*
Location: ***40, Kiseleva St., Saratov, 410600***
Postal address: ***40, Kiseleva St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.35 Name: " *Novosibirskaya Sotovaya Svyaz-450"Closed Joint Stock Company*
Location: ***30, Kamenskaya St., Novosibirsk, 630099***
Postal address: ***30, Kamenskaya St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.36 Name: " ***Orenburg GSM" Closed Joint Stock Company***
Location: ***11, Volodarskogo St., Orenburg, Russia, 460000***
Postal address: ***mail box 2153, Orenburg, Russia, 460052***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.37 Name: "***Primtelefon" Closed Joint Stock Company***
Location: ***24, Okeanski prospekt, Vladivostok, 690000***
Postal address: : ***24, Okeanski prospekt, Vladivostok, 690000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.38 Name: "***Pulse Radio Yoshkar-Ola" Closed Joint Stock Company***
Location: ***138, Sovetskaya St., Yoshkar-Ola***
Postal address: : ***138, Sovetskaya St., Yoshkar-Ola***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.39 Name: " ***ROSPAK" Closed Joint Stock Company***
Location: ***2a, Bryusov per., Moscow, 103009***
Postal address: ***2a, Bryusov per., Moscow, 103009***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.40 Name: " ***Rostelecomport" Closed Joint Stock Company***
Location: ***22, Oktyabrskaya St., Kingisesht,188450***
Postal address: ***22, Oktyabrskaya St., Kingisesht,188450***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.41 Name: " ***RTK-Invest" Closed Joint Stock Company***
Location: ***5, Delegatskaya St., Moscow, 103091***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.42 Name: " ***RTK-Center"Closed Joint Stock Company***

Location: ***15a, Kalancheevskaya St., Moscow, 107078***
Postal address: ***15a, Kalancheevskaya St., Moscow, 107078***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.43 Name: " ***RusLizingSvyaz" Closed Joint Stock Company***
Location: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
Postal address: ***6, 2-d Spasonalivkovski per., Moscow, 117 909***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.44 Name: ***"Saint Petersburg Center of Telecommunications" Closed Joint Stock Company***
Location: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
Postal address: ***30/31, 3-d Line, Vasilyevski ostrov, St.Petersburg, 199053***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.45 Name: ***Closed Joint Stock Company "Saratov-Mobile"***
Location: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
Postal address: ***88/40, Chernyshevskogo Str.,Saratov, 410004***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.46 Name: " ***Svyazinformkomplekt" Closed Joint Stock Company***
Location: ***4A, Darvin St., Chelyabinsk, 454087***
Postal address: ***4A, Darvin St., Chelyabinsk, 454087***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.47 Name: " ***Svyazproject" Closed Joint Stock Company***
Location: ***29/2, Narodnogo Opolchenia St., Moscow, 123154***
Postal address: ***29/2, Narodnogo Opolchenia St., Moscow, 123824***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.48 Name: " ***Sibirskie Sotovye Sistemy-900"Closed Joint Stock Company***
Location: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
Postal address: ***Room 571, 31,2-nd Soyuza Molodyozhy St., Novosibirsk, 630082***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.49 Name: " ***Sotovaya svyaz Birobidzhana"Closed Joint Stock Company***
Location: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
Postal address: ***16, Prospect 60-letia SSSR, Birobidzhan, 692200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.50 Name: " ***Sotovaya svyaz Mordovii"Closed Joint Stock Company***
Location: ***13, Bolshevistskaya St., Saransk, Mordovia Republic, Russia***

Postal address: ***13, Bolshevistskaya St., Saransk, Russia***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.51 Name: " ***Stavropolskaya Sotovaya Svyaz" Closed Joint Stock Company***
Location: ***7,Kominterna St., Stavropol, 355035***
Postal address: ***7,Kominterna St., Stavropol, 355035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.52 Name: " ***Telebarents"Closed Joint Stock Company***
Location: ***37, Parkovaya St., Petrozavodsk, 185014***
Postal address: ***37, Parkovaya St., Petrozavodsk, 185014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.53 Name: " ***Teleross-Vladivostok" Closed Joint Stock Company***
Location: ***36,Praporschika Komarova St.,Vladivostok, 690000***
Postal address: ***36,Praporschika Komarova St.,Vladivostok, 690000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.54 Name: " ***Teleross-Volgograd" Closed Joint Stock Company***
Location: ***1 floor, 88,Lenin St.,Volgograd, 400005***
Postal address: ***1 floor, 88,Lenin St.,Volgograd, 400005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.55 Name: " ***Teleross-Voronezh" Closed Joint Stock Company***
Location: ***35, Revolutsii Prospect,Voronezh, 394000***
Postal address: ***35, Revolutsii Prospect,Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.56 Name: " ***Teleross-Novosibirsk" Closed Joint Stock Company***
Location: ***5,Lenin St.,Novosibirsk, 930099***
Postal address: ***5,Lenin St.,Novosibirsk, 930099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.57 Name: " ***Teleross-Tyumen" Closed Joint Stock Company***
Location: ***61, Respubliki St.,Tyumen, 625000***
Postal address: ***61, Respubliki St.,Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.58 Name: " ***Telesot-Alania"Closed Joint Stock Company***
Location: ***47, Kirova St., Vladikavkaz, 362040***
Postal address: ***6, Gugkaeva St., Vladikabkaz, 362040 RSO-A***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.59 Name: "***TyumenRuscom" Closed Joint Stock Company***
Location: ***56, Malygina St.,Tyumen, 625048***
Postal address: ***56, Malygina St.,Tyumen, 625048***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.60 Name: " ***Ulyanovsk-GSM"Closed Joint Stock Company***
Location: ***60, L.Tolstogo St., Ulyanovsk, 432601***
Postal address: ***41, Krasnoarmeyskaya St., Ulyanovsk, 432063***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.61 Name: " ***Usolski telephone"Closed Joint Stock Company***
Location: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
Postal address: ***69, Mendeleeva St., Usolye-Sibirskoe, Irkutsk region, 665470***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.62 Name: " ***Firm "Permtelecom"Closed Joint Stock Company***
Location: ***45, Podlesnaya St., Perm, 614066***
Postal address: ***45, Podlesnaya St., Perm, 614066***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.63 Name: " ***FK-svyaz" Closed Joint Stock Company***
Location: ***14, Volgogradski pr., Moscow, 109316***
Postal address: ***14, Volgogradski pr., Moscow, 109316***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.64 Name: "***Center vnedrenia specializirovannyh system"Closed Joint Stock Company***
Location: ***161, Kirova St., Chelyabinsk, 454005***
Postal address: ***161, Kirova St., Chelyabinsk, 454005***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.65 Name: ***"Digital telecommunications" Closed Joint Stock Company***
Location: ***20a, Gagarin St., Cheboksary, 428000***
Postal address: ***20a, Gagarin St., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.66 Name: ***"Chery- Page" Closed Joint Stock Company***
Location: ***83, K.Ivanov St., Cheboksary, 428018***
Postal address: ***83, K.Ivanov St., Cheboksary, 428018***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.67 Name: " *Yuzhno-Sibirskaya Sotovaya svyaz"Closed Joint Stock Company*
Location: *13, Severo-Zapadnaya St., Barnaul*
Postal address: *13, Severo-Zapadnaya St., Barnaul*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.68 Name: " *United Telecom Ural"Closed Joint Stock Company*
Location: *9, 25 Let Oktyabrya St., Perm, 614000*
Postal address: *9, 25 Let Oktyabrya St., Perm, 614000*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.69 Name: " *Russki acceptny bank"CB*
Location: *15a, Kalancheevskaya St., Moscow, 107078*
Postal address: *15a, Kalancheevskaya St., Moscow, 107078*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.70 Name: " *Region-Svyaz" Non-state superannuation fund*
Location: *278, Pushkinskaya St., Izhevsk, 426008*
Postal address: *278, Pushkinskaya St., Izhevsk, 426008*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.71 Name: " *Svyazist"Non-state superannuation fund*
Location: *10, Tsvillinga St., Chelyabinsk, 454000*
Postal address: *10, Tsvillinga St., Chelyabinsk, 454000*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.72 Name: " *Perminform" Limited Company*
Location: *2, Krupskoy St., Perm, 614060*
Postal address: *2, Krupskoy St., Perm, 614060*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.73 Name: " *AMT" Limited Company*
Location: *14, Sinopskaya nab., Saint-Petersburg*
Postal address: *3-5, B. Morskaya St., Saint-Petersburg, 191186*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.74 Name: " *Bona"Limited Company*
Location: *45, Troitsky pr., Arkhangelsk, 163061, Russia*
Postal address: *45, Troitsky pr., Arkhangelsk, 163061, Russia*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.75 Name: " *VladPage"Limited Company*
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.76 Name: " ***Vladimirski taxofon"Limited Company***
Location: ***32"B", Stroiteley pr., Vladimir, 600014***
Postal address: ***32"B", Stroiteley pr., Vladimir, 600014***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.77 Name: " ***Vyatka page" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***115, Oktyabrski pr., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.78 Name: " ***Vyatskaya sotovaya svyaz" Limited Company***
Location: ***1, Uralskaya St., Kirov***
Postal address: ***1, Uralskaya St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.79 Name: " ***Informtek"Limited Company***
Location: ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
Postal address: : ***7, Sokhanya St., Yalta, Crimea, Ukraine, 334200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.80 Name: " ***Kamalyaskcom" Limited Company***
Location: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
Postal address: ***56, Leninskaya St.,Petropavlovsk-Kamchatski, 683000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.81 Name: " ***Mobil-Com" Limited Company***
Location: ***17, Mira St., Vladimir, 600017***
Postal address: ***17, Mira St., Vladimir, 600017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.82 Name: " ***Pagetelecom"Limited Company***
Location: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
Postal address: ***6, Stroiteley pr., Cherepovets, Vologda region, 162627***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.83 Name: " ***Perm TV and Radio Company "Ural Inform TV" Limited Company***
Location: ***2, Krupskoy St., Perm, 614060***

Postal address: ***2, Krupskoy St., Perm, 614060***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.84 Name: " ***Policomp"Limited Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***20, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.85 Name: " ***Radio-Rezonans" Limited Company***
Location: ***8, Okski syezd, N.Novgorod, 603022***
Postal address: ***8, Okski syezd, N.Novgorod, 603022***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.86 Name: " ***Sevtelecom"Limited Company***
Location: ***27, Leningradskaya St., Murmansk, 183038***
Postal address: ***27, Leningradskaya St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.87 Name: " ***Telecom-Stroy"Limited Company***
Location: ***92, Parizhskoy Komunny St., Ivanovo, 153017, Russian Federation***
Postal address: ***6, 2-nd Minski per., Ivanovo, 153017, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.88 Name: " ***Telecom-Terminal"Limited Company***
Location: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
Postal address: ***13, Lenin pr., Ivanovo, 153000, Russian Federation***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.89 Name: " ***Tomsktelecom-Nicola Tesla"Limited Company***
Location: ***21, Krylova St., Tomsk, Russia 634050***
Postal address: ***1, Makrushina St., Tomsk, Russia 634040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.90 Name: " ***Torgovy dom "Electrosvyaz"Limited Company***
Location: ***107, Lenin St., Chita, 672076***
Postal address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.91 Name: " ***Torgsvyaz"Limited Company***
Location: ***129/a, Lenin St., Kirov***
Postal address: ***129/a, Lenin St., Kirov***
The issuer's share in the affiliated person's authorized capital: ***none***

The affiliated person's share in the issuer's authorized capital: ***none***

26.92 Name: " ***Tyumentelecom-Invest" Limited Company***
Location: ***56, Respubliki St., Tyumen, Russia, 625000***
Postal address: ***56, Respubliki St., Tyumen, Russia, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.93 Name: " ***Udmurtskie sotovye seti-450"Limited Company***
Location: ***206, Pushkinskaya St., Izhevsk, 426034***
Postal address: ***206, Pushkinskaya St., Izhevsk, 426034***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.94 Name: " ***Factorial-99"Limited Company***
Location: ***47, Bratski per., Rostov-on-Don, 344082***
Postal address: ***47, Bratski per., Rostov-on-Don, 344082***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.95 Name: " ***Centrum" Limited Company***
Location: ***22, Antikaynena St., Petrozavodsk, 185000***
Postal address: ***22, Antikaynena St., Petrozavodsk, 185000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.96 Name: " ***Rostinform" Scientific and production center Limited Company***
Location: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
Postal address: ***53, Voroshilovski pr., Rostov-on-Don, 344007***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.97 Name: " ***Izhcom" Russian-American JV Limited Company***
Location: ***206, Karl Marx St., Izhevsk, 426057***
Postal address: ***206, Karl Marx St., Izhevsk, 426057***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.98 Name: " ***Magalyascom" JV Limited Company***
Location: ***2-a, Lenin St., Magadan***
Postal address: ***2-a, Lenin St., Magadan***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.99 Name: " ***ROS" CHOP Limited Company***
Location: ***30, Dzerzhinskogo St., Penza, 440062***
Postal address: ***30, Dzerzhinskogo St., Penza, 440062***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.100 Name: "*Rostelecom-bezopasnost" CHOP Limited Company*
Location: ***2/2, Deguninskaya St., Moscow, 127486***
Postal address: ***2/2, Deguninskaya St., Moscow, 127486***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.101 Name: *"Artelecom"Open Joint Stock Company, Arkhangelsk Region*
Location: ***45, Troitski pr., Arkhangelsk, 163061***
Postal address: ***45, Troitski pr., Arkhangelsk, 163061***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.102 Name: *"Belgorodelectrosvyaz"Open Joint Stock Company*
Location: ***3, Revolutsii pl., Belgorod, 308800***
Postal address: ***3, Revolutsii pl., Belgorod, 308800***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.103 Name: *"Bryansksvyazinform" Open Joint Stock Company*
Location: ***9, Karl Marx St., Bryansk, 241000***
Postal address: ***9, Karl Marx St., Bryansk, 241000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.104 Name: " *Giprosvyaz"Open Joint Stock Company*
Location: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
Postal address: ***11, 3-d Khoroshevskaya St., Moscow, 123298***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.105 Name: *"Ivtelecom" Open Joint Stock Company*
Location: ***17, Lenin Prospect, Ivanovo, 153000***
Postal address: ***17, Lenin Prospect, Ivanovo, 153000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.106 Name: " *Kamchatsvyazinform"Open Joint Stock Company*
Location: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
Postal address: ***56, Leninskaya St., Petropavlovsk-Kamchatski, 683001***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.107 Name: " *Karachaevo-Cherkesskelectrosvyaz"Open Joint Stock Company*
Location: ***17,Soyuzny per., Cherkessk, 357100***
Postal address: ***17,Soyuzny per., Cherkessk, 357100***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.108 Name: " *Murmanelectrosvyaz"Open Joint Stock Company*
Location: ***82-a, Lenin Prospect., Murmansk, 183038***

Postal address: ***82-a, Lenin Prospect., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.109 Name: " ***NGTS-Page' Open Joint Stock Company***
Location: ***15/3, Vystavochnaya St., Novosibirsk-78***
Postal address: ***22, Sibiryakov-Gvardeytsev St., Novosibirsk, 48***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.110 Name: " ***Rinet"Open Joint Stock Company***
Location: ***86, Kirova St., Novosibirsk, 630102***
Postal address: ***1, Trudovaya St., Novosibirsk 99***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.111 Name: ***"Svyazinform" Open Joint Stock Company , Nizhegorodskaya Region***
Location: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
Postal address: ***Dom svyazi, Maksima Gorkogo pl., Nizhni Novgorod, 603000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.112 Name: ***"Svyazinform"Open Joint Stock Company , Mordovia Republic***
Location: ***13, Bolshevistskaya St., Saransk,430000***
Postal address: ***13, Bolshevistskaya St., Saransk,430000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.113 Name: " ***Svyazinform" Open Joint Stock Company , Samara Region***
Location: ***24, Leningradskaya St., Samara, 443099***
Postal address: ***24, Leningradskaya St., Samara, 443099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.114 Name: " ***Sevosetinelectrosvyaz"Open Joint Stock Company***
Location: ***8-A, Butyrina St., Vladikavkaz, 362000***
Postal address: ***8-A, Butyrina St., Vladikavkaz, 362000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.115 Name: " ***Sibirtelecom" Open Joint Stock Company***
Location: ***5, Lenin St., Novosibirsk, 630099***
Postal address: ***5, Lenin St., Novosibirsk, 630099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.116 Name: ***"Smolensksvyazinform"Open Joint Stock Company***
Location: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***
Postal address: ***6, Oktyabrskoy Revolutsii St., Smolensk, 214000***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.117 Name: " ***Stavtelecom"Open Joint Stock Company***
Location: ***10/12, Oktyabrskoy Revolutsii Pr., Stavropol, 355035***
Postal address: ***23, Oktyabrskoy Revolutsii Pr.,mail box 15/85, Stavropol, 355035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.118 Name: " ***Stromgeomash"Open Joint Stock Company***
Location: ***35, promzona Lazurnaya, Tver, 170017***
Postal address: ***35, promzona Lazurnaya, Tver, 170017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.119 Name: ***"Tambovskaya electrosvyaz"Open Joint Stock Company***
Location: ***2B, Antonova-Ovseenko St., Tambov, 392002***
Postal address: ***114, Sovetskaya St., Tambov, 392002***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.120 Name: " ***Telecom" Open Joint Stock Company Ryazan Region***
Location: ***36, Svobody St., Ryazan, 390006***
Postal address: ***36, Svobody St., Ryazan, 390006***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.121 Name: " ***Tomsktelecom"Open Joint Stock Company***
Location: ***21, Krylova St., Tomsk, 634050***
Postal address: ***21, Krylova St., Tomsk, 634050***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.122 Name: " ***Tulatelecom"Open Joint Stock Company***
Location: ***33, Lenin pr., Tula, 300000***
Postal address: ***33, Lenin pr., Tula, 300000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.123 Name: " ***Udmurttelecom"Open Joint Stock Company***
Location: ***278, Pushkinskaya St., Izhevsk, 426000***
Postal address: ***278, Pushkinskaya St., Izhevsk, 426000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.124 Name: " ***Uralsvyazinform"Open Joint Stock Company***
Location: ***68, Lenin St., Perm, 614096***
Postal address: ***68, Lenin St., Perm, 614096***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.125 Name: "*Cherepovetselectrosvyaz"Open Joint Stock Company*
Location: ***12, Komsomolskaya St., Cherepovets, 162600***
Postal address: : ***12, Komsomolskaya St., Cherepovets, 162600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.126 Name: " ***Electrosvyaz" Open Joint Stock Company , Kemerovo Region***
Location: ***61, Sovetski pr., Kemerovo, 650099***
Postal address: ***61, Sovetski pr., Kemerovo, 650099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.127 Name: "***Electrosvyaz"Open Joint Stock Company , Kostroma Region***
Location: ***1, Podlipaeva St., Kostroma, 156601***
Postal address: ***1, Podlipaeva St., Kostroma, 156601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.128 Name: " ***Electrosvyaz"Open Joint Stock Company , Krasnoyarsk Territory***
Location: ***102, Mira pr., Krasnoyarsk, 660017***
Postal address: ***102, Mira pr., Krasnoyarsk, 660017***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.129 Name: "***Electrosvyaz"Open Joint Stock Company , Kursk Region***
Location: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
Postal address: ***8, Krasnaya pl., Centralny okrug, Kursk, 305000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.130 Name: " ***Electrosvyaz"Open Joint Stock Company , Omsk Region***
Location: ***36, Gagarina St., Omsk, 644099***
Postal address: ***36, Gagarina St., Omsk, 644099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.131 Name: " ***Electrosvyaz"Open Joint Stock Company , Orenburg Region***
Location: ***11, Volodarskogo St., Orenburg, 460000***
Postal address: ***11, Volodarskogo St., Orenburg, 460000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.132 Name: "***Electrosvyaz"Open Joint Stock Company , Oryol Region***
Location: ***43, Lenin St., Oryol, 302000***
Postal address: ***43, Lenin St., Oryol, 302000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.133 Name: " ***Electrosvyaz" Open Joint Stock Company , Khakasia Republic***

Location: ***20, Schetinkina St., Abakan, 662600***
Postal address: ***20, Schetinkina St., Abakan, 662600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.134 Name: ***"Electrosvyaz"Open Joint Stock Company , Tverj Region***
Location: ***24, Novotorzhskaya St., Tverj, 170000***
Postal address: ***24, Novotorzhskaya St., Tverj, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.135 Name: ***" Electrosvyaz"Open Joint Stock Company , Chita Region***
Location: ***107, Lenin St., Chita, 672076***
Postal address: ***107, Lenin St., Chita, 672076***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.136 Name: ***" AK Mobiltelecom"Open Joint Stock Company***
Location: ***16-a, Sukhe-Bator St., Ulan-Ude, Buryatia Republic, 670000***
Postal address: ***42, Lenin St., Ulan-Ude, Buryatia Republic, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.137 Name: ***" Altaytelecom"Open Joint Stock Company***
Location: ***54, Lenin St., Barnaul, 656099***
Postal address: ***54, Lenin St., Barnaul, 656099***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.138 Name: ***" Alternativnye tefonnye seti"Open Joint Stock Company***
Location: ***13-a, Moskovskaya St., Nazran, Ingushskaya Republic, 366720***
Postal address: ***22, Novotorzhskaya St., Tver, 170000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.139 Name: ***" Amursvyaz"Open Joint Stock Company***
Location: ***159, Gorkogo St., Blagoveschensk, 675011***
Postal address: ***159, Gorkogo St., Blagoveschensk, 675011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.140 Name: ***"Voronezhsvyazinform"Open Joint Stock Company***
Location: ***35, Revolutsii pr., Voronezh, 394000***
Postal address: ***35, Revolutsii pr., Voronezh, 394000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.141 Name: ***" Dagsvyazinform"Open Joint Stock Company***
Location: ***3, Lenin Pl., Makhachkala, 367012***
Postal address: ***3, Lenin Pl., Makhachkala, 367012***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.142 Name: " ***Dalnevostochnaya companiya electrosvyazi" Open Joint Stock Company***
Location: ***57, Svetlanskaya St., Vladivostok, 690600***
Postal address: ***57, Svetlanskaya St., Vladivostok, 690600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.143 Name: " ***Kabardino-Balkarskie telecommunications"Open Joint Stock Company***
Location: ***14, Shogentsukova pr., Nalchik, 360051***
Postal address: ***14, Shogentsukova pr., Nalchik, 360051***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.144 Name: ***"Kirovelectrosvyaz" Open Joint Stock Company***
Location: ***43/1, Drelevskogo St., Kirov,610000***
Postal address: ***43/1, Drelevskogo St., Kirov,610000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.145 Name: ***"Lensvyaz"Open Joint Stock Company***
Location: ***61, B.Morskaya St., St.Petersburg, 190000***
Postal address: ***61, B.Morskaya St., St.Petersburg, 190000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.146 Name: ***"Lipetskelectrosvyaz"Open Joint Stock Company***
Location: ***2, Zegelya St., Lipetsk, 398000***
Postal address: ***2, Zegelya St., Lipetsk, 398000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.147 Name: " ***Magadansvyazinform"Open Joint Stock Company***
Location: ***2a, Lenin St., Magadan, 685000***
Postal address: ***2a, Lenin St., Magadan, 685000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.148 Name: " ***Martelcom"Open Joint Stock Company Mariy-El Republic***
Location: ***138, Sovetskaya St.,Yoshkar-Ola, 424000***
Postal address: ***138, Sovetskaya St.,Yoshkar-Ola, 424000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.149 Name: ***"Novgorodtelecom"Open Joint Stock Company***
Location: ***2, B.Dvortsovaya St., Novgorod, 173000***
Postal address: ***2, B.Dvortsovaya St., Novgorod, 173000***

The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.150 Name: " ***Saratovelectrosvyaz"Open Joint Stock Company***
Location: ***40, Kisilyova St., Saratov, 410600***
Postal address: ***124, Pervomayskaya St., Saratov, 410600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.151 Name: " ***Sakhalinelectrosvyaz"Open Joint Stock Company***
Location: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
Postal address: ***220, Lenin St., Yuzhno-Sakhalinsk,693000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.152 Name: " ***Svyazinform" Open Joint Stock Company , Astrakhan Region***
Location: ***7/8, Teatralny per., Astrakhan, 414000***
Postal address: ***7/8, Teatralny per., Astrakhan, 414000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.153 Name: " ***Svyazinform"Open Joint Stock Company , Penza Region***
Location: ***1/3, Kuprina St., Penza, 440606***
Postal address: ***1/3, Kuprina St., Penza, 440606***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.154 Name: "***Svyazinform" Open Joint Stock Company , Chelyabinsk Region***
Location: ***Mira Str., Tryokhgorny, Chelyabinsk Region, 456236***
Postal address:***161, Kirova St., Chelyabinsk, 454000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.155 Name: "***Svyazinform"Open Joint Stock Company , Chuvashskaya Republic***
Location: ***2, Lenin pr., Cheboksary, 428000***
Postal address: ***2, Lenin pr., Cheboksary, 428000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.156 Name: " ***North-West Telecom" Open Joint Stock Company***
Location: ***24, B.Morskaya St., Saint-Petersburg, 191186***
Postal address: ***24, B.Morskaya St., Saint-Petersburg, 191186***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.157 Name: " ***SKET"Open Joint Stock Company***
Location: ***4, Tukhachevskogo St., Stavropol, 355040***
Postal address: ***4, Tukhachevskogo St., Stavropol, 355040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.158 Name: " *Telephone-telegraph company"Open Joint Stock Company , Jewish Autonomous Region*
Location: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
Postal address: ***16, 60-letia SSSR pr., Birobidzhan, 682200***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.159 Name: " *Tyumentelecom"Open Joint Stock Company*
Location: ***56, Respubliki St., Tyumen, 625000***
Postal address: ***56, Respubliki St., Tyumen, 625000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.160 Name: " *Uraltelecom"Open Joint Stock Company , Sverdlovsk Region*
Location: ***134b, Lunacharskogo St., Ekaterinburg, 620110***
Postal address: : ***134b, Lunacharskogo St., Ekaterinburg, 620110***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.161 Name: *"Central Telecommunications Company"Open Joint Stock Company*
Location: ***23,Proletarskaya Str.,Khimki, 141400***
Postal address: ***23,Proletarskaya Str.,Khimki, 141400***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.162 Name: *"Central Telegraph" Open Joint Stock Company*
Location: ***7, Tverskaya St., Moscow, 103375***
Postal address: ***7, Tverskaya St., Moscow, 103375***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.163 Name: " *Electrosvyaz of Adygeya Republic" Open Joint Stock Company*
Location: ***18, Gogolya St., Maykop, 352700***
Postal address: ***18, Gogolya St., Maykop, 352700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.164 Name: *"Electrosvyaz"Open Joint Stock Company , Vladimir Region*
Location: ***42, Gorkogo St., Vladimir, 600000***
Postal address: ***42, Gorkogo St., Vladimir, 600000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.165 Name: *"Electrosvyaz"Open Joint Stock Company , Vologda Region*
Location: ***4, Sovetski pr., Vologda, 160035***
Postal address: ***4, Sovetski pr., Vologda, 160035***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.166 Name: " *Electrosvyaz"Open Joint Stock Company , Irkutsk Region*
Location: ***37, Sverdlova St., Irkutsk, 664011***
Postal address: ***37, Sverdlova St., Irkutsk, 664011***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.167 Name: " *Electrosvyaz"Open Joint Stock Company , Kaliningrad Region*
Location: ***24, Bolnichnaya St., Kaliningrad, 236040***
Postal address: ***24, Bolnichnaya St., Kaliningrad, 236040***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.168 Name: "*Electrosvyaz"Open Joint Stock Company , Kaluga Region*
Location: ***38, Teatralnaya St., Kaluga, 248 600***
Postal address: ***38, Teatralnaya St., Kaluga, 248 600***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.169 Name: " *Electrosvyaz"Open Joint Stock Company , Kurgan Region*
Location: ***44, Gogol St., Kurgan, 640000***
Postal address: ***44, Gogol St., Kurgan, 640000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.170 Name: "*Electrosvyaz"Open Joint Stock Company , Pskov Region*
Location: ***5, Oktyabrski pr., Pskov, 180000***
Postal address: ***5, Oktyabrski pr., Pskov, 180000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.171 Name: " *Electrosvyaz" Open Joint Stock Company , Altay Republic*
Location: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
Postal address: ***36, Choros Gurkina St., Gorno-Altaysk, 659700***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.172 Name: " *Electrosvyaz"Open Joint Stock Company , Buryatia Republic*
Location: ***61, Lenin St., Ulan-Ude, 670000***
Postal address: ***61, Lenin St., Ulan-Ude, 670000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.173 Name: " *Electricheskaya svyaz"Open Joint Stock Company , Kalmykia Republic*
Location: ***255, Lenin St., Elista, 358000***
Postal address: ***255, Lenin St., Elista, 358000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.174 Name: "*Electrosvyaz"Open Joint Stock Company , Karelia Republic*

Location: *5, Dzerzhinskogo St., Petrozavodsk, 185000*
Postal address: *5, Dzerzhinskogo St., Petrozavodsk, 185000*
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.175 Name: " ***Electrosvyaz"Open Joint Stock Company ,Rostov Region***
Location: ***47, Bratski per.,Rostov-on-Don***
Postal address: ***47, Bratski per.,Rostov-on-Don, 344082***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.176 Name: ***"Electrosvyaz"Open Joint Stock Company , Ryazanj Region***
Location: ***49, Pochtovaya St., Ryazanj, 390000***
Postal address: ***49, Pochtovaya St., Ryazanj, 390000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.177 Name: ***"Electrosvyaz"Open Joint Stock Company , Stavropol Territory***
Location: ***10/12,Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
Postal address: ***10/12,Oktyabrskoy Revolutsii Pr., Stavropol, 355000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.178 Name: " ***Electrosvyaz"Open Joint Stock Company , Ulyanovsk Region***
Location: ***60, L.Tolstoy St., Ulyanovsk, 432601***
Postal address: ***60, L.Tolstoy St., Ulyanovsk, 432601***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.179 Name: " ***Electrosvyaz"Open Joint Stock Company , Khabarovsk Territory***
Location: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
Postal address: ***44, Muravyova-Amurskogo St., Khabarovsk, 680000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.180 Name: " ***Yamalelectrosvyaz" Open Joint Stock Company***
Location: ***2, Matrosova St., Salikhard, 626608***
Postal address: ***2, Matrosova St., Salikhard, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.181 Name: ***"Yartelecom" Open Joint Stock Company***
Location: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
Postal address: ***22/28, Bogoyavlenskaya pl., Yaroslavl, 150000***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.182 Name: " ***Rostelecom" Open Joint Stock Company of Long-Distance and International Telecommunications***
Location: ***5, Delegatskaya St., Moscow, 103091***

Postal address: ***5, Delegatskaya St., Moscow, 103091***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.183 Name: " ***Open Joint Stock Company on Telecommunications in Khanty-Mansiysk Autonomous Region***
Location: ***3, Kominterna St., Khanty-Mansiysk, 626608***
Postal address: ***3, Kominterna St., Khanty-Mansiysk, 626608***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.184 Name: " ***Kolatelecom"Closed Joint Stock Company JV***
Location: ***5, Samoilovoy St., Murmansk, 183038***
Postal address: ***5, Samoilovoy St., Murmansk, 183038***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.185 Name: " ***Teleport Ivanovo"(TPI) Limited Company***
Location: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
Postal address: ***90, Tashkentskaya Str., Ivanovo, 153032, RF***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

26.186 Name: " ***SCS-Sovintel" Limited Company JV***
Location: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
Postal address: ***1-2, 6, Shlyuzovaya nab.,Moscow, 113114***
The issuer's share in the affiliated person's authorized capital: ***none***
The affiliated person's share in the issuer's authorized capital: ***none***

**27. The issuer's stockholding in the authorized capital of legal persons – affiliated persons.**
***See items 24, 25, 26.***

**28. Stockholding of the issuer's affiliated persons, their founders and officials in the issuer's authorized capital:**
***See items 24, 25, 26.***

**29. Legal entities and persons holding 5 and more percent of voting shares in the issuer's supreme governing body.**

Name: ***"Investitsionnaya Kompania Svyazi" PJSC***
Share: ***50,67 %***

Name: ***Close Joint-Stock Company "Depositary and Clearing Company" (nominal holder)***
Share: ***15,66 %***

Name: ***"ING Bank (Euroasia)" Close Joint-Stock Company/ING Deposit.(nominal holder)***

Share: *8,68 %*

**30. The issuer's participation in industrial, banking, financial groups, holdings, concerns and associations.**

Organization: *North-Caucasian Regional Association of Telecommunication Operators*

The issuer's place and functions in the organization: *Participant*

*The Association was established in order to:*

- *improve interaction of all levels of administration in the regional telecommunication sphere;*
- *develop united development policy of telecommunication systems and networks in the serviced territories;*
- *assist the participants in effective attracting and using financial resources for realization of federal, regional and local programs and projects.*

*The Company enjoys rights and fulfills duties in accordance with the Charter of the Association.*

*The Company's General Director is elected the President of the Association.*

**31. The issuer's branches and representative offices.**

Name: *"Electrosvyaz of Adygeya Republic"*
Location: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352 700*
Postal address: *22a, Zhukovskogo Str., Maykop, Adygeya Republic, 352 700*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Svyazinform", Astrakhan Region*
Location: *7/8, Teatraljny per.,Astrakhan, 414 000*
Postal address: *7/8, Teatraljny per.,Astrakhan, 414 000*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Volgogradelectrosvyaz"*
Location: *9, Mira Str.,Volgograd, 400131*
Postal address: *9, Mira Str.,Volgograd, 400131*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"KabBalktelecom"*
Location: *14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 000*
Postal address: *14, Shogentsukova Str., Nalchik, Kabardino-Balkarian Republic, 360 000*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Electrosvyaz", Kalmykia Republic*
Location: *255, Lenin Str., Elista, Kalmykia Republic, 358 000*
Postal address: *255, Lenin Str., Elista, Kalmykia Republic, 358 000*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Kubanelectrosvyaz"*
Location: *294, Golovatogo Str., Krasnodar,350 000*
Postal address: *294, Golovatogo Str., Krasnodar,350 000*
Director: *Kondratyev Vitali Ivanovich*
Established: *13.02.2002*
Power of Attorney is valid till:

Name: *"Karachaevo-Cherkesskelectrosvyaz"*
Location: *17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357 100*
Postal address: *17, Soyuzny per., Cherkessk, Karachaevo-Cherkesian Republic, 357 100*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Rostovelectrosvyaz"*
Location: *47, Bratski per., Rostov-on-Don, 344 082*
Postal address: *47, Bratski per., Rostov-on-Don, 344 082*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Sevosetinelectrosvyaz"*
Location: *8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362 040*
Postal address: *8a, Butyrina Str., Vladikavkaz, Severnaya Osetia – Alania Republic, 362 040*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *"Electrosvyaz ", Stavropol Territory*
Location: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035*
Postal address: *10/12, Oktyabrskoi Revolutsii pr., Stavropol, 355 035*
Director: *not appointed*
Established: *8.01.2002*
Power of Attorney is valid till:

Name: *Anapa Joint Communications Center*
Location: *111, Novorossiyskaya St., Anapa, 353 440*
Postal address: *111, Novorossiyskaya St., Anapa, 353 440*
Director: *Vladimir Vasilyevich Smaglyuk*
Established: *20.05.1994*

Power of Attorney is valid till: ***31.12.2002***

Name: ***Armavir Joint Communications Center***
Location: ***91, Lenin St., Armavir, 352 900***
Postal address:***91, Lenin St., Armavir, 352 900***
Director: ***Nickolay Nickolaevich Mikhaylichenko***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Dinskaya District Communications Center***
Location: ***47, Krasnaya St., Dinskaya, 353 200***
Postal address:***47, Krasnaya St., Dinskaya, 353 200***
Director: ***Vitali Borisovich Zubov***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Yeisk Joint Communications Center***
Location: ***45, Schshorsa St., Yeisk, 353 691***
Postal address:***45, Schshorsa St., Yeisk, 353 691***
Director: ***Vladimir Ivanovich Sokur***
Established: ***20.04.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Kanevskiy Joint Communications Center***
Location: ***96, Nesterenko St., Kanevskaya, 353 730***
Postal address:***96, Nesterenko St., Kanevskaya, 353 730***
Director: ***Nickolay Vasilyevich Serguienko***
Established: ***20.04.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Kropotkin Joint Communications Center***
Location: ***18, Bratski per., Kropotkin, 352 380***
Postal address: ***18, Bratski per., Kropotkin, 352 380***
Director: ***Victor Mikhailovich Yefanov***
Established: ***01.03.1999***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Korenovsk Joint Communications Center***
Location: ***209-a, K.Marx St., Korenovsk, 353 180***
Postal address:***209-a, K.Marx St., Korenovsk, 353 180***
Director: ***Valery Vasilyevich Fomkin***
Established: ***20.05.1994***
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krymsk Joint Communications Center***
Location: ***37, Sineva St., Krymsk, 353 318***
Postal address:***37, Sineva St., Krymsk, 353 318***

Director: *Sergei Alexeevich Kashkin*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Kurganinsk Communications Center*
Location: *24, Lenin St., Kurganinsk, 352 430*
Postal address:*24, Lenin St., Kurganinsk, 352 430*
Director: *Mikhail Georguievich Baryshnikov*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Novorossiysk Joint Communications Center*
Location: *36, Sovetov St., Novorossiysk, 353 900*
Postal address:*36, Sovetov St., Novorossiysk, 353 900*
Director: *Edward Semyonovich Ilyushin*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Pavlovskaya Communications Center*
Location: *294, Gorkogo St., Pavlovskaya, 352 040*
Postal address:*294, Gorkogo St., Pavlovskaya, 352 040*
Director: *Anatoly Alexeevich Kornov*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *"Sochielectrosvyaz"*
Location: *1/2, Vorovskogo St., Sochi, 354 000*
Postal address:*1/2, Vorovskogo St., Sochi, 354 000*
Director: *Alexander Valentinovich Apalko*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Timashevsk Joint Communications Center*
Location: *179, Krasnaya St., Timashevsk, 352 703*
Postal address:*179, Krasnaya St., Timashevsk, 352 703*
Director: *Stanislav Leonidovich Novokovsky*
Established:*01.03.1999*
Power of Attorney is valid till: *31.12.2002*

Name: *Tuapse Joint Communications Center*
Location: *9, K.Marx St., Tuapse, 352 800*
Postal address:*9, K.Marx St., Tuapse, 352 800*
Director: *Zakhar Kevorkovich Avedisyan*
Established: *20.05.1994*
Power of Attorney is valid till: *31.12.2002*

Name: *Tikhoretsk Joint Communications Center*
Location: *24-a, Oktyabrskaya St., Tikhoretsk, 352 120*
Postal address:*24-a, Oktyabrskaya St., Tikhoretsk, 352 120*
Director: *Svetlana Vasilyevna Korotenko*

Established: *1.03.1999*
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krasnodar City Telecommunications Center***
Location: ***59, Krasnaya St., Krasnodar, 350 000***
Postal address:***59, Krasnaya St., Krasnodar, 350 000***
Director: ***Ivan Fyodorovich Ignatenko***
Established:*01.03.1999*
Power of Attorney is valid till: ***31.12.2002***

Name: ***Krasnodar Operational and Technical Communications Center***
Location: ***49, Kutuzova St., Krasnodar, 350 002***
Postal address:***49, Kutuzova St., Krasnodar, 350 002***
Director: ***Vasili Petrovich Kuzminykh***
Established: *20.05.1994*
Power of Attorney is valid till: ***31.12.2002***

Name: *Krasnodar Motor-Transport Depot*
Location: ***2/1, Dalnyaya St., Krasnodar, 350 051***
Postal address:***2/1, Dalnyaya St., Krasnodar, 350 051***
Director: ***Sergey Sergeevich Lychak***
Established: *20.05.1994*
Power of Attorney is valid till: ***31.12.2002***

Name: ***"Kubansvyazservice"***
Location: ***59, Krasnaya St., Krasnodar, 350 000***
Postal address:***59, Krasnaya St., Krasnodar, 350 000***
Director: ***Galina Ivanovna Skidanova***
Established: *20.05.1994*
Power of Attorney is valid till: ***31.12.2002***

Name: ***"Kubantaksofon"***
Location: ***12, Klubnaya St., Krasnodar, 350 051***
Postal address:***12, Klubnaya St., Krasnodar, 350 051***
Director: ***Alexander Grigoryevich Sokolchik***
Established: *29.12.1997*
Power of Attorney is valid till: ***31.12.2001***

Name: *Center of New Technologies*
Location: ***59, Krasnaya St., Krasnodar, 350 000***
Postal address:***59, Krasnaya St., Krasnodar, 350 000***
Director: ***Konstantin Vladlenovich Yunov***
Established: *1.01.2000*
Power of Attorney is valid till: ***31.12.2002***

Name: ***Training & Commercial Center for Telecommunications and Informatics***
Location: ***1, Industrialnaya St., Krasnodar, 350 007***
Postal address:***1, Industrialnaya St., Krasnodar, 350 007***
Director: ***Yuri Nickolaevich Belov***
Established:*01.10.1997*

Power of Attorney is valid till: *31.12.2002*

**32. The issuer's employees number:**
Average number of the issuer's employees on the pay-roll including those , employed by its branches and offices, for the period under review: *10 979*

**33.Description of the issuer's basic activities.**

*Till 1992 the sphere of telecommunications was completely under the government control. Decree of the Government of the Russian Federation №1003 of December,22,1992 initiated its reorganization. That Decree provided for separation of the following services from the state communication enterprises before their privatization:*

- *establishment on the basis of post-offices of state enterprises of the Federal Post Service not subject to privatization;*
- *radio and television broadcasting centers not subject to privatization.*

*Other activities were concentrated in the regional communication enterprises reorganized into joint-stock companies with state-owned control packet of shares.*
*To join efforts of regional telecom operators, to attract additional investments into the development of telecom network and to observe its proportional development in accordance with the Decree of the President of the Russian Federation № 1289 of October,10,1994, Acts of the Government of the Russian Federation of November,25,1994, the Order of the State Property Committee of the Russian Federation № 1225-p of September,01,1995, the open joint-stock company "Investitsionnaya Kompania Svyazi"(OAO"Svyazinvest") was established.*
*OAO "Svyazinvest" charter capital was formed by consolidation of shares owned by the federal government in regional telecom operators. Size of these stakes constituted usually 38% of the charter capital or 51% of voting shares of 76 regional telecom operators, four operators of long-distance communication including OAO "Rostelecom", four telegraph companies, one research institute and two leasing branch establishments.*
*Modern structure of OAO "Svyazinvest" charter capital was formed in July 1997 when the results of auction for 25% plus one share of OAO "Svyazinvest" were summed up. The company "Mustcom Limited won the auction for 25% of OAO "Svyazinvest" for 1.875 billion dollars USA. Currently holding OAO "Svyazinvest" controls 78 regional telecom operators, including national provider of long-distance and international communications OAO 'Rostelecom". The holding company's subsidiaries operate public telephone networks which installed capacity is over 27 million telephone lines, they provide services for more than 90% of the country's population. Over 400 thousand people work at the holding subsidiaries.*
*Strategic directions of telecommunications development are:*

- *enlargement of traditional telecom companies through their merger;*
- *time-dependent tariffing of local outgoing calls;*
- *fundamental improvement of tariff policy;*
- *increase of technical level of public telephone networks.*

*In December 2000 Government of the Russian Federation approved the "Concept of Telecom Market Development in the Russian Federation" worked out by Ministry of Communication of RF providing for reorganization of Svyazinvest*

*holding structure based on consolidation of regional telecom companies and improvement of corporate management system. This Program is being carried out now. The key point of the Program on Reorganization is consolidation of regional telecom operators of each of seven Federal Districts on the basis of the most strong telecom company of the corresponding District. This reorganization is aimed at value increase of stock capital of regional telecom entity, improvement of "Svyazinvest" management control, reduction of costs including management overheads and at arrangement of conditions for investments in telecom sector development. 10 companies of the Southern Federal District will be reorganized within the framework of the common Program on Reorganization:*
*"Volgogradelectrosvyaz"PJSC;*
*"KabBalktelecom" PJSC;*
*"Karachaevo-Cherkesskelectrosvyaz" PJSC;*
*"Svyazinform" PJSC, Astrakhan Region;*
*"Sevosetinelectrosvyaz" PJSC;*
*"Electrosvyaz of Adygueya Republic" PJSC;*
*"Electrosvyaz" PJSC, Kalmykia Republic;*
*"Rostovelectrosvyaz" PJSC;*
*"Electrosvyaz" PJSC, Stavropol Territory;*
*"UTK" PJSC (former "Kubanelectrosvyaz" PJSC).*
*The companies will be reorganized through their merger into "UTK" PJSC.*

*Besides the program of reorganization the companies plan to introduce system of time-dependent tariffing of local outgoing calls.*

*One of the strategic directions of telecom sector development in the nearest future is radical improvement of tariff policy of the telecom companies. The key point here is to put an end to cross subsidizing of various telecom services. This improvement implies growth of local telephony tariffs to make local telephony profitable and to put an end to its subsidizing by long-distance and international telephony. Simultaneously long-distance and international telephony tariffs may be decreased.*
*"Svyazinvest"PJSC works out new tariff policy together with Ministry of Communications and Informatics of the Russian Federation and Ministry of Anti-Monopoly Policy of the Russian Federation.*
*Heavy capital investments will be continued to extend and modernize public telephone and data transmission networks of the united telecom companies in the Federal Districts aimed at liquidation of queues for installation of telephone sets and increase of level of network digitization.*

*Public Joint-stock company "Southern Telecommunications Company" was registered by the Decree of the Head of Krasnodar Administration №396 of May,20,1994 as telecom operator providing telecom services in the Krasnodar Territory.*
*"Southern Telecommunications Company" PJSC is a participant of the Association of telecom operators of the North Caucasus in which it enjoys rights and performs duties in accordance with the Association Charter. The Company General Director is elected the President of the Association.*
*The Krasnodar Territory is situated in the south of Russia's European part. It is washed by the Black Sea in the south-west, the Azov Sea and Kerchenski Channel– in the north-west. It has land borders with Rostov Region, Stavropol Territory and*

*Karachaevo-Cherkessk Republic. Krasnodar Territory is an administrative part of the Southern Federal District. It occupies a territory of 76 thousand square kilometers. 5,058.4 million people live there including 53,4% (2,698.8 million) of them - in cities.*
*It is the largest resort and agroindustrial region of Russia. There are a lot of cold and thermal springs here. Large resorts such as Sochi, Anapa, Gelendzhik, Tuapse are situated in the Black Sea coast. Yeisk in the Azov Sea coast is also a health resort.*
*Krasnodar Territory is an important agricultural region of Russia. It is the main source of wheat production. Many minerals were founded in the entrails of Kuban: oil, gas, cement marl, iron, copper, gypsum, rock-salt. Kuban has also many mineral springs.*
*Annual General Shareholders' Meeting held on 30 May,2001, approved the resolution on making the amendment in the Company's Charter about renaming "Kubanelectrosvyaz" PJSC into "Southern Telecommunications Company" PJSC. This amendment was registered by the Registration Board of the Krasnodar City Administration on 28 June, 2001.*

*"UTK" PJSC provides its users with local, long-distance and international telephone calls, document communications, data transmission and telematic services, wired radio, cellular and paging communications, lease of channels. "UTK" PJSC is a natural monopoly in the sphere of telecommunications in the Krasnodar Territory providing users with more than 80% of telecom services and gaining 55,1% of regional telecom market income.*

*The Company incorporates 23 branch establishments including 16 united, district and 2 operational and technical communication centers, Krasnodar motor-transport depot, Training and commercial center for telecommunications and informatics, Center of New Technologies, "Kubantaxofon" and "Kubansvyazservice". Besides, PJSC "UTK" is a principle shareholder in several companies such as "Armavir communication facilities plant" CJSC producing fiber-optic cables for the needs of the Krasnodar Territory and other regions of Russia, "Avtocenter-Yug"- a center of technical maintenance of "Mersedes" cars, CJSC "Health-care complex "Orbita", providing telecommunication workers with comfortable rest, CJSC "Yugsvyazstroy" and CJSC "CMTO".*

*Development strategy of the joint stock Company is aimed at increase of telecom services competitiveness. Priority directions are:*

- *meeting solvent demands for traditional services at the expense of increasing equipped number capacity and introducing time-dependent tariffing system (SPUS);*
- *creation of united regional accounting centers;*
- *creation and maintenance of Internet nodes, connection of regional data transmission networks to Internet node;*
- *introduction of intelligent network services;*
- *broadening range of services for corporate customers from big, medium-size and small business and for individual entrepreneurs;*
- *creating subdivisions which will sell services to main clients, equipping public call offices with means of presentation, selling services to corporate users, selective advertising.*

*KEY ACTIVITIES AND THEIR SHARE IN TOTAL VOLUME OF SALES*

*The issuer's priority activity is rendering telecom services.*
*Their share in total revenues:*
*1999 – 87,0%*
*2000 – 87.9%*
*2001 – 95,4%*

*Key products (services) of "Southern Telecommunications Company" PJSC, providing more than 10% of sales proceeds are rendering services of local, long-distance and international telephony to residents and enterprises of the Krasnodar Territory.*

*Service: long-distance and international telephony*
*Share in tariff income:*
*1999 – 60.6%*
*2000 – 58.4%*
*2001 –54,7%*

*Service: local telephony*
*Share in tariff income:*
*1999 – 33,0%*
*2000 – 34,9%*
*2001 – 36,9%*

*SOURCES OF PRIMARY PRODUCTS, MATERIALS, SERVICES*

*Sources of primary products, materials, services.*

| *Equipment* | *Main suppliers* |
|---|---|
| *EWSD* | *"Siemens AG" (Germany, "Iskratel"* |
| *AXE-10* | *"Ericsson" (Sweden), "Ericsson Nikola Tesla"(Croatia)* |
| *S-12* | *"Alcatel Telecom" (Belgium)* |
| *SI-2000* | *"Iskratel" (Slovenia), "IskraUralTel" (joint venture, Ekaterinburg)* |

*Main suppliers of transmission systems and fiber-optic cables:*
- *Siemens, Germany*
- *Lucent Technologies, USA*
- *Cisco Systems, USA*

*Besides foreign suppliers the Company works with all Russian manufactures of communication systems including "Armavir plant of communication facilities" with its fiber-optic cable.*
*The Company cooperates with all foreign suppliers on the credit basis with time for payment up to 5 years.*

*The issuer's suppliers delivering more than 10% of all inventory holdings –none.*
*Outlook for availability of these delivery resources : stable*

*THE ISSUER'S MARKET*

*According to the registered licenses for rendering telecom services, the primary market of "Southern Telecommunications Company" PJSC is the Krasnodar Territory. Main users of telecom services are residents, enterprises and organizations of the Krasnodar Territory. Residential consumer's market share is 59,5%, consumer's market share of organizations is 40,5%.*

*As the activities of "Southern Telecommunications Company" PJSC are of mass nature, no one of its customers accounts for more than 10% of sales volume.*

*Possible negative factors that can affect the issuer's services market:*

- *decline in solvent demand level of the population of the Krasnodar Territory in case of devaluation of the ruble;*
- *deterioration of financial position of enterprises and organizations of the Krasnodar Territory, that will result in growth of "UTK" PJSC's accounts receivable (accounts due from users of telecom services).*

*ACTIVITY PRACTICE WITH RESPECT TO RESERVES, THE ISSUER'S POLICY ON CURRENT CAPITAL AND RESERVES*

*PJSC "UTK" follows the policy of material reserves' reduction by using normative coefficients of TMC reserves in the branches' budgets.*
*To make the analysis of turnover of reserves they estimate quarterly the factors showing the efficiency of reserves' usage and material expenditures' formation.*
*For practical usage the branches make quarterly detailed analysis of their financial activity including turnover ratios.*

| *Indices* | *2000* | *2001* | *2Q02* |
|---|---|---|---|
| *1. Proceeds* | *2.174 million rubles* | *2.597 million rubles* | *1.502 million rubles* |
| *2. Turnover ratio of reserves* | *18,6* | *16,0* | *9,7* |

*Calculations are made as a ratio of sales proceeds to average amount of reserves during the period.*

*SEASONAL NATURE OF ACTIVITIES*

*All the Company's activities are not of seasonal nature. But increasing long-distance and international traffic during summer months at the expense of growing number of tourists influences positively the Company's profits.*

*COMPETITIVE ENVIRONMENT*

*"Southern Telecommunications Company" PJSC operates in the Krasnodar Territory. Almost all population and major part of enterprises of the Krasnodar Territory are the Company's subscribers.*
*According to data base of Krasnodar Regional State Inspection Directorate on Communications and Informatics in the Russian Federation of 01.01.2002 302 telecom operators entitled to render telecom services in the Krasnodar Territory are*

*registered. 169 of them render services of local, long-distance and zonal telephony, 4 of them render cellular network services, 115 of them render telematic and data transfer services, 14 of them render paging services.*
*There are some limitations on solvent demand in the telecom market of the Krasnodar Territory (but no limitations on potential demand). There are no limitations of economic character (credits, tariffs, level of profitability, rate of return on capital). In 2001 total amount of telecom services, rendered by all telecom operators of the Krasnodar Territory, constituted 4,496.16 million rubles (ex VAT). During the same period "Southern Telecommunications Company" PJSC rendered telecom services amounting to 2 476.805 million rubles.*
*Thus, "UTK" PJSC's income share of total revenue of telecommunication sector in the Krasnodar Territory constitutes 55.1%.*
*At present there are about 20 Internet services providers in the Krasnodar Territory. We see high level of competition in this sphere. "UTK" PJSC's market share reaches 70.2%.*
*It should be noted that market of new telecom services still remains unoccupied in the Krasnodar Territory (intelligent network services, multimedia,etc.).*

**34. Investment declaration. Description of the issuer's activities.**
*To be submitted by investment funds only*

**35. Plans of the issuer's future activities.**

*Business perspectives of the Issuer.*

*Long-term strategic directions:*
- *creation of up-to-date telecommunication system including imposed digital telecommunication network equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines (VOLS);*
- *introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;*
- *integration of communication and management infrastructures with international informational and switching systems;*
- *improvement of the provided services;*
- *optimization of the provided services' list , aiming at increasing proportion of the most progressive services. It will require corresponding reorientation of resources;*
- *maximization of the Company's profitability;*
- *active tariff policy;*
- *pressing marketing policy;*
- *hard control of expenditures' volume;*
- *active marketing policy;*
- *improving corporate management.*

*In 2002 "UTK" PJSC plans to assimilate capital investments amounting to 904 million rubles and to put into operation fixed assets amounting to 858.9 million rubles. As a result 244.8 kilometers of fiber-optic communication lines will be constructed, 119 612 telephone numbers will be put into operation including 111 347 numbers of digital exchanges. In 2002 32 368 numbers of morally obsolete step-by-step and cross-bar PBXs will be replaced. Reconstruction of Krasnodar City*

***Telephone Network in 2001 made it possible to introduce time-dependent tariffing of local calls. To complete this work in 2002 "UTK" PJSC plans to buy and install equipment of time dependent tariffing system.***
***To ensure reliable and high-quality operation of communication equipment "UTK" PJSC plans to build and to reconstruct energy supply facilities in Krasnodar, Sochi and Kalininskaya. Ring of fiber-optic lines from Ust-Labinsk to Kurganinsk, Labinsk, Armavir, Mostovskoy will be build to provide continuity of communication. Construction of multi-service network will be continued in Krasnodar to provide population with additional telecom services.***

***The most important source of "UTK" PJSC future income will remain its activities in rendering telecom services to subscribers: local, long-distance and international telephony, document communication and data transmission, Internet access services, additional services based on digital technologies.***

***"UTK" PJSC does not plan to change type of its key activity – rendering telecom services according to the licenses in force and the Company Charter.***

**36. Information about the issuer's legal capital.**
The issuer's legal capital rate (RUR): ***506 142 862.5***

The legal capital breakdown by share categories:
Ordinary shares:
Total amount(RUR): ***379 606 697.25***
Share in the legal capital: ***74.999911 %***
Preference shares:
Total amount (RUR): ***126 536 165.25***
Share in the legal capital: ***25.000089 %***

**37. Information about the state (municipal entity) share in the issuer's legal capital.**
The legal capital's share which is the state (municipal) property:
Type of property: ***federal***
Share: ***0,0007%***
Managing shareholder: ***Federal property fund of the Krasnodar Territory***

The issuer's shares allocated to the state (municipal) property:
***none***

Existence of the special right of the Russian Federation, subjects of the Russian Federation, municipal bodies to participate in the issuer's management ("golden share"):
***Not provided***

**38. Information about the issuer's declared shares.**
***38.1***
Category: ***ordinary***
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***ordinary registered book-entry***
Nominal value(RUR): ***0.33***

Number: *1 941 058 484*
Total value (RUR): *640 549 299,72*
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

*38.2*
Category: *preference*
Type: *A*
Form: ***registered, book-entry***
Full name of declared shares' category/type: ***preference registered book-entry***
Nominal value(RUR): *0.33*
Number: *621 442 245*
Total value (RUR): *205 075 940,85*
Terms of stock floatation: ***Form and terms of stock floatation are determined by the Board of Directors.***

**39. The issuer's material contracts and obligations:**
*None*

**40. The issuer's obligations on the emission of shares and securities convertible into shares:**
*no such obligations*

**41. Information about the sanctions imposed on the issuer, court proceedings and public inquiries:**

**Sanctions imposed on the issuer by courts and state governing authorities during three fiscal years prior to the reported one and in the current year:**

Date of the sanction's application:*17.08.1999*
Authority that imposed the sanction: ***state fiscal inspection of the Krasnodar Region***
Cause of sanction: ***Scheduled all-round inspection of "Kubanelectrosvyaz" JSC's activities for the years 1995,1996,1997,1998 and first quarter of 1999.***
Form of sanction: ***penalty***
Size of sanction(RUR): ***470 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***18.07.2000***
Institution that imposed the sanction: ***fiscal inspection***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***40 000***
Degree of the sanction execution: ***executed***

Date of the sanction's application:***20.06.2001***
Institution that imposed the sanction: ***fiscal inspection № 3of Krasnodar***
Cause of sanction: ***Incomplete payment of taxes***
Form of sanction: ***penalty***
Size of sanction(RUR): ***28 000***

Degree of the sanction execution: *executed*

Date of the sanction's application:*31.12.2001*
Institution that imposed the sanction: ***Otradnenskaya Regional Department of Social Insurance Fund***
Cause of sanction: ***According to the results of scheduled all-round inspection of Armavir Joint Communication Center***
Form of sanction: *penalty*
Size of sanction(RUR): *558*
Degree of the sanction execution: *executed*

***During the period under review there was no court examination that could essentially affect the issuer's activity .***

***During the period from 1 to 19 of April 2002 "Arthur Andersen" CJSC were performing an audit of the annual statutory accounting reports for the year 2001 in accordance with the Contract No 314/01 of 22 November 2001.***

**42. Material facts (events, actions) over the reported period.**

Date of the fact (event): ***18.04.2002***
Code: ***1500062A18042002***

***About the date of making a list of shareholders entitled to take part in the Annual General Shareholders' Meeting and to receive dividends for the year 2001.***
***The date, when the Board of Directors adopted the resolution on the date of making a list of shareholders is 18 April 2002 (Protocol № 34 of 18.04.2002).***
***The date of making a list of shareholders (record day) is 3 May 2002.***

Date of fact (event): ***18.04.2002***
Code: ***1300062A18042002***

***"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 18 April 2002 the following resolutions were adopted (Protocol № 34 of 18.04.2002):***

1. ***To call an Annual General Shareholders' Meeting of "Southern Telecommunications Company" PJSC in the form of shareholders' joint presence.***
2. ***To determine its:***
   - ***date: 21 June 2002***
   - ***venue: Krasnodar Territory, Tuapse district, Olginka, "Healthcare complex "Orbita"***
   - ***time: 11:00, Moscow time, 21 June 2002***
   - ***starting time of shareholders' registration: 9:00 Moscow time, 21 June 2002.***
3. ***To determine 3 May 2002 as the record date for "UTK" PJSC's shareholders entitled to participate in the Annual General Shareholders' Meeting and to receive dividends for the year 2001.***
4. ***To determine Postal address for sending the filled voting papers: 66, Karasunskaya Str., Krasnodar, 350 000.***

5. *In compliance with the resolution of the Board of Directors No 24/3 of 18.02.2002 on placing issues on the agenda for the General Shareholders' Meeting, the suggestions submitted by shareholders having more than 2% of the Company voting shares, articles of the Federal law "On Joint Stock Companies" and the Company Charter,*
   *to approve the following agenda for the General Shareholders' Meeting :*
   1) *Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001).*
   2) *Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001.*
   3) *Election of the members to the Company's Board of Directors.*
   4) *Election of the members to the Company's Auditing Commission.*
   5) *Approval of new edition of the Company's Charter.*
   6) *Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.*
   7) *Approval of new edition of the Statute of the Company's Board of Directors.*
   8) *Approval of new edition of the Statute of the Company's Administrative Board.*
   9) *Making amendments in the Statute on the Company's Auditing Commission.*
   10) *Approval of the Company's auditor for the year 2002.*
   11) *About "UTK" PJSC's participation in the Association of operators of federal business network "Iskra".*
6. *To determine the following information and materials to be provided to the shareholders entitled to participate in the Annual General Shareholders' Meeting prior to conducting the Annual General Shareholders' Meeting.*
   1) *"UTK" PJSC's annual report, balance sheet, profit and loss statement for the year 2001, allocation of profits and losses based on the results of the reported financial year (2001) including the Company's Auditing Commission report and the Auditor's report on the annual audit results of financial and economic activities;*
   2) *Information on candidates for "UTK" PJSC Board of Directors;*
   3) *Information on candidates for "UTK" PJSC Auditing Commission;*
   4) *Draft of a new version of "UTK" PJSC Charter;*
   5) *Draft of a new version of "UTK" PJSC Statute on procedure of conducting a General Shareholders' Meeting;*
   6) *Draft of a new version of "UTK" PJSC Statute on the Board of Directors;*
   7) *Draft of a new version of "UTK" PJSC Statute on the Administrative Board;*
   8) *Draft amendments to "UTK" PJSC Statute on the Auditing Commission;*
   9) *Information on a prospective auditor for "UTK" PJSC;*
   10) *Constituent documents of the Association of operators of federal business service network "Iskra".*

*11) Draft resolutions of the General Shareholders' Meeting.*

*"UTK" PJSC shareholders entitled to participate in the General Shareholders' Meeting can familiarize themselves with materials prepared for the Annual General Meeting of Shareholders during 30 days prior to the date of conducting the General Shareholders' Meeting at "UTK" PJSC's offices located at 66, Karasunskaya Street, Krasnodar, 350 000, on the web-site http://www.stcompany.ru or at the Company's subsidiaries.*

7. *In compliance with application submitted to the Board of Directors by the candidate for "UTK" PJSC's Auditing Commission Milovantsev D.A. with request to exclude him from the list of candidates for the Auditing Commission because of his entering the public service:*
   - *to exclude Milovantsev D.A. from the list of candidates for "UTK" PJSC's Auditing Commission;*
   - *in compliance with item 7 article 53 of the Federal law "On Joint Stock Companies" to run a candidate for "UTK" PJSC's Auditing Commission in the person of Prokofyeva Irina Viktorovna – Deputy Director, Head of the section in the Department of Internal Audit and Economic Analysis, "Svyazinvest" PJSC.*
8. *To recommend the Annual General Shareholders' Meeting to approve "Ernst and Young Vneshaudit" as the Company's auditor for the year 2002.*
9. *To approve the form and text of the voting papers on the agenda issues No1, 3-11 (voting papers are attached).*
10. *To determine the following order of informing the shareholders about the Annual General Shareholders' Meeting: notice of Annual General Shareholders' Meeting should be published in the newspapers "Rossiyskaya Gazeta" and "Voljnaya Kuban" and mailed to each shareholder by a registered letter no later than on 20.05.2002.*

    *To approve the text of the Notice of Annual General Shareholders' Meeting (the text is attached).*
11. *To approve the following secretariat of the General meeting, 7 persons in number:*
    - *Ryzhikova Nina Anatolievna, head of personnel department, Chairman of the Secretary;*
    - *Andreeva Antonina Mikhailovna, head of department for notes payable and receivable, "Southern Telecommunications Company" PJSC*
    - *Afanasjeva Natalia Viktorovna – engineer of documentation turnover department, "Southern Telecommunications Company" PJSC*
    - *Yeryomenko Svetlana Borisovna – deputy head of planning department, "Southern Telecommunications Company" PJSC*
    - *Lezhnina Julia Yurievna – legal adviser, "Southern Telecommunications Company" PJSC*
    - *Sotnikova Ljudmila Borisovna – head of planning department, "Southern Telecommunications Company" PJSC*
    - *Malysheva Marina Borisovna – head of department of organizational structures and labor motivation, "Southern Telecommunications Company" PJSC.*
12. *To approve the presidium consisting of:*

- *Belov Vadim Yevgenyevich – Deputy General Director, "Svyazinvest" PJSC, Chairman of "UTK" PJSC Board of Directors;*
- *Gorbachev Vladimir Lukich – General Director, "Southern Telecommunications Company" PJSC, Chairman of the Meeting;*
- *Yevdokimenko Vitali Mikhailovich – General Director, Department for Transport and Communication of the Krasnodar Territory Administration;*
- *Osipchuk Anton Igorevich - 1-st Deputy General Director, "Svyazinvest" PJSC;*
- *Romski Georgy Alekseevich –Deputy General Director, "Svyazinvest" PJSC;*
- *Ukhina Irina Petrovna – Deputy Director of department of corporate management, "Svyazinvest" PJSC.*

*8 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.*
*The resolutions were approved by a solid vote.*

Date of fact (event): *10.04.2002*
Code: *0900062A10042002*

*Profit before taxation for the forth quarter of 2001: - 69 145 thousand rubles*
*Profit before taxation for the first quarter of 2002: -1 095 172 thousand rubles*
*Absolute profit growth constituted 1 026 027 thousand rubles or 1 483.9%.*
*Profit growth is caused by selling a 24%-stake of "Kuban GSM" CJSC shares by the Company.*

Date of fact (event): *10.04.2002*
Code: *0800062A10042002*

*Assets as at 01.01.2002 is 4 080 215 thousand rubles*
*Assets as at 01.04.2002 is 5 196 361 thousand rubles.*
*Absolute increase of assets value constituted 1 116 146 thousand rubles or 27.4%.*
*Growth of assets value is caused by selling a 24%-stake of "Kuban GSM" CJSC shares by the Company.*

Date of fact (event): *15.05.2002*
Code: *1300062A15052002*

*"Southern Telecommunications Company" PJSC informs that at the meeting of its Board of Directors held on 15 May 2002 the following resolutions were adopted (Protocol № 48 of 15.05.2002):*

1. *To approve the form and text of the voting paper on the agenda issue No 2 "Approval of dividend size, form, order and date of payments*

*for each category and type of shares for the year 2001" for the Annual General Shareholders' Meeting.*

2. *To pay dividends for the year 2001:*
   a) *0.18908 ruble in cash for each preference share not later than on 20 August 2002*
   b) *0.18908 ruble in cash for each ordinary share not later than on 31 December 2002*

*8 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.*
*The resolutions were approved by a solid vote.*

Date of the occurrence of the fact (event, action): *9.04.2002*
Code of the fact (event, action): *1800062A09042002*

*At the meeting of "Southern Telecommunications Company" PJSC's Board of Directors held on April 9, 2002 the following resolutions were approved (Protocol №31 of 9.04.2002):*

1. *To approve Contractor's Agreement №15 with "Yugsvyazstroy" CJSC on major repairs at the object "OES №80" located at 160-170 Uraljskaya Street Krasnodar. To determine scope cost under the aforesaid Agreement with "Yugsvyazstroy" CJSC based on market prices amounting to 887 286 ( eight hundred eighty seven thousand two hundred and eighty six) rubles. Terms of the Agreement: starting date – March 2002, deadline – December 2002.*

*Full identifying name of the Contractor:*
*Closed Joint Stock Company "Yugsvyazstroy".*
*Location: 110/1, Aivazovskogo Str.,Krasnodar.*
*Postal address: 110/1, Aivazovskogo Str.,Krasnodar.*

Date of the occurrence of the fact (event, action): *21.06.2002*
Code of the fact (event, action): *1100062A21062002*

*Category (type) of securities: ordinary registered book-entry share.*
*Date of approving the resolution on dividend payments: 21 June 2002. Date of dividend payments: 31 December 2002 at the latest.*
*The issuer's organ that approved the resolution on dividend payments: Annual General Shareholders' Meeting*
*Size of dividends paid for one ordinary registered book-entry share: 0.18908 rubles*
*Number of ordinary registered book-entry shares for which the dividends are paid: 1 150 268 825*
*Form of dividend payments: in cash*

*Category (type) of securities: preference registered book-entry share, type A.*
*Date of approving the resolution on dividend payments: 21 June 2002. Date of dividend payments: 20 August 2002 at the latest.*
*The issuer's organ that approved the resolution on dividend payments: Annual General Shareholders' Meeting*
*Size of dividends paid for one preference registered book-entry share type A: 0.18908 rubles*

*Number of preference registered book-entry shares type A for which the dividends are paid: 383 421 125*
*Form of dividend payments: in cash*

Date of the occurrence of the fact (event, action): *21.12.2001*
Code of the fact (event, action): *1200062A21122001*

*Type of general meeting - annual*
*Form of the annual general shareholders' meeting – in praesentio (joint personal presence)*
*Date: 21 June 2002*
*Venue: Olginka, Health complex "Orbita"CJSC, Tuapse District, Krasnodar Territory*
*By the record day of shareholders entitled to take part in the annual General Shareholders' Meeting (3 May 2002) the Company's authorized capital consisted of 1 150 323 325 ordinary and 383 442 925 preferred shares. 54 500 of placed ordinary and 21 800 of placed preferred shares, redeemed from the shareholders at their demand in accordance with Article 75 of the Federal Law "On Joint Stock Companies" after the approval of the resolution on the Company's reorganization through merger of 9 telecom operators of the Southern Federal District into it, were entered into the Company's balance sheet.*
*1 150 268 825 (one billion one hundred fifty million two hundred and sixty eight thousand eight hundred and twenty five) of the Company's placed ordinary voting shares were taken into consideration for quorum determination.*
*By the end of registration 690 shareholders and their proxies were registered with number of votes totaling 824 704 487 that constituted 71.697% of total amount of votes represented by the company's placed voting shares determining the quorum of the first item of the agenda, and 7 111 883 votes that constituted 67,38% of total amount of votes represented by the company's placed voting shares determining the quorum of the agenda issues. "Kuban Registration Center" CJSC functioning as the Counting Commission in compliance with Article 56 of the Federal Law "On Joint Stock Companies" comes to the conclusion that the Annual General Shareholders' Meeting has a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares.*
*Items put to vote:*

1) *Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001).*
2) *Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001.*
3) *Election of the members to the Company's Board of Directors.*
4) *Election of the members to the Company's Auditing Commission.*
5) *Approval of new edition of the Company's Charter.*
6) *Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.*
7) *Approval of new edition of the Statute of the Company's Board of Directors.*
8) *Approval of new edition of the Statute of the Company's Administrative Board.*

9) *Making amendments in the Statute on the Company's Auditing Commission.*
10) *Approval of the Company's auditor for the year 2002.*
11) *About "UTK" PJSC's participation in the Association of operators of federal business network "Iskra".*

*Results of the voting.*
*On the first item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 14 (31283 votes, 0.00%)*
*"IN FAVOR": 824 365 571 votes (99.96%)*
*"AGAINST": 7 739 votes (0.00%)*
*"ABSTAINED FROM VOTING": 25 506 votes (0.00%)*

*On the second item:*
*On the first sub-item of the voting paper "To pay dividends for the year 2001 amounting to 0.18908 ruble in cash for each preference share not later than on 20 August 2002".*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 687 (824 425 194 votes)*
*"INVALID": 17 (41311 votes, 0.00%)*
*"IN FAVOR": 823 506 215 votes (99,85%)*
*"AGAINST": 10 355 votes (0.00%)*
*"ABSTAINED FROM VOTING": 867 313 votes (0,11%)*
*On the second sub-item of the voting paper "To pay dividends for the year 2001 amounting to 0.18908 ruble in cash for each ordinary share not later than on 31 December 2002".*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 687 (824 425 194 votes)*
*"INVALID": 17 (41311 votes, 0.00%)*
*"IN FAVOR": 823 495 751 votes (99,85%)*
*"AGAINST": 21 473 votes (0.00%)*
*"ABSTAINED FROM VOTING": 866 659 votes (0,11%)*

*On the third item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 687 (824 425 194 votes)*
*"INVALID": 128*

| *Name of the candidate* | *Number of votes given in favor of each candidate* |
|---|---|
| *1.Belov Vadim Yevgenyevich* | *810 528 342* |
| *2.Volkovyski Igor Vilgelmovich* | *657 831 048* |
| *3.Gorbachev Vladimir Lukich* | *1 737 807 216* |
| *4.Yevdokimenko Vitali Mikhaylovich* | *569 579 489* |
| *5.Zabuzova Elena Viktorovna* | *657 917 996* |
| *6. Osipchuk Anton Igorevich* | *657 834 176* |
| *7.Poyarkov Yevgeni Nikolaevich* | *6 307 995* |
| *8. Romski Georgi Alexeevich* | *661 975 332* |
| *9.Ukhina Irina Petrovna* | *660 703 210* |
| *10.Furschik Moisey Alexandrovich* | *499 370* |

*11.Hern David Alexander 893 167 290*

*On the forth item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 682 (813 292 043 votes)*
*Number of votes given in favor of each candidate to the Company's Auditing Commission:*

| № in the voting paper | Number of votes given | | | |
|---|---|---|---|---|
| | in favor | | against | abstained from voting |
| | amount | % | | |
| Andreeva Antonina Mikhailovna | 813 041 888 | 98.59% | 4 687 | 41 638 |
| Kozin Vladimir Vladimirovich | 812 840 129 | 98.56% | 66 817 | 51 012 |
| Prokofyeva Irina Viktorovna | 812 848 522 | 98.56% | 45 453 | 52 865 |

*On the fifth item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 8 (14 824 votes, 0.00%)*
*"IN FAVOR": 824 246 216 votes (99.94%)*
*"AGAINST": 7 194 votes (0.00%)*
*"ABSTAINED FROM VOTING": 161 865 votes (0.02%)*

*On the sixth item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 6 (10 137 votes, 0.00%)*
*"IN FAVOR": 824 265 618 votes (99.95%)*
*"AGAINST": 872 votes (0.00%)*
*"ABSTAINED FROM VOTING": 153 472 votes (0.02%)*

*On the seventh item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 6 (11 881 votes, 0.00%)*
*"IN FAVOR": 824 246 761 votes (99.94%)*
*"AGAINST": 5 668 votes (0.00%)*
*"ABSTAINED FROM VOTING": 165 789 votes (0.02%)*

*On the eighth item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 7 (321 332 votes, 0.04%)*
*"IN FAVOR": 823 935 348 votes (99.91%)*
*"AGAINST": 3 270 votes (0.00%)*

*"ABSTAINED FROM VOTING": 170 149 votes (0.02%)*

*On the ninth item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 8 (479 273 votes, 0.06%)*
*"IN FAVOR": 823 833 106 votes (99.89%)*
*"AGAINST": 22 018 votes (0.00%)*
*"ABSTAINED FROM VOTING": 95 702 votes (0.01%)*

*On the tenth item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 7 (14 606 votes, 0.00%)*
*"IN FAVOR": 824 255 699 votes (99.95%)*
*"AGAINST": 30 629 votes (0.00%)*
*"ABSTAINED FROM VOTING": 129 165 votes (0.02%)*

*On the eleventh item:*
*Number of distributed voting papers: 690 (824 704 487 votes)*
*Number of submitted voting papers: 688 (824 430 099 votes)*
*"INVALID": 8 (18 748 votes, 0.00%)*
*"IN FAVOR": 821 443 195 votes (99.60%)*
*"AGAINST": 13 952 votes (0.00%)*
*"ABSTAINED FROM VOTING": 2 954 204 votes (0.36%)*

*Resolutions approved:*
*On the first item: to approve annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001).*

*On the second item: To pay dividends for the year 2001 amounting to:*

a) *0.18908 ruble in cash for each preference share not later than on 20 August 2002;*
b) *0.18908 ruble in cash for each ordinary share not later than on 31 December 2002.*

*On the third item: to elect the following members of the Board of Directors:*
*1.Belov Vadim Yevgenyevich*
*2.Volkovyski Igor Vilgelmovich*
*3.Gorbachev Vladimir Lukich*
*4.Yevdokimenko Vitali Mikhaylovich*
*5.Zabuzova Elena Viktorovna*
*6. Osipchuk Anton Igorevich*
*7. Romski Georgi Alexeevich*
*8.Ukhina Irina Petrovna*
*9.Hern David Alexander*

*On the forth item: to elect the following members of the Company's Auditing Commission:*

1. *Andreeva Antonina Mikhailovna, head of the department for notes payable and receivable, "Southern Telecommunications Company" PJSC;*
2. *Kozin Vladimir Vladimirovich – deputy director – head of the section of direct investments and property, "Svyazinvest"PJSC;*
3. *Prokofyeva Irina Viktorovna – deputy director – head of the section of the department of internal audit and economic analysis, "Svyazinvest"PJSC.*

*On the fifth item: to approve new edition of the Company's Charter.*

*On the sixth item: to approve new edition of the Regulations on the procedure for conducting a General Shareholders' Meeting.*

*On the seventh item: to approve new edition of the Statute of the Company's Board of Directors.*

*On the eighth item: to approve new edition of the Statute of the Company's Administrative Board.*

*On the ninth item: to make amendments to the Statute on the Company's Auditing Commission:*

1) *in item 1.3 the words "3 persons in number" should be replaced by the words "5 persons in number";*
2) *in the first paragraph of item 7.4 the words "constituting 25%" should be replaced by the words "constituting 50%".*

*On the tenth item: to approve "Ernst and Young Vneshaudit" CJSC as the Company's auditor.*

*On the eleventh item: to join the Association of operators of federal business network "Iskra".*

Date of the occurrence of the fact (event, action): *21.06.2002*
Code of the fact (event, action): *0100062A21062002*

*The Company's management organ that was changed: Board of Directors*
*The following persons were elected the members of the Board of Directors:*

1. *Volkovyski Igor Viljgelmovich. Share in "UTK" PJSC's authorized capital : 0%*
2. *Zabuzova Elena Viktorovna. Share in "UTK" PJSC's authorized capital : 0%*

*Date of the changes: 21 June 2002.*
*The issuer's authorized body which adopted the resolution dealing with these changes: Annual General Shareholders' Meeting (Protocol №12 of 21 June 2002).*

*Powers of the following members of the Board of Directors were terminated:*

1. *Apaljko Alexander Valentinovich. Share in "UTK" PJSC's authorized capital: 0.05%*

2. *Sadokhina Anna Mikhailovna. Share in "UTK" PJSC's authorized capital: 0.11%*

*Date of the changes: 21 June 2002.*
*The issuer's authorized body which adopted the resolution dealing with these changes: Annual General Shareholders' Meeting (Protocol №12 of 21 June 2002).*

*The Company's management organ that was changed: Administrative Board*
*The following persons were elected the members of the Administrative Board:*

1. *Apaljko Alexander Valentinovich. Share in "UTK" PJSC's authorized capital: 0.05%*
2. *Kraev Alexey Olegovich. Share in "UTK" PJSC's authorized capital : 0%*
3. *Statuev Vladislav Andreevich. Share in "UTK" PJSC's authorized capital: 0%.*
4. *Fefilova Svetlana Gennadyevna. Share in "UTK" PJSC's authorized capital: 0%*
5. *Kharchenko Sergey Nikolaevich. Share in "UTK" PJSC's authorized capital: 0%*

*Date of the changes: 21 June 2002.*
*The issuer's authorized body which adopted the resolution dealing with these changes: Board of Directors (Protocol №1 of 21 June 2002).*

Date of the occurrence of the fact (event, action): *18.06.2002*
Code of the fact (event, action):*1300062A18062002*

*"Southern Telecommunications Company" PJSC informs that the following resolutions were approved by the Board of Directors on 18 June, 2002 (Protocol №44 of 18.06.2002):*

1. *to increase the authorized capital of "Southern Telecommunications Company" Public Joint Stock Company up to the amount of 1 297 854 028.35 rubles by emission of additional common nominal book-entry shares 1 810 350 993 (one billion eight hundred ten million three hundred fifty thousand nine hundred and ninety three) in number with a par value of 0.33 (thirty-three kopecks) ruble each and additional preferred nominal book-entry type A shares 588 773 752 (five hundred eighty eight million seven hundred seventy three thousand seven hundred and fifty two) in number with a par value of 0.33(thirty-three kopecks) ruble each. Including:*
   - *44 028 862 ordinary shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary shares owned by the shareholders of "Electrosvyaz of Adygeya Republic" Public Joint Stock Company into them.*

   *Shares of "Electrosvyaz of Adygeya Republic" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz of Adygeya Republic" Public Joint Stock Company in the United state register of legal persons.*

   - *148 520 731 ordinary and 49 506 176 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type*

*A shares owned by the shareholders of "Svyazinform" Public Joint Stock Company, Astrakhan Region, into them.*

*Shares of "Svyazinform" Public Joint Stock Company, Astrakhan Region are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Svyazinform" Public Joint Stock Company, Astrakhan Region in the United state register of legal persons.*

- *502 291 425 ordinary and 167 430 475 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Volgograd Region, into them.*

*Shares of "Electrosvyaz " Public Joint Stock Company, Volgograd Region are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz" Public Joint Stock Company, Volgograd Region in the United state register of legal persons.*

- *61 419 993 ordinary and 20 472 552 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them.*

*Shares of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company in the United state register of legal persons.*

- *21 116 502 ordinary and 7 039 501 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electricheskaya svyaz " Public Joint Stock Company, Kalmykia Republic, into them.*

*Shares of "Electricheskaya svyaz " Public Joint Stock Company, Kalmykia Republic are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electricheskaya svyaz " Public Joint Stock Company, Kalmykia Republic in the United state register of legal persons.*

- *14 716 589 ordinary and 4 906 184 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company into them.*

*Shares of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company are considered converted into additional shares of "Southern*

*Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company in the United state register of legal persons.*

- *642 598 877 ordinary and 214 199 531 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Rostov Region, into them.*

*Shares of "Electrosvyaz " Public Joint Stock Company, Rostov Region are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz" Public Joint Stock Company, Rostov Region in the United state register of legal persons.*

- *123 702 369 ordinary and 41 234 118 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.*

*Shares of "Sevosetinelectrosvyaz" Public Joint Stock Company are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Sevosetinelectrosvyaz" Public Joint Stock Company in the United state register of legal persons.*

- *251 955 645 ordinary and 83 985 215 preferred type A shares of "Southern Telecommunications Company" Public Joint Stock Company to be placed by conversion of ordinary and preferred type A shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Stavropol Territory, into them.*

*Shares of "Electrosvyaz " Public Joint Stock Company, Stavropol Territory are considered converted into additional shares of "Southern Telecommunications Company" Public Joint Stock Company at the moment of registration the fact of liquidation of "Electrosvyaz" Public Joint Stock Company Stavropol Territory in the United state register of legal persons.*

*Additional share are to be place within the limits of declared shares. Total volume of placed issues (nominal value) amounts to 791 711 165.85 rubles including:*

- *ordinary shares for the amount of 597 415 827.69 rubles,*
- *preferred shares for the amount of 194 295 338.16 rubles*

*2.*

- *to place 500 nominal book-entry interest-bearing bonds of K-1 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 500 rubles for the total amount of 250 000 rubles by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them (registration number 4-05-30167-E).*

- *to place 500 nominal book-entry interest-bearing bonds of K-2 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 500 rubles for the total amount of 250 000 rubles by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them (registration number 4-06-30167-E).*
- *to place 10 450 nominal book-entry interest-bearing bonds of S-1 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 2 500 rubles for the total amount of 26 125 000 rubles by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them (registration number 10-2-004).*
- *to place 7 000 nominal book-entry interest-bearing bonds of S-2 series of "Southern Telecommunications Company" Public Joint Stock Company with a par value of 300 rubles for the total amount of 2 100 000 rubles by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them (registration number 4-03-30274-E).*

3. *to approve the following Resolutions on the securities' issue of "Southern Telecommunications Company" Public Joint Stock Company:*
   1) *Resolution on issue of 44 028 862 (forty-four million twenty-eight thousand eight hundred and sixty-two) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 14 529 524.46 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Electrosvyaz of Agygeya Republic" Public Joint Stock Company into them.*
   2) *Resolution on issue of 148 520 731 (one hundred forty-eight million five hundred twenty thousand seven hundred and thirty-one) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 49 011 841.23 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Svyazinform" Public Joint Stock Company, Astrakhan Region, into them.*
   3) *Resolution on issue of 49 506 176 (forty-nine million five hundred and six thousand one hundred and seventy-six) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 16 337 038.08 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of "Svyazinform" Public Joint Stock Company, Astrakhan Region, into them.*
   4) *Resolution on issue of 502 291 425 (five hundred and two million two hundred ninety-one thousand four hundred and twenty-five) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 165 756 170.25 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Electrosvyaz " Public Joint Stock Company, Volgograd Region, into them.*
   5) *Resolution on issue of 167 430 475 (one hundred sixty-seven million four hundred thirty thousand four hundred and seventy-five) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 55 252 056.75 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of*

*"Electrosvyaz " Public Joint Stock Company, Volgograd Region, into them.*

6) *Resolution on issue of 61 419 993 (sixty-one million four hundred nineteen thousand nine hundred and ninety-three) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 20 268 597.69 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Kabardino-Balkarskie telecommunications " Public Joint Stock Company into them.*
7) *Resolution on issue of 20 472 552 (twenty million four hundred seventy-two thousand five hundred and fifty-two) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 6 775 942.16 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of "Kabardino-Balkarskie telecommunications " Public Joint Stock Company into them.*
8) *Resolution on issue of 21 116 502 (twenty-one million one hundred sixteen thousand five hundred and two) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 6 968 445.66 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Elektricheskaya svyaz" Public Joint Stock Company, Kalmykia Republic into them.*
9) *Resolution on issue of 7 039 501 (seven million thirty-nine thousand five hundred and one) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 2 323 035.33 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of "Elektricheskaya svyaz" Public Joint Stock Company, Kalmykia Republic into them.*
10) *Resolution on issue of 14 716 589 (fourteen million seven hundred sixteen thousand five hundred and eighty-nine) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 4 856 474.37 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company into them.*
11) *Resolution on issue of 4 906 184 (four million nine hundred and six thousand one hundred and eighty-four) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 1 619 040.72 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of "Karachaevo-Cherkesskelectrosvyaz" Public Joint Stock Company into them.*
12) *Resolution on issue of 642 598 877 (six hundred forty-two million five hundred ninety-eight thousand eight hundred and seventy-seven) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 212 057 629.41 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Rostov Region, into them.*
13) *Resolution on issue of 214 199 531 (two hundred fourteen million one hundred ninety-nine thousand five hundred and thirty-one) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 70 685 845.23 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of*

*"Electrosvyaz" Public Joint Stock Company, Rostov Region, into them.*

14) *Resolution on issue of 123 702 369 (one hundred twenty-three million seven hundred and two thousand three hundred and sixty-nine) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 40 821 781.77 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.*
15) *Resolution on issue of 41 234 118 (forty-one million two hundred thirty-four thousand one hundred and eighteen) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 13 607 258.94 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.*
16) *Resolution on issue of 251 955 645 (two hundred fifty-one million nine hundred fifty-five thousand six hundred and forty-five) ordinary nominal book-entry shares with a par value of 0.33 ruble amounting to 83 145 362.85 rubles to convert ordinary nominal book-entry shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Stavropol Territiry into them.*
17) *Resolution on issue of 83 985 215 (eighty-three million nine hundred eighty-five thousand two hundred and fifteen) preferred nominal book-entry type A shares with a par value of 0.33 ruble amounting to 27 715 120.95 rubles to convert preferred nominal book-entry type A shares owned by the shareholders of "Electrosvyaz" Public Joint Stock Company, Stavropol Territory into them.*

4. *According to the resolution of the Board of Directors on "Placement of bonds of "Southern Telecommunications Company" Public Joint Stock Company by conversion of the bonds of the Public Joint Stock Companies merged into "Southern Telecommunications Company" Public Joint Stock Company, into them"*
   *to approve the following Resolutions on issue of the bonds of "Southern Telecommunications Company" Public Joint Stock Company:*
   1) *Resolution on issue of 500 nominal book-entry interest-bearing bonds of K-1 series with a par value of 500 rubles for the total amount of 250 000 rubles to be placed by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them.*
   2) *Resolution on issue of500 nominal book-entry interest-bearing bonds of K-2 series with a par value of 500 rubles for the total amount of 250 000 rubles to be placed by conversion of the bonds of "Kabardino-Balkarskie telecommunications" Public Joint Stock Company into them.*
   3) *Resolution on issue of 10 450 nominal book-entry interest-bearing bonds of S-1 series with a par value of 2 500 rubles for the total amount of 26 125 000 rubles to be placed by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.*

4) *Resolution issue of 7 000 nominal book-entry interest-bearing bonds of S-2 series with a par value of 300 rubles for the total amount of 2 100 000 rubles to be placed by conversion of the bonds of "Sevosetinelectrosvyaz" Public Joint Stock Company into them.*

*9 out of 9 members of the Board take part in the voting. There is a quorum for conducting the Board of Directors' meeting.*
*The resolutions were approved by a unanimous vote.*

43. **Information about reorganization of the issuer, its subsidiaries & related companies.**
*No such information.*

44. **Additional material information on the issuer.**
*Extraordinary General Shareholders' Meeting approved the resolution on the Company's reorganization through merger of several telecom companies of the Southern Federal District into it.*

*In item 18.1.3. read next:*
*The shareholder's charter capital share: 25% -2*

*In item 25.1.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.2.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.3.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.4.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.5.2. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.6.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*In item 25.7.1. read next:*
*Functions of the person: Chairman of the Board of Directors (supervisory board).*

*The following Company's subsidiaries do not perform financial and economic activity:*

1. *"Electrosvyaz of Adygeya Republic"*
2. *"Svyazinform"Astrakhan Regio*
3. *"Volgogradelectrosvyaz"*
4. *"KabBalktelecom"*
5. *"Electrosvyaz" Kalmykia Republic*
6. *"Karachaevo-Cherkesskelectrosvyaz"*
7. *"Rostovelectrosvyaz"*
8. *"Sevosetinelectrosvyaz"*
9. *"Electrosvyaz" Stavropol Territory*
10. *"""Kubanelectrosvyaz"*

*These subsidiaries were established to transfer to them the activities of the merged companies after their liquidation.*
*On account of this fact period of validity of the Powers of Attorney of the subsidiaries' directors is not determined.*

# B. Information on the issuer's economic and financial activities

## 45. Annual accounting reports for the last three fiscal years

*Not presented*

## 46. The issuer's financial statements for the quarter under review

*See Annex.*

## 47. Events resulting in an increasing or decrease in the issuer's assets in the reported quarter by more than 10 %.

*Such events didn't take place*

The issuer's assets value at the date of ending of the quarter preceding the reported one: ***5 196 361 000 rubles***

The issuer's assets value at the date of ending of the reported quarter: ***4 763 627 000 rubles***

## 48. Events resulting in an increase in the issuer's net profits (losses) in the reported quarter by more than 20% as compared to the preceding one:

Availability of such event (events): ***10.07.2002***

Description: ***Profit before taxation for 1 quarter of 2002 is 1 095 172 thousand rubles***

***Profit before taxation for 2 quarter of 2002 is 79 570 thousand rubles Absolute decrease of profit constituted 1 015 602 thousand rubles or 92.73%.***

***Profit decrease in the second quarter as compared to the first quarter is caused by the fact that selling a 24%-stake of "Kuban GSM" CJSC shares increased the Company's profit before taxation for 1 quarter 2002 by the sum of sales profit amounting to 1043616000 rubles.***

Absolute change of the issuer's profits (losses) at the date of ending of the reported quarter as compared to the profits (losses) at the date of ending of the quarter preceding the reported one: ***1 015 602 000 rubles***

The issuer's profits (losses) for the quarter preceding the reported one: ***1 095 172 000 rubles***

The issuer's profits (losses) for the reported quarter: ***79 570 000 rubles***

**49. Information about the formation and allocation of reserve and other special funds of the issuer.**

**50. The issuer's transactions in the reported quarter exceeding 10 % of the issuer's assets as of the end of the preceding quarter.**

*No such transactions over the reported period*

**51. Information about allocation of funds raised by the Issuer through placement of the issued securities.**

*No funds allocated.*

**52. Borrowed funds raised by the issuer and its subsidiaries in the quarter under review.**

Borrowed funds received by the issuer at the end of the quarter under review:

| Description | Demand balance at the beginning of the year(RUR) | Received (RUR) | Repaid (RUR) | Demand balance at the end of the reported period(RUR) |
|---|---|---|---|---|
| Long-term bank credits | 170 000 | 120 000 | - | 290 000 |
| Including not paid back at maturity | - | - | - | - |
| Other long-term loans | 348 411 | - | 189 203 | 159 208 |
| Including not paid back at maturity | - | - | | |
| Short-term bank credits | 182 497 | - | 162 497 | 20 000 |

| | | | | |
|---|---|---|---|---|
| Including not paid back at maturity | | | | |
| Bank loans to employees | | | | |
| Including not paid back at maturity | | | | |
| Other short-time loans | | | | |
| Including not paid back at maturity | | | | |

**53. Accounts receivable and payable of the issuer and its subsidiaries during the reported quarter.**

Information about the amount of the issuer's accounts receivable and payable at the end of the quarter under review:

| Description | Demand balance at the beginning of the year(RUR) | Received (RUR) | Paid off (RUR) | Demand balance at the end of the reported period (RUR) |
|---|---|---|---|---|
| 1)Accounts receivable: | | | | |
| Short-term | 195 525 000 | 1 502 371 000 | 1 508 071 000 | 189 825 000 |
| Including overdue | 37 422 000 | 5 302 700 | - | 42 724 700 |
| Including over 3 months in arrears | 19 944 000 | 4 453 000 | - | 24 397 000 |
| In particular on/for: | | | | |
| Long-term | 2 441 000 | - | 258 000 | 2 183 000 |
| Including overdue | 1 217 000 | - | 1 127 700 | 89 300 |
| Including over 3 months in arrears | 1 217 000 | - | 1 127 700 | 89 300 |
| 2)Accounts payable: | | | | |
| Short-term | 421 486 000 | 3 055 583 000 | 3 012 996 000 | 464 073 000 |
| Including overdue | 10 605 000 | 15 964 000 | 12 598 500 | 13 970 500 |
| Including over 3 months in arrears | 3 016 000 | 4 498 300 | 4 202 700 | 3 311 600 |
| Including on: | | | | |
| Long-term | 332 878 000 | 219 785 000 | 393 737 000 | 158 926 000 |
| Including overdue | 31 930 000 | - | 31 930 000 | - |
| Including over 3 months in arrears | 3 658 000 | | 3 658 000 | - |
| Including on: | | | | |
| Securities: | | | | |
| Provided to the Issuer: | | | | |
| Including by third parties | | | | |
| Including on: | | | | |
| Securities: | | | | |
| Provided by the Issuer | | | | |
| Including to third parties | | | | |
| In particular provided on: | | | | |
| 3) Bill transactions: | | | | |
| Drawn bills | | | | |
| Including overdue | | | | |
| In particular on: | | | | |
| Accepted bills | | | | |
| Including overdue | | | | |

| In particular on: | | | | |
|---|---|---|---|---|

## 54. The issuer's financial investments.

Information about the issuer's financial investments as at the end of the reported quarter:

| Description | Investments rate as at the end of the reported quarter(RUR) | | |
|---|---|---|---|
| | Short-term ( less than 1 year) | Long-term ( over 1 year) | Total |
| Investments in the sovereign issued securities | - | - | - |
| Investments in the securities issued by the subjects of the Russian Federation | - | - | - |
| Investments in the municipal securities | - | - | - |
| Investments in shares, contribution fees, unit funds of other organizations | - | 2 814 000 | 2 814 000 |
| Investments in bonds and other debt securities | - | - | - |
| Other loans granted | - | 10 000 000 | 10 000 000 |
| Investments in the issuer's subsidiaries | | 302 696 000 | 302 696 000 |
| Investments in the issuer's affiliates | - | 332 000 | 332 000 |

Financial investments in the companies liquidated pursuant to the applicable law of the Russian Federation

| Name of the company | Date of liquidation | Decision-making authority | Rate of investments (RUR) |
|---|---|---|---|
| | | | - |
| | | | |
| Total | | | - |

Financial investments into companies declared bankrupt pursuant to the applicable law of the Russian Federation

| Name of the company | Date of liquidation | Decision-making authority | Rate of investments (RUR) |
|---|---|---|---|
| | | | |
| | | | - |

| | | | |
|---|---|---|---|
| Total | | | - |
| | | | |
| Total issuer's assets rate as at the end of the reported quarter (RUR) | | | |
| | | | |

**Financial investments in the companies exceeding 10 % of the issuer's assets as at the date of ending of the reported quarter**

| Name of the company | Amount of investments (RUR) | Percentage of the assets |
|---|---|---|
| | - | |
| Total | - | |

**55. Other material information on the issuer's economic and financial activity:**
*none*

# C. Information about the issuer's securities

**56. Information about the issuer's shares.**
Number of issue: *1*
Category: *ordinary*
Form of securities: *registered book-entry*
Par value of one security of the issue: *1 000 rubles*

Total number of the issued securities: *298 310*
Total volume of the issue: *298 310 000*

Information about the issue's state registration:
Date of registration: *20.05.1994*
Registration number: *18-1n-1031*
State registration authority: *Financial organs*

Mode of placement: *acquisition at the reorganization into a joint-stock company*
Period of placement: *from 6.06.1994 till 6.10.1994*
Current state of the issue: *all the securities of the issue are cancelled*
Number of actually placed shares according to the registered issue report: *298 310*

Information about state registration of the report on the issue's results:
Date of registration: *22.04.1997*
State registration authority: *Financial organs*

Restrictions in respect of circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information on the issued shares:
***The issue is cancelled***

Additional material information on the issued shares:
***Prices are given as before denomination***

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***140 713***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***

Current state of the issue: ***all the securities of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***140 713***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional material information about the issued shares:
***Prices are given as before denomination***

Number of issue: ***1***
Category: ***preference***
Type of shares: ***Type B***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***1 000 rubles***

Total number of the issued shares: ***123 827***
Total volume of the issue: ***123 827 000***

Information about the issue's state registration:
Date of registration: ***20.05.1994***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***acquisition at the reorganization into a joint-stock company***
Period of placement: ***from 6.06.1994 till 6.10.1994***
Current state of the issue: ***All the shares are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***123 827***

Information about state registration of the report on the issue's results:
Date of registration: ***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional material information about the issued shares:
***Prices are given as before denomination***

Number of issue: ***2***
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***422 137 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***
Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***

State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares ( if any) :
***The issue is cancelled***

Market information about the issued shares:
***The issue is cancelled***

Additional material information about the issued shares:
***Prices are given as before denomination***

Number of issue: ***2***
Category: ***preference***
Type of shares : ***preference of type A***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***40 rubles***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***140 713 000***

Information about the issue's state registration:
Date of registration:***31.03.1995***
Registration number: ***18-1n-1031***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 31.03.1995 till 22.04.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered issue report: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:***22.04.1997***
State registration authority: ***Financial organs***

Restrictions in respect of circulation of the issued shares ( if any) :
***All the shares of the issue are cancelled***
Market information about the issued shares:
***All the shares of the issue are cancelled***

Additional material information about the issued shares:
***Prices are given as before denomination***

Number of issue: ***3***
Category: ***ordinary***
Form of securities: ***registered book-entry***

Par value of one security of the issue: ***35. 97 rubles***

Total number of the issued securities: ***10 553 425***
Total volume of the issue: ***379 606 697 250***

Information about the issue's state registration:
Date of registration:***22.04.1997***
Registration number: ***18-1-1807***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***
Number of actually registered shares according to the registered report on the issue's results: ***10 553 425***

Information about state registration of the report on the issue's results:
Date of registration:***24.10.1997***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***All the shares of the issue are cancelled***

Market information about the issued shares:
***Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.***

Additional material information about the issued shares:
***none***

Number of issue: ***3***
Category: ***preference***
Type of shares:
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***35. 97***

Total number of the issued securities: ***3 517 825***
Total volume of the issue: ***126 536 165 250***

Information about the issue's state registration:
Date of registration:***22.04.1997***
Registration number: ***18-1-1808***
State registration authority: ***Financial organs***

Mode of placement: ***conversion***
Period of placement: ***from 02.06 1997 till 24.10.1997***

Current state of the issue: ***All the shares of the issue are cancelled***

Number of actually registered shares according to the registered issue report: ***3 517 825***

Information about state registration of the report on the issue's results:
Date of registration:*24.10.1997*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***All the shares of the issue are cancelled***

Market information about the issued shares:
***All the shares of the issue are cancelled***

Additional material information about the issued shares:
***Prices are given as after the denomination. Before the denomination a share's par value constituted 35 970 rubles.***

Number of issue: *4*
Category: ***ordinary***
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33 rubles***

Total number of the issued securities: ***1 150 323 325***
Total volume of the issue: ***379 606 697. 25***

Information about the issue's state registration:
Date of registration:***27.12.2001***
Registration number: ***1-04-00062-A***
State registration authority: ***FKCB of Russia***

Mode of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***1 150 323 325***

Information about state registration of the report on the issue's results:
Date of registration:***26.02.2002***
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS"***
***Off-board securities' market***
***ADR-1 representing common stock – OTC USA, Frankfort and Berlin Stock Exchanges, Stock Exchange NEWEX (Vienna, Austria).***

Additional material information about the issued shares:

*none*

Number of issue: *4*
Category: *preference*
Type of shares: *Type A*
Form of securities: ***registered book-entry***
Par value of one security of the issue: ***0.33***

Total number of the issued securities: ***383 442 925***
Total volume of the issue: ***126 536 165. 25***

Information about the issue's state registration:
Date of registration:*27.12.2001*
Registration number: *2-04-00062-A*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Mode of placement: ***conversion***
Period of placement: ***from 21.01 2002 till 21.01.2002***
Current state of the issue: ***placement is completed***
Number of actually registered shares according to the registered issue report: ***383 442 925***

Information about state registration of the report on the issue's results:
Date of registration:*26.02.2002*
State registration authority: ***Federal Commission on Securities' Market of Russia***

Restrictions in respect of circulation of the issued shares ( if any) :
***none***

Market information about the issued shares:
***Non-commercial partnership " Stock Exchange RTS"***
***Off-board securities' market***

Additional material information about the issued shares:
***none***

**57. Information on the issuer's bonds.**

***Issue of bonds didn't take place***

## D. Other information about the issuer's securities.

**58,59,60. Rights attached to the issuer's shares. Dividends on the issuer's share .**
*58.1*
Category of shares: ***ordinary***

Form of shares: ***registered book-entry***

Full name of the shares' category/type: ***ordinary registered book-entry shares***

Rights of a shareholder of this category: ***Each ordinary share grants the shareholder – its owner -the equal scope of rights. Each ordinary shareholder shall be entitled:***

1. *to take part in General Shareholders' Meeting pursuant to the current legislation of the Russian Federation;*
2. *to receive dividends according to the order determined by the current Russian legislation and the present Charter in case the Company announces their payment;*
3. *to get the portion of the Company's assets (liquidation value) in case of its liquidation pro rata the quantity of shares owned by him;*
4. *to have free access to the Company's documents pursuant to paragraph 1 of Article 89 of the Federal Law "On Joint-stock Companies" in order determined by Article 91 of the aforementioned Law;*
5. *to demand confirmation of a shareholder's rights for shares from the Registrar in the form of issue of an excerpt from the register of the Company's shareholders.*
6. *to get information about all records on his personal account from the Registrar and other information stipulated by the legislation of the Russian Federation regulating the order of keeping the register of shareholders;*
7. *to alienate the shares held by him without consent of the Company and other shareholders;*
8. *to bring suits to the courts because of violation of his civil rights including demand of recovery of damages from the Company;*
9. *to demand redemption by the Company of all or part of shares held by him in cases and in order stipulated by the current legislation of the Russian Federation;*
10. *to sell his shares to the Company in case the Company decided to buy them;*
11. *to demand from the Company an excerpt from the list of shareholders entitled to take part in the General Shareholders' Meeting containing information about a shareholder;*
12. *to transmit his rights or part of rights to his authorized proxy (proxies);*

***Any shareholder that owns 1% or more of the Company's voting shares is entitled to demand information from the Registrar about the name of shareholders registered in the list and about the number, category and par value of shares held by them (this information does not include the shareholders' addresses).***

***Any shareholder or group of shareholders that owns 1% or more of the Company's placed ordinary shares is/are entitled to bring suits against a member of the Company's Board of Directors, individual executive body, member of the collective executive body as well as managing organization or manager demanding indemnification of expense which may arise out of any act or failure to act of the aforementioned persons.***

***Shareholders that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.***

*Any shareholder or group of shareholders that owns 2% or more of the Company's total number of voting shares is/are entitled to place issues for the annual General Shareholders' Meeting's agenda and to nominate candidates to the Company's governing and supervising bodies. When preparing an Extraordinary General Shareholders' Meeting with election of the Board of Directors included in the agenda the aforementioned shareholders are entitled to nominate candidates to the Board of Directors.*

*Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares at the submission date is/are entitled to demand calling an Extraordinary General Shareholders' Meeting by the Company's Board of Directors. In case the Board of Directors does not approve the resolution on calling an Extraordinary General Shareholders' Meeting within the period defined by the current legislation of the Russian Federation and the present Charter or approves the resolution on refusal to call it, the Extraordinary General Shareholders' Meeting can be called by the aforementioned shareholder(s).*

*Any shareholder or group of shareholders that owns 10% or more of the Company's total number of voting shares is/are entitled to request at any time audit of the Company's financial and economic activities.*

*Any shareholder or group of shareholders that owns 25% or more of the Company's total number of voting shares is/are entitled to have free access to the Company's accounting records and the minutes of the Administrative Board's meetings and to obtain copies of the aforesaid documents.*

*Shareholders – holders of the Company's ordinary shares are granted other rights as stipulated by the current legislation of the Russian Federation, other legal documents and the present Charter.*

Dividends for shares of this category (type):
Period : *1998*
One share dividend (RUR) : *0.6*
Total amount of dividends for shares of this type (category) (RUR) : *6 332 055*
Total amount of dividends actually paid on the shares of this category (type) (RUR): *6 332 055*

Period : *1999*
One share dividend (RUR) : *1.94*
Total amount of dividends for shares of this type (category) (RUR) : *20 473 664*
Total amount of dividends actually paid for shares of this category (type) (RUR): *20 473 664*

Period : *2000*
One share dividend (RUR) : *2.94*
Total amount of dividends for shares of this type (category) (RUR) : *31 027 070*
Total amount of dividends actually paid for shares of this category (type) (RUR): *31 027 070*

Period : *2001*
One share dividend (RUR) : *0.18908*
Total amount of dividends for shares of this type (category) (RUR) : *217 492 829.43*
Total amount of dividends actually paid for shares of this category (type) (RUR): *0*

Size of dividend , date of payment of which does not start (RUR): *217 492 829.43*

*58.2*
Category of shares: *preferred*
Type of shares : *A*
Form of shares: ***registered book-entry***
Full name of the shares' category/type: ***preferred registered book-entry Type A***
Rights of a shareholder of this category (type):

1. ***Each preferred Type A share shall grant its holder equal scope of rights.***
2. ***Holders of preference Type A shares shall be entitled to receive annual fixed dividend except for the cases specified by the present Charter. The total amount to be paid as dividend on each of preference Type A share is set to be 10% of the net profit of the Company in the last fiscal year divided by the number of shares accounting for 25% of the charter capital of the company. If the amount of dividend paid by the Company on each ordinary share in a certain year exceeds the amount to be paid as dividend on each preference Type A share, the latter shall be increased up to the amount of dividend paid on the ordinary shares.***
3. ***The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right if the issues of reorganization or liquidation of the Company are to be resolved or if the Meeting shall decide on introduction of amendments and additions to the Charter of the Company restricting the rights of holders of this type of shares including determination or increase of the dividend amount, and/or determination or increase of the liquidation amount to be paid on the preference Type A shares to the previous party; as well as on granting shareholders-owners of other types of preferred shares preferential rights in the order of dividend payment and/or liquidation value of shares.***
   ***Shareholders – holders of the preference Type A shares shall be entitled in case of the liquidation of the Company to receive the nominal value of the shares.***
4. ***The shareholders – holders of the preference Type A shares are entitled to take part in the General Shareholders' Meeting with voting right on all issues within its authority, starting from the annual General Shareholders' Meeting following the Meeting at which a resolution to pay dividend on this type of preferred shares was not passed, or a resolution to pay incomplete dividend amount on this type of preferred shares was passed. The right of shareholders – holders of the preference Type A shares to vote at the General Shareholders' Meeting shall be terminated as of the moment of the first payment of dividend made on the preference Type A shares in full.***
5. ***The shareholders – holders of the preference Type A shares have the same rights as specified by Articles 7.2.2, 7.2.3, 7.2.4, 7.2.5, 7.2.6, 7.2.7, 7.2.8, 7.2.10, 7.2.11, 7.2.12 of the present Charter for ordinary shareholders.***

*These rights are also granted to the shareholders – holders of the preference Type A shares if these shares are not voting ones.*

6. *The shareholders – holders of the preference Type A shares have the rights specified by Articles 7.3,7.6, 7.7, 7.8, 7,9 of the present Charter if preference Type A shares have voting right on all issues within the authority of a General Shareholders' Meeting.*
7. *The shareholders – holders of the preference Type A shares are entitled to demand redemption of all or part of shares, held by them, by the Company in cases and in order stipulated by the effective legislation of the Russian Federation.*
8. *The holders of the preference Type A shares that own 1% or more of the votes at a General Shareholders' Meeting are entitled to demand a list of shareholders entitled to take part in the General Shareholders' Meeting. Information from the documents of natural persons and Postal addresses can be given only by their expressed assent.*
9. *Shareholders – holders of the Company's preferred Type A shares are granted other rights as stipulated by the effective legislation of the Russian Federation, other legal documents and the present Charter.*

Dividends on the shares of this category (type):

Period : ***1998***
One share dividend (RUR) :***3***
Total amount of dividends under shares of this type (category) (RUR) : ***10 553 475***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***10 553 475***

Period : ***1999***
One share dividend (RUR) : ***8.32***
Total amount of dividends under shares of this type (category) (RUR) : ***29 268 304***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***29 268 304***

Period : ***2000***
One share dividend (RUR) : ***11.06***
Total amount of dividends under shares of this type (category) (RUR) : ***38 907 145***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***38 907 145***

Period : ***2001***
One share dividend (RUR) : ***0.18908***
Total amount of dividends under shares of this type (category) (RUR) : ***72 497 266.32***
Total amount of dividends actually paid under shares of this category (type) (RUR): ***0***

Size of dividends, date of payment under which does not start (RUR):***72 497 266.32***

**61. Restrictions in respect of the securities' circulation.**

*See items 56 and 57*

**62. Other material information on the issuer's securities.**

*No such information*

# APPENDIX

## Accounting records
## for the first half of the year 2002

*Balance sheet of "Southern Telecommunications Company" Public Joint Stock Company*

## ACCOUNTING POLICY

1. *Accounting recording of the company is carried out by the Company's accounts department headed by a chief accountant.*
2. *Accounting recording in the Company is automatized and carried out by means of common accounting software "Buhuchot".*
3. *Accounting recording in the Company and its subsidiaries is carried out using journal &order form and accounting registers approved in the centralized order with indication of numbers and names of accounting books, orders, turnovers and demand balances according to accounts of analytic accounting.*
4. *Financial documents of the Company can be signed by the Company's general director, the first deputy general director, chief accountant, deputy chief accountant; financial documents of a Company's subsidiary can be signed by its general director, deputy director, chief accountant, deputy chief accountant,*
5. *Inventory is made up regarding all the Company's property irrespective of its location and all kinds of liabilities. Inventory is drawn by standing inventory commissions established in the Company's directorate and subsidiaries' administrations.*
6. *Depreciation sum of the Company's intangible assets is calculated monthly according to standards calculated by the company on the basis of time of their effective usage. If it is impossible to determine time of effective usage of some intangible assets, then this time is specified on the basis of twenty years' timing.*
7. *Fixed assets are taken on balance at their acquisition cost determined in accordance with Regulations on accounting records "fixed assets' accounting (PBU 6/01)", approved by the Decree of the Ministry of Finance of the Russian Federation № 26n of 30.03.2001. Depreciation of the Company's fixed assets is carried out using line method on the basis of acquisition cost or current (reestablished) cost (in case of reappraisal) and rate of depreciation calculated depending on time of their effective usage.*
8. *Formation of inventories' actual cost in the Company's accounting records is carried out using accounts 15 and 16. Inventories in accounts 10 and 41 are recorded at their accounting costs. At the end of the reporting month accumulated in account 16 deviations are debited to costs depending on their type pro rata value of expended inventories. Finished commodity is recorded at its actual cost of production without using account 40.*
9. *Amounts in the Company's cash, bank accounts, currency papers, short-term securities, settlements with natural and juridical persons, means of special purpose financing received from budget or foreign investors as technical or other type of assistance under the concluded agreements, expressed in foreign currency, should be re-calculated in rubles by rate of exchange of Central Bank of the Russian Federation at the date of operation performance and also at the date of making monthly accounting records.*
10. *Increase of the Company's economic benefits from fixed assets' proceeds (cash, other property) and (or) redemption of credits resulting in the*

*Company's capital growth with the exception of the participants' contributions can be considered the Company's income. Profits different from income of regular activities can be considered other profits.*

11. *Decrease of the Company's economic benefits from fixed assets' retirements (cash, other property) and (or) new liabilities resulting in the Company's capital reduction with the exception of the contributions' reduction, approved by the participants, can be considered the Company's costs. Costs of regular activities are recorded in sums calculated in cash equal to payments in cash or other form or value of accounts payable. In order to make such records the Company's regular activities are divided into profile and non-profile. Costs different from expenditures of regular activities can be considered other costs.*
12. *Costs of profile regular activities are recorded in account 30 "Main production processes" and 31 "Auxiliary production processes". Costs of non-profile activities are recorded in account 23 "Auxiliary production" and 29 "Service production".*
13. *Costs made in the reporting period but referred to future accounting periods are indicated in account 97 "Deferred costs". Deferred costs should be written off at the expense of appropriate covering reserves during the period they refer to. If it is impossible to find out the period of writing-off the made costs, this period is determined by a special commission and approved by the general director.*
14. *The Company transfers long-term liabilities to short-term liabilities when the main sum of a loan or credit is to be paid off in 365 days under the terms of the agreement. Additional costs connected with taking credits and placement of obligations are included in the balance sheet of the period when they were made.*
15. *The company does not form funds at the expense of profit left at its disposal with the exception of cases when the formation of such fund are stipulated by the legislation or by the Company constitutive documents (reserve fund). In this case their formation and usage are determined by resolutions approved by a General Shareholders' Meeting.*
16. *The Directorate calculates taxes and other compulsory payments to federal budget and to budgets of other levels of the Company as a whole. It also calculates taxes to be paid to each budget of each level with the exception of income tax of natural persons and consolidated social tax calculated and kept by subsidiaries and their structural subdivisions.*
17. *For taxation purposes sales proceeds are determined in the following way:*

*- when determining taxation base of profit tax sales proceeds are calculated by the method of charging (accounting);*

*- when determining taxation base of VAT, road-transport and other taxes sales proceeds are calculated by the method " on paying".*

# BALANCE SHEET

**As at 30 June 2002**
Company: **Public Joint Stock Company "Southern Telecommunications Company"**
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| ASSETS | Line code | Opening balance | Closing balance |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **1. LONG-TERM ASSETS** | | | |
| Intangible assets (04, 05) | 110 | 1 984 | 1 799 |
| patents, licenses, trade marks and other similar rights and assets | 111 | 2 | 2 |
| establishment expenses | 112 | | |
| business rating | 113 | | |
| Fixed assets (01,02,03) | 120 | 3 171 128 | 3 248 043 |
| land and natural resources | 121 | | |
| buildings, facilities, machines and equipment | 122 | 2 182 605 | 2 128 182 |
| Unfinished construction (07,08,16, 61) | 130 | 170 974 | 705 714 |
| Profitable investments in material values (03) | 135 | | |
| Property for subleasing | 136 | | |
| Property for rent | 137 | | |
| Long-term financial investments (06, 82) | 140 | 318 195 | 315 842 |
| investments into branch establishments | 141 | 305 049 | 302 696 |
| investments into dependant companies | 142 | 332 | 332 |
| investments into other companies | 143 | 2 814 | 2 814 |
| loans granted to companies with term over 12 months | 144 | 10 000 | 10 000 |
| other long-term financial investments | 145 | | |
| Other long-term assets | 150 | | |
| TOTAL for section 1 | 190 | 3 662 281 | 4 271 398 |
| **2. CURRENT ASSETS** | | | |
| Inventories and expenses | 210 | 144 493 | 164 856 |
| raw materials, materials and other similar items (10,12,13, 16) | 211 | 107 805 | 130 556 |
| cattle (11) | 212 | 1 | 1 |
| Expenses in unfinished production(20,21,23,29,30,36,44) | 213 | | |
| finished products and merchandise(16, 40,41) | 214 | 7 209 | 8 708 |
| dispatched goods (45) | 215 | | |
| deferred expenses (31) | 216 | 29 478 | 25 591 |
| other inventories and expenses | 217 | | |
| VAT on acquired valuables (19) | 220 | 40 383 | 100 802 |
| Accounts receivable(with payments expected in 12 months or later since reporting date) | 230 | 2 441 | 2 183 |
| buyers and customers( 62,76,82) | 231 | | |
| notes receivable(62) | 232 | | |
| branch establishments and dependant companies (78) | 233 | | |
| advance payments(61) | 234 | | |

| | | | |
|---|---|---|---|
| Other receivables | 235 | 2 441 | 2 183 |
| Accounts receivable(with payments expected within 12 months since reporting date) | 240 | 195 525 | 189 825 |
| buyers and customers( 62,76,82) | 241 | 115 200 | 136 480 |
| notes receivable(62) | 242 | | |
| branch establishments and dependant companies (78) | 243 | 1 333 | 12 329 |
| participants' (founders') contributions to authorized capital (75) | 244 | | |
| advance payments(61) | 245 | 1 330 | 27 869 |
| other receivables | 246 | 77 662 | 13 147 |
| Short-term financial investments (56,58,82) | 250 | | 1 938 |
| investments into dependant companies | 251 | | 1 871 |
| bought out own shares | 252 | | 67 |
| other short-term financial investments | 253 | | |
| Cash resources | 260 | 35 092 | 32 625 |
| cash (50) | 261 | 1 884 | 2 329 |
| settlement accounts (51) | 262 | 28 071 | 20 847 |
| currency accounts (52) | 263 | 76 | 79 |
| Other cash resources (55,56,57) | 264 | 5 061 | 9 370 |
| Other current assets | 270 | | |
| TOTAL for section 2 | 290 | 417 934 | 492 229 |
| BALANCE (sum of the lines 190+290) | 399 | 4 080 215 | 4 763 627 |

| EQUITY AND LIABILITY | Line code | At the beginning of the reported period | At the end of the reported period |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| **4. FUNDS AND RESERVES** | | | |
| Authorized capital (85) | 410 | 506 143 | 506 143 |
| Additional paid-in capital (87) | 420 | 1 406 091 | 1 401 814 |
| Reserve capital (86) | 430 | 47 260 | 63 260 |
| mandatory reserve funds | 431 | 47 260 | 63 260 |
| reserve fund required by constituent documents | 432 | | |
| Social funds (88) | 440 | | |
| Special purpose financing and funds (96) | 450 | | |
| Retained profit of past years (88) | 460 | 816 450 | 510 259 |
| Uncovered losses of the past years(88) | 465 | | |
| Retained profit of the reported year (88) | 470 | | 861 858 |
| Uncovered losses of the reported year (88) | 475 | | |
| TOTAL for section 4 | 490 | 2 775 944 | 3 343 334 |
| **5. LONG-TERM LIABILITIES** | | | |
| Borrowing costs (92,95) | 510 | 185 533 | 290 282 |
| long-term bank credits | 511 | 170 000 | 290 000 |
| other long-term loans | 512 | 15 533 | 282 |
| Other long-term liabilities | 520 | 332 878 | 158 926 |
| TOTAL for section 5 | 590 | 518 411 | 449 208 |
| **6. SHORT-TERM LIABILITIES** | | | |
| Borrowing costs (90,94) | 610 | 182 497 | 20 000 |
| bank credits | 611 | 182 497 | 20 000 |
| other loans | 612 | | |
| Accounts payable | 620 | 421 486 | 464 073 |
| suppliers and contractors (60,76) | 621 | 178 919 | |
| notes payable(60) | 622 | | |
| debt to branch establishments and dependant companies (78) | 623 | 16 896 | 21 642 |

| | | | |
|---|---|---|---|
| wages to employees(70) | 624 | 40 585 | 35 175 |
| social insurance (69) | 625 | 24 630 | 25 104 |
| debt to budget (68) | 626 | 84 095 | 46 475 |
| advance payments(64) | 627 | 63 765 | 58 211 |
| other payables | 628 | 12 596 | 34 739 |
| Dividend settlements (75) | 630 | 41 259 | 311 088 |
| Deferred income (83) | 640 | 140 618 | 175 924 |
| Provision for future expenses and payments(89) | 650 | | |
| Other short-term liabilities | 660 | | |
| TOTAL for section 6 | 690 | 785 860 | 971 085 |
| BALANCE (sum of the lines 490+590+690) | 700 | 4 080 215 | 4 763 627 |

## RECORDING OF THE COUNT OF VALUABLES MENTIONED IN BELOW-LINE ACCOUNTS

| Name of below-line account | Line code | At the beginning of the year | At the end of the year |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| Leased fixed assets (001) | 910 | 47 830 | 47 593 |
| including leasing | 911 | 29 186 | 29 186 |
| Inventory holdings under agreement of bailment (002) | 920 | 261 | 219 |
| Goods taken on commission (004) | 930 | | |
| Written off accounts receivable of insolvent debtors (007) | 940 | 15 254 | 15 579 |
| Liabilities and payments' securities received (008) | 950 | | |
| Liabilities and payments' securities given (008) | 960 | 98 539 | 95 487 |
| Depreciation of housing stock (014) | 970 | 177 | 85 |
| Depreciation of objects equipped with external modern services and utilities and other similar objects (015) | 980 | | |
| Forms of strict recording | 990 | 38 929 | 16 411 |

# PROFIT AND LOSS STATEMENT

**As at 1 July 2002**
Company: **Public Joint-Stock Company "Southern Telecommunications Company"**
Identification number of tax-payer
Branch (kind of activity): **Rendering communication services**
Legal and organizational form: **Public Joint-Stock Company**
State property management body:
Unit of measurement: **RUR thousand**

| **Description** | **Line-code** | **For the reported period** | **For the same period of the previous year** |
|---|---|---|---|
| 1 | 2 | 3 | 4 |
| 1. Profits and losses from usual activities | | | |
| Net revenue from sales (with the exception of VAT, excises and other compulsory payments) | 010 | 1 502 371 | 1 143 758 |
| Including from communication services | 011 | 1 439 434 | 1 093 036 |
| Cost price of goods , services sold | 020 | 1 213 326 | 862 655 |
| Including from communication services | 021 | 1 159 074 | 819 410 |
| Gross profit | 029 | 289 045 | 281 103 |
| Commercial expenses | 030 | | |
| Management expenses | 040 | | |
| Profit (loss) from sales (lines 010-020-030-040) | 050 | 289 045 | 281 103 |
| 2. Operating profits and losses | | | |
| Interest income | 060 | 1 351 | 2 |
| Interest expenses | 070 | 19 592 | 22 571 |
| Income from participation in other enterprises | 080 | | 6 756 |
| Other operating income | 090 | 1 076 871 | 46 392 |
| Other operating expenses | 100 | 108 752 | 69 482 |
| 3. Non-sales profits and losses | | | |
| non-sales income | 120 | 26 578 | 9 196 |
| non-sales expenses | 130 | 90 759 | 42 485 |
| Profit (loss) before taxation (lines 050+060-070+080+090-100+120-130) | 140 | 1 174 742 | 208 911 |
| Profit tax and other similar obligatory payments | 150 | 307 001 | 52 900 |
| Profit (loss) from usual activity | 160 | 867 741 | 156 011 |
| 4. Extraordinary profits and losses | | | |
| Extraordinary profits | 170 | | |
| Emergency losses | 180 | 5 883 | 591 |
| Net profit (retained profit (loss) of the reported period) (lines 160+170+180)) | 190 | 861 858 | 155 420 |

## INTERPRETATION OF PROFITS AND LOSSES

| Description | Line code | For the reported period | | For the same period of the last year | |
|---|---|---|---|---|---|
| | | profit | loss | profit | loss |
| 1 | 2 | 3 | 4 | 5 | 6 |
| Fines, penalties, forfeits acknowledged or according to judgments on award of damages | 210 | 2 722 | 66 | 250 | 180 |
| Profit (loss) of past years | 220 | 18 128 | 22 748 | 258 | 1 321 |
| Damages caused by non-execution or improper execution of obligations | 230 | 215 | 148 | 91 | 5 |
| Stock exchange differences when operating with foreign currency | 240 | 334 | 13 242 | 5 748 | 8 827 |
| Cost reduction of inventories at the end of the reported period | 250 | | | | |
| Writing off accounts receivable and payable with expired limitation of action | 260 | 4 | 271 | 141 | 40 |

## Other information on accounting records for the first half of the year 2002

*No such information*

**"Southern Telecommunications Company" PJSC**
**Location: 66, Karasunskaya Str.,Krasnodar, 350 000**

**Minutes № 12 of the**
**General Shareholders' Meeting**

**Date:** 21 June 2002

**Venue**: "Health-care complex "Orbita" CJSC, Olginka, Tuapse District, Krasnodar Territory.

**Time:** 11:00 a.m. Moscow time

Form of the meeting: in praesentio (joint personal presence)

# Agenda of the General shareholders' meeting

1. Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001).
2. Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001.
3. Election of the members to the Company's Board of Directors.
4. Election of the members to the Company's Auditing Commission.
5. Approval of new edition of the Company's Charter.
6. Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting.
7. Approval of new edition of the Statute of the Company's Board of Directors.
8. Approval of new edition of the Statute of the Company's Administrative Board.
9. Making amendments in the Statute on the Company's Auditing Commission.
10. Approval of the Company's auditor for the year 2002.
11. About "UTK" PJSC's participation in the Association of operators of federal business network "Iskra".

Pursuant to Article 13.4 of the Company's Charter, Vladimir Lukich Gorbachev, the Company's General Director, acts as the Chairman of the General Shareholders' Meeting.

**Gorbachev V.L.**
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to declare the results of the shareholders' registration and determination of the quorum of the General Shareholders' Meeting.

**Samusj I.V.**
As at the record date of shareholders entitled to take part in the Annual (Extraordinary) General Shareholders' Meeting ( 3 May 2002) the Company's authorized capital is divided into 1 150 323 325 ordinary and 383 442 925 preference shares.

54 500 placed ordinary and 21 800 placed preferred shares that had been redeemed from the shareholders on their request pursuant to Article 75 of the Federal Law "On Joint Stock companies", associated with the resolution on the Company's reorganization through merger of 9 telecom operators of the Southern Federal District into it approved on 21 December 2001, were entered in the Company's balance.
1 150 268 825 (one billion one hundred fifty million two hundred sixty-eight thousand eight hundred and twenty-five) registered common shares, entitling to vote on the issues of the General Meeting's agenda, were taken into consideration to determine the quorum.
690 shareholders and their authorized proxies were registered with number of votes totaling 824 704 487 that constituted 71.697% of total amount of votes represented by the Company's placed voting shares determining the quorum.
CJSC "Kubanski Registration Center" functioning as the Calculating Committee pursuant to Article 56 of the Federal Law "On Joint Stock Companies" concluded that the Annual General Shareholders' Meeting had a quorum in compliance with Article 58 of the Federal Law "On Joint Stock Companies" because the registered participants – shareholders (their proxies) owned in the aggregate more than half of the Company's placed voting shares (Minutes # 1 of the Calculating Committee is attached).

**Gorbachev V.L.**
Taking into account the results of the quorum's determination I declare the General Shareholders' Meeting of "Southern Telecommunications Company" PJSC open. Questions on the agenda issues and on the reports should be submitted to the Secretariat in written form.
The Company's Board of Directors approved the following presidium of the present Meeting:

| | |
|---|---|
| Belov Vadim Yevgenyevich | Deputy General Director, "Svyazinvest" PJSC, Chairman of "UTK" PJSC's Board of Directors. |
| Gorbachev Vladimir Lukich | General Director, "UTK" PJSC, Chairman of the Meeting |
| Yevdokimenko Vitaly Mikhaylovich | General Director, Department for Transport and Communications of the Krasnodar Territory Government |
| Osipchuk Anton Igorevich | 1st Deputy General Director, "Svyazinvest" PJSC |
| Romski Georgy Alexeevich | Deputy General Director, "Svyazinvest" PJSC |
| Ukhina Irina Petrovna | Deputy Director of the Department for Corporate management, "Svyazinvest" PJSC |

Minutes of the General Shareholders' Meeting are to be kept by Ryzhikova N.A. – Chairman of the secretariat of the General Shareholders' Meeting.

Now we go on to the discussion of the agenda issues.

I will make the report on **the first agenda issue "Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001)".**

**Basic theses of the report:**

Our Company was Registered by the Krasnodar City Registration Chamber on 20 May 2002, Registration Certificate № 494 series A.
Full name of the Company is Public Joint Stock Company "Southern Telecommunications Company", abbreviated name is "UTK" PJSC, place of location is 66, Karasunskaya Str., Krasnodar.
The former name of our Company was ""Kubanelectrosvyaz" PJSC, resolution on its renaming was approved at the last Annual General Shareholders' Meeting in connection with consolidation of telecom operators of the Southern Federal District.
As at 1 January 2002 share capital of the Company is 506,142862.5 rubles. It is divided into 1 150 323 325 (one billion one hundred fifty million three hundred twenty-three thousand three hundred and twenty-five) ordinary shares and 383 442 925 (three hundred eighty-three million four hundred forty-two thousand nine hundred and twenty-five) preferred shares.
In 2001 66 066 numbers were put into operation including 61 092 numbers of digital exchanges. In 2001 increase of basic telephone sets constituted 50 108 numbers with average increase during the last three years exceeding 44 thousand. Local network incorporates 814 telephone exchanges. As at 1 January 2002 total installed capacity constitutes 856 992 numbers, equipped capacity – 826 610. Growth of total number of public phones in "UTK" PJSC's telephone network constituted 440 units. Number of universal public phones was increased by 1 403 units.
During the reported year subscriber fee for residents was brought to prime cost of the maintenance of one telephone set. On 1 January 2001 urban monthly subscriber fee constituted 50 rubles, rural monthly subscriber fee – 45 rubles, cost price for the first half of the year amounted to 70 rubles; as at 15 November 2001 monthly subscriber fee constituted 70 rubles.
Tariffs for non-regulated positions were sized up in accordance with market requirements and cost price of provided services.
In 2001 the Company rendered telecom services for the sum of 2 476.8 million rubles, a 29.7%-gain over a year ago period including 1 474 million rubles or 59.5% being residential part of tariff profits. Gross profit amounted to 2 597.2 million rubles, a 19.5% gain over a year ago period.
In 2001 operating costs of telecom services' provision constituted 1 960.7 million rubles gaining 15.4% over the same period of the previous year. Growth rate of revenues (119.5%) passes ahead of growth rate of costs in comparable conditions, cost price of 100 rubles of proceeds is reduced from 78.16 rubles to 75.49 rubles (in comparable conditions), that is by 2.67 rubles.
Sales profit amounted to 636.5 million rubles gaining 161.8 million rubles (34.1%) over a year 2000.
Profit before taxation constituted 447.3 million rubles.

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the second agenda item "**Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001**".
Sadokhina A.M. – 1st Deputy General Director, "Southern Telecommunications Company" PJSC – is having the floor.

**Sadokhina A.M.**
**Basic theses of the report:**
Pursuant to the Charter of "Southern Telecommunications Company" PJSC, financial results of the Company's activity and the resolution of the Company's Board of Directors on dividend payments from selling a stake of "Kuban-GSM" shares №15/1 dated as at December 17, 2001,
290 million rubles constituting 88.8% of the Company's retained income for the year 2001 will be paid as dividends.

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the third agenda item **"Election of the members to the Company's Board of Directors".**
I will give information **on this agenda issue.**

**Gorbachev V.L.**
**Basic theses of the report:**
On February 18, 2002 "UTK" PJSC's Board of Directors considered the nominations of the candidates to the Company's Board of Directors and adopted the following resolution:
To include the following people into the list of candidates to the Board of Directors for voting:
1.Belov Vadim Evgenyevich - Deputy General Director, "Svyazinvest" PJSC
2.Volkovyski Igor Vilgelmovich - Head of Organizational Department of the Machinery of Plenipotentiary of the President of the Russian Federation in the Southern Federal District
3.Gorbachev Vladimir Lukich - General Director, "Southern Telecommunications Company" PJSC
4.Evdokimenko Vitali Mikhaylovich - General Director of the Department for Transport and Communications of the Krasnodar Territory Government
5.Zabuzova Elena Viktorovna - Deputy Director- Head of the section of the Department of Economic and Tariff Policy, "Svyazinvest" PJSC
6.Osipchuk Anton Igorevich - First Deputy General Director, "Svyazinvest" PJSC

7. Poyarkov Evgeni Nikolayevich - Deputy Director of Security Department, "Svyazinvest"PJSC
8. Romski Georgi Alexeevich - Deputy General Director, "Svyazinvest"PJSC
9.Ukhina Irina Petrovna - Deputy Director of Department of Corporate Management,"Svyazinvest"PJSC
10. Furschik Moisey Alexandrovich - Deputy Head of the Section of Securities Department, "Svyazinvest"PJSC
11.Hern David Alexander - Representative of CB "Chase Manhattan Bank International"

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the forth agenda item **"Election of the members to the Company's Auditing Commission."**
Sadokhina A.M. – 1st Deputy General Director, "Southern Telecommunications Company" PJSC – is having the floor.

**Sadokhina A.M.**
**Basic theses of the report:**
On February 18, 2002 "UTK" PJSC's Board of Directors considered the nominations of the candidates to the Company's Auditing Commission. "Svyazinvest" PJSC nominated the following candidates: Andreeva A.M., Kozin V.V. and Prokofyeva I.V.

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the fifth agenda item **"Approval of new edition of the Company's Charter"**
Ignatenko N.I. – Head of Legal Department, "Southern Telecommunications Company" PJSC – is having the floor.

**Ignatenko N.I.**
**Basic theses of the report:**
The Company's Charter approved in 1996 is currently in force. Since then 13 amendments to the Charter have been made including 4 of them – this year. Now we reached the necessity of approving new edition of the Company's Charter.

This necessity is also caused by the fact that the amendments were introduced in the Federal Law of the Russian Federation "On Joint Stock Companies" (7 August 2001), actually new edition of the Law was adopted. The Law provides for bringing joint stock companies' charters in accord with requirements of the new Law till 1 July 2002.

Actually the new Charter accumulates amendments that have already been introduced in it and takes into consideration all the amendments introduced in the Federal Law of the Russian Federation "On Joint Stock Companies".

New and current editions of the Charter differ very little in structure (19 and 17 Articles respectively). The following main novels can be noted in respect to contents.

In the Article "Charter capital"

Amount and par value of placed and declared shares were changed in connection with their split-up.

Pursuant to Article 56 of the Law the registrar performs the functions of Calculating Committee.

Terms of reference of a General Shareholders' Meeting are specified in accordance with requirements of the effective legislation.

Issue on Extraordinary General Shareholders' Meetings is regulated in detail in accordance with requirements of the effective legislation.

Time of notification on General Shareholders' Meeting is shortened from 30 to 20 days (except for the cases when item on the Company's reorganization is included into the Meeting's agenda).

The notice of calling a General Shareholders' Meeting shall be published in the paper "Rossiyskaya gazeta".

The number of members of the Board of Directors shall be changed from 9 to 11 people.

The number of members of the Auditing Commission shall be changed from 3 to 5 people.

New edition of the Company's Charter is proposed for the Meeting's approval.

**Gorbachev V.L.**

Are there any questions submitted to the secretariat?

Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**

Now we go on to the sixth agenda item **"Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting"**

Ignatenko N.I. – Head of Legal Department, "Southern Telecommunications Company" PJSC – is having the floor.

**Ignatenko N.I.**

**Basic theses of the report:**

In connection with amendments introduced in the Federal Law "On Joint Stock Companies" and approval of the new edition of the Company's Charter, new edition of Regulations on the procedure for conducting a General Shareholders' Meeting is proposed for the Meeting's approval. New edition of Regulations on the procedure for

conducting a General Shareholders' Meeting regulates time of conducting, procedures of preparing and notifying the shareholders of a General Shareholders' Meeting , procedure of conducting a General Shareholders' Meeting including the quorum, compositions of voting shares, bodies established to conduct a General Shareholders' Meeting and the procedure of conducting a General Shareholders' Meeting, voting on the agenda items and summing up the results.

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the seventh agenda item **"Approval of new edition of the Statute of the Company's Board of Directors"**
Ignatenko N.I. – Head of Legal Department, "Southern Telecommunications Company" PJSC – is having the floor.

**Ignatenko N.I.**
**Basic theses of the report:**
New edition of the Statute of the Company's Board of Directors Company's Charter is proposed for the Meeting's approval.
In connection with approval of the new edition of the Company's Charter and various amendments introduced in the Statute we reached the necessity of approval of the new edition of the Statute of the Company's Board of Directors. The Statute provides for principles and goals of the Board of Directors' activity, rights and duties of the members of the Board of Directors, functions of the Chairman of the Board of Directors and its Secretary, procedures of calling and conducting its meetings.

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the eighth agenda item **"Approval of new edition of the Statute of the Company's Administrative Board"**
Ignatenko N.I. – Head of Legal Department, "Southern Telecommunications Company" PJSC – is having the floor.

**Ignatenko N.I.**
**Basic theses of the report:**
In connection with amendments made in the Federal law "On Joint Stock Companies" the Statute of the Company's Administrative Board, which earlier was to be approved

by the Board of Directors, shall now be approved by a General Shareholders' Meeting. Taking into account all the amendments in the current legislation and approval of the new editions of the Company's Charter and internal documents, new edition of the Statute of the Company's Administrative Board is proposed for the Meeting's approval. New edition of the Statute of the Company's Administrative Board provides for principles and goals of the Administrative Board's activity, functions of the Chairman of the Administrative Board and its Secretary, procedures of calling and conducting its meetings, adopting resolutions by the Administrative Board and drawing up the minutes (protocols).

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the ninth agenda item "**Making amendments in the Statute on the Company's Auditing Commission.**"
Ignatenko N.I. – Head of Legal Department, "Southern Telecommunications Company" PJSC – is having the floor.

**Ignatenko N.I.**
**Basic theses of the report:**
Two main amendments are introduced into the Statute on the Auditing Commission: increase of the number of the members of the Auditing Commission because of growing scope of work and increase of the size of remuneration for the members of the Auditing Commission.

**Gorbachev V.L.**
Are there any questions submitted to the secretariat?
Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**
Now we go on to the tenth agenda item "**Approval of the Company's auditor for the year 2002.**"
Fefilova S.G. – Chief Accountant of "Southern Telecommunications Company" PJSC – is having the floor.

**Fefilova S.G.**
**Basic theses of the report:**
In connection with merger of Russian branch ZAO "Arthur Andersen" of international company "Andersen" into another auditing company out of "big five", the Company's Board of Directors made a proposal at the General Shareholders'

Meeting to approve CJSC "Ernst and Young" as the Company's auditor for the year 2002. This company has wide experience in audit, provides services of high quality. Auditing reports of this company are highly appreciated by investors and partners.

**Gorbachev V.L.**

Are there any questions submitted to the secretariat?

Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**

Now we go on to the eleventh agenda item "**About "UTK" PJSC's participation in the Association of operators of the federal network of business service "Iskra"**.

Shipulin A.P. – Deputy General Director of "Southern Telecommunications Company" PJSC – is having the floor.

**Shipulin A.P.**

**Basic theses of the report:**

To carry into effect the Resolution of GKES №56 of 30 June 1999 and in accordance with General scheme of development of network "Iskra-2" in the structure of integrated communication networks of the Russian Federation

In 1999 "UTK" PJSC transferred the network "Iskra-2" to digital systems and created the network of business service "Iskra" (hereinafter – SDO "Iskra"). High technological potential of SDO "Iskra" provides for full range of telecom services required by customers in state sector, commercial and business structures of the Russian economy. Services of SDO "Iskra" are rendered in most subjects of the Russian Federation. This fact makes it possible to organize corporate national communication links on the basis of "Iskra". It was successfully implemented by "UTK" PJSC.

To broaden the opportunities of ISKRA SDO and to develop flexible tariff policy the Association of operators of the federal network of business service "Iskra" was established aimed at developing SDO "Iskra" and providing full range of modern high-quality telecom services to customers.

Ministry of the Russian Federation for Communication and Informatization pays great attention to the development of the network of business service "Iskra". "Svyazinvest" PJSC and some of its subsidiaries are the members of the Association of SDO "Iskra".

**Gorbachev V.L.**

Are there any questions submitted to the secretariat?

Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to explain and conduct the voting procedure.

**Samusj I.V.:** (explains and carries out the voting procedure)
(Voting)

**Gorbachev V.L.**

I declare a 20-minute break to sum up the results of voting.

(The break)

**Gorbachev V.L.**
Now we have the results of voting on the agenda items. Samusj I.V. - General Director of CJSC "Kubanski Registration Center" is having the floor to announce the minutes of the Calculating Committee.

**Samusj I.V.**
Results of the voting on the first agenda item: **"Approval of annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001)".**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 14 (31283 votes, 0.00%)
"IN FAVOR": 824 365 571 votes (99.96%)
"AGAINST": 7 739 votes (0.00%)
"ABSTAINED FROM VOTING": 25 506 votes (0.00%)
Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.
**RESOLUTION APPROVED:**
**"TO APPROVE** annual report, balance sheet, income statement and allocation of profits and losses based on the results of the reported financial year (2001)."
(Minutes №2 of the Calculating Committee are attached).

Results of the voting on the second agenda item **"Approval of dividend size, form, order and date of payments for each category and type of shares for the year 2001"*:***
**On the first sub-item of the voting paper "To pay dividends for the year 2001 amounting to 0.18908 ruble in cash for each preference share not later than on 20 August 2002".**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 687 (824 425 194 votes)
"INVALID": 17 (41311 votes, 0.00%)
"IN FAVOR": 823 506 215 votes (99,85%)
"AGAINST": 10 355 votes (0.00%)
"ABSTAINED FROM VOTING": 867 313 votes (0,11%)
**On the second sub-item of the voting paper "To pay dividends for the year 2001 amounting to 0.18908 ruble in cash for each ordinary share not later than on 31 December 2002".**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 687 (824 425 194 votes)
"INVALID": 17 (41311 votes, 0.00%)
"IN FAVOR": 823 495 751 votes (99,85%)
"AGAINST": 21 473 votes (0.00%)
"ABSTAINED FROM VOTING": 866 659 votes (0,11%)

Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination - cast their votes in favor of it.

**RESOLUTION APPROVED:**

"To pay dividends for the year 2001:

*a)* 0.18908 ruble in cash for each preference share not later than on 20 August 2002";

*b)* 0.18908 ruble in cash for each ordinary share not later than on 31 December 2002";

(Minutes №3 of the Calculating Committee are attached).

Results of the voting on the third agenda item: **"Election of the members to the Company's Board of Directors".**

Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 687 (824 425 194 votes)
"INVALID": 128

**Results of the voting:**

| **Name of the candidate** | **Number of votes given in favor of each candidate** |
|---|---|
| 1.Belov Vadim Yevgenyevich | 810 528 342 |
| 2.Volkovyski Igor Vilgelmovich | 657 831 048 |
| 3.Gorbachev Vladimir Lukich | 1 737 807 216 |
| 4.Yevdokimenko Vitali Mikhaylovich | 569 579 489 |
| 5.Zabuzova Elena Viktorovna | 657 917 996 |
| 6. Osipchuk Anton Igorevich | 657 834 176 |
| 7.Poyarkov Yevgeni Nikolaevich | 6 307 995 |
| 8. Romski Georgi Alexeevich | 661 975 332 |
| 9.Ukhina Irina Petrovna | 660 703 210 |
| 10.Furschik Moisey Alexandrovich | 499 370 |
| 11.Hern David Alexander | 893 167 290 |

Pursuant to the Company's Charter 9 candidates who got greater number of votes of shareholders-owners of the Company's voting shares, with regard to the other candidates, are considered elected.

**RESOLUTION APPROVED:**

"To elect the following members of the Board of Directors:
1.Belov Vadim Yevgenyevich
2.Volkovyski Igor Vilgelmovich
3.Gorbachev Vladimir Lukich
4.Yevdokimenko Vitali Mikhaylovich
5.Zabuzova Elena Viktorovna
6. Osipchuk Anton Igorevich
7. Romski Georgi Alexeevich
8.Ukhina Irina Petrovna
9.Hern David Alexander"
(Minutes №4 of the Calculating Committee are attached).

**Results of the voting on the forth agenda item: ""Election of the members to the Company's Auditing Commission."**

Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 682 (813 292 043 votes)
Number of votes casted in favor of each candidate to the Company's Auditing Commission:

| № in the voting paper | Number of votes given | | | |
|---|---|---|---|---|
| | in favor | | against | abstained from voting |
| | amount | % | | |
| **Andreeva Antonina Mikhailovna** | **813 041 888** | **98.59%** | **4 687** | **41 638** |
| **Kozin Vladimir Vladimirovich** | **812 840 129** | **98.56%** | **66 817** | **51 012** |
| **Prokofyeva Irina Viktorovna** | **812 848 522** | **98.56%** | **45 453** | **52 865** |

Pursuant to the Company's Charter the candidate to the Auditing Commission is deemed elected if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of him.
**RESOLUTION APPROVED:**
"To elect the following members of the Company's Auditing Commission:

1. Andreeva Antonina Mikhailovna, head of the department for notes payable and receivable, "Southern Telecommunications Company" PJSC;
2. Kozin Vladimir Vladimirovich – deputy director – head of the section of direct investments and property, "Svyazinvest"PJSC;
3. Prokofyeva Irina Viktorovna – deputy director – head of the section of the department of internal audit and economic analysis, "Svyazinvest"PJSC."

(Minutes №5 of the Calculating Committee are attached).

**Results of the voting on the fifth agenda item: "Approval of new edition of the Company's Charter"**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 8 (14 824 votes, 0.00%)
"IN FAVOR": 824 246 216 votes (99.94%)
"AGAINST": 7 194 votes (0.00%)
"ABSTAINED FROM VOTING": 161 865 votes (0.02%)
Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 75% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.
**RESOLUTION APPROVED:**
"To approve the new edition of the Company's Charter".
(Minutes № 6 of the Calculating Committee are attached).

**Results of the voting on the sixth agenda item: "Approval of new edition of Regulations on the procedure for conducting a General Shareholders' Meeting"**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)

"INVALID": 6 (10 137 votes, 0.00%)
"IN FAVOR": 824 265 618 votes (99.95%)
"AGAINST": 872 votes (0.00%)
"ABSTAINED FROM VOTING": 153 472 votes (0.02%)
Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.
**RESOLUTION APPROVED:**
"To approve the new edition of the Regulations on the procedure for conducting a General Shareholders' Meeting".
(Minutes № 7 of the Calculating Committee are attached).

**Results of the voting on the seventh agenda item: "Approval of new edition of the Statute of the Company's Board of Directors"**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 6 (11 881 votes, 0.00%)
"IN FAVOR": 824 246 761 votes (99.94%)
"AGAINST": 5 668 votes (0.00%)
"ABSTAINED FROM VOTING": 165 789 votes (0.02%)
Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.
**RESOLUTION APPROVED:**
"To approve the new edition of the Statute of the Company's Board of Directors".
(Minutes № 8 of the Calculating Committee are attached).

**Results of the voting on the eighth agenda item: "Approval of new edition of the Statute of the Company's Administrative Board"**
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 7 (321 332 votes, 0.04%)
"IN FAVOR": 823 935 348 votes (99.91%)
"AGAINST": 3 270 votes (0.00%)
"ABSTAINED FROM VOTING": 170 149 votes (0.02%)
Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.
**RESOLUTION APPROVED:**
"To approve the new edition of the Statute of the Company's Administrative Board ".
(Minutes № 9 of the Calculating Committee are attached).

Results of the voting on the ninth agenda item: "**Making amendments in the Statute on the Company's Auditing Commission.**"
Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 8 (479 273 votes, 0.06%)
"IN FAVOR": 823 833 106 votes (99.89%)
"AGAINST": 22 018 votes (0.00%)
"ABSTAINED FROM VOTING": 95 702 votes (0.01%)

Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.

**RESOLUTION APPROVED:**

"1.To make amendments to the Statute on the Company's Auditing Commission:

1) in item 1.3 the words "3 persons in number" should be replaced by the words "5 persons in number";
2) in the first paragraph of item 7.4 the words "constituting 25%" should be replaced by the words "constituting 50%".

(Minutes № 10 of the Calculating Committee are attached).

**Results of the voting on the tenth agenda item "Approval of the Company's auditor for the year 2002."**

Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 7 (14 606 votes, 0.00%)
"IN FAVOR": 824 255 699 votes (99.95%)
"AGAINST": 30 629 votes (0.00%)
"ABSTAINED FROM VOTING": 129 165 votes (0.02%)

Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination – cast their votes in favor of it.

**RESOLUTION APPROVED:**

"To approve "Ernst and Young Vneshaudit" CJSC as the Company's auditor".
(Minutes № 11 of the Calculating Committee are attached).

**Results of the voting on the eleventh agenda item: "About "UTK" PJSC's participation in the Association of operators of the federal network of business service "Iskra".**

Number of distributed voting papers: 690 (824 704 487 votes)
Number of submitted voting papers: 688 (824 430 099 votes)
"INVALID": 8 (18 748 votes, 0.00%)
"IN FAVOR": 821 443 195 votes (99.60%)
"AGAINST": 13 952 votes (0.00%)
"ABSTAINED FROM VOTING": 2 954 204 votes (0.36%)

Pursuant to the Company's Charter the resolution on this matter is deemed approved if more than 50% of shareholders-owners of the Company's voting shares, taken into account for quorum determination - cast their votes in favor of it.

**RESOLUTION APPROVED:**

"To join the Association of operators of the federal network of business service "Iskra".

(Minutes № 12 of the Calculating Committee are attached).

**Gorbachev V.L.**

The agenda of the General Shareholders' Meeting is concluded. I declare the General Shareholders' Meeting closed.

**Chairman:** **V.L. Gorbachev**

**Secretary:** **N.A. Ryzhikova**

**21 June 2002**